SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
--------------------
FORM SB-1 REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Horizon Bancorporation, Inc.
----------------------------
(Name of Small Business Issuer in Its Charter)

Florida
-------
(State of Jurisdiction of Incorporation or Organization)

6711
----
(Primary Standard Industrial Classification Code
Number)

65-0840656
----------
(I.R.S. Employer Identification No.)

Suite C, 3005-26th Street West.
Bradenton, Florida 34205; (941) 753-2265
----------------------------------------
(Address and Telephone Number of Principal Executive
Offices)

Charles S. Conoley
Suite C, 3005-26th Street West
Bradenton, Florida 34205
(941) 753-2265

with a copy to:
Daniel D. Dinur, Esq.
One Lakeside Commons
990 Hammond Drive
Suite 760
Atlanta, GA  30328
(770) 395-3170
-----------------------------------------------------
(Name, Address and Telephone Number of Agent for
Service)

     Approximate date of commencement of proposed sale to the public: as soon as practicable.

     If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering.
[] -------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same Offering.
[] -------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same Offering.
[] -------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. []

CALCULATION OF REGISTRATION FEE
-----------------------------------------------------
Title of    Dollar     Proposed   Proposed   Amount
Each Class  Amount     Maximum    Minimum    of
Of          To Be      Offering   Aggregate  Regis-
Securities  Registered Price Per  Offering   tration
To Be                  Unit       Price      Fee
Registered
-----------------------------------------------------
Common
Stock      $7,500,000   $5.00   $7,500,000    $2,085
-----------------------------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that is registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Disclosure alternative used (check one ):
  Alternative  1  [ ] Alternative 2  [X]

CROSS REFERENCE SHEET BETWEEN FORM SB-1
(INCLUDING MODEL B OF FORM IA) AND PROSPECTUS

SB-1 Items                       Location or Heading
                                 in Prospectus
----------                       -------------------

1.  Inside Front and Outside Back
    Back Cover Pages of
    Prospectus.....................Inside Front and
                                   Outside Back Cover
                                   Pages; Additional
                                   Information

2.  Significant Parties............Management;
                                   Principal
                                   Shareholders;
3.  Relationship with  Issuer of
    Experts Named in Registration
    Statement......................Not Applicable

4.  Legal Proceedings..............Not Applicable

5.  Changes in and Disagreements
    with Accountants...............Not Applicable

6.  Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....Management

Model B Items
-------------
1.  Cover Page.....................Front Cover Page

2.  Distribution Spread............Front Cover Page

3.  Summary Information, Risk
    Factors and Dilution...........Prospectus
                                   Summary;
                                   Risk Factors

4.  Plan of Distribution...........The Offering

5.  Use of Proceeds to Issuer......Use of Proceeds

6.  Description of Business........Prospectus
                                   Summary;
                                   Business;
                                   Supervision and
                                   Regulation

7.  Description of Property........Business

8.  Directors, Executive Officers
    and Significant Employees......Management

9.  Remuneration of Directors and
    Officers.......................Management

10.  Security Ownership of Certain
     Security. Holders and
     Management....................Principal
                                   Shareholders

11.  Interest of Management and
     Others in Certain
     Transactions..................Certain
                                   Transactions

12.  Securities Being Offered.......Description of
                                    Capital Stock;
                                    Dividend Policy

13.  Financial Information Required
     in Prospectus..................Financial
                                    Statements


                        PROSPECTUS
               HORIZON BANCORPORATION, INC.
             A proposed bank holding company
           for Horizon Bank (in organization)
           ----------------------------------

                1,050,000 Shares Minimum;
                1,500,000 Shares Maximum
         $.01 Par Value Per Share Common Stock
           ----------------------------------

     HORIZON BANCORPORATION, INC., a Florida
corporation, (the "Company"), hereby offers a minimum of 1,050,000 Shares (the "Minimum Offering") and a maximum of 1,500,000 Shares (the "Maximum Offering") of its $.01 par value per share Common Stock (the
"Shares"), at the price of $5.00 per Share ("Offering
Price"). The purpose of the Offering (herein so called) is to capitalize and own all of the issued shares of capital stock of HORIZON BANK (In Organization) (the
"Bank"). The Bank applied for its charter as a Florida state-chartered bank from the Florida Department of Banking and Finance (the "DBF") and for federal deposit insurance from the Federal Deposit Insurance
Corporation ("FDIC") on October 12, 1998. The current directors and officers of the Company and Bank (the
"Organizers") have agreed to subscribe for at least
264,000 Shares at the Offering Price within thirty (30) days after the effective date of the Registration
Statement. In recognition of the financial risks the Organizers have undertaken prior to such effective date and will have undertaken after such date if the Offering is not successful, as well as an incentive for them to serve as directors of the Company and the Bank, if the Offering is successful, each Organizer will be granted a warrant to acquire at the Offering Price one additional Share for each Share subscribed in accordance with his or her agreement, subject to certain conditions. See, "Certain Transactions -
Organizers' and Directors' Shares, Warrants and Stock
Options." There has been no public market for the Common Stock and there can be no assurance that an active trading market will develop as a result of the Offering.

     At this time, neither the Company nor the Bank has commenced operations and the Bank may not do so unless it receives a permit to begin business from the DBF, approval of insurance of deposit accounts by the FDIC and approval for membership in the Federal Reserve
System from the Board of Governors of the Federal
Reserve System ("FRB") and the Company receives approval to act as a bank holding company from the FRB.
Accordingly, as stated below, no subscription proceeds will be released from the escrow account until the Company and the Bank has each received all regulatory approvals.

     The Company's offices are currently located at Suite C, 3005-26th Street West, Bradenton, Florida
34205 and its telephone number is (941) 753-2265.
Permanent offices for the Company and the Bank will be located at 901 53rd Avenue E., Bradenton, Florida
34203.

     THESE SECURITIES ARE NOT SAVINGS DEPOSITS AND ARE
NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.
INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF
RISK AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS
OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE
INVESTMENT.  SEE THE "RISK FACTORS" SECTION OF THE
PROSPECTUS FOR A DISCUSSION OF THOSE RISKS THAT
MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISK
TO AN INVESTOR.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
(THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.


               Price to   Discounts and   Proceeds to
               Public     Commissions (1) Company(2)
               --------   --------------- -----------
Per Share            $5         $0         $5
Minimum Offering (3) $5,250,000 $0         $5,250,000
Maximum Offering (3) $7,500,000 $0         $7,500,000

(1) The Shares are being offered on behalf of the Company by the directors and executive officers of the Company and the Bank, who will receive no compensation for selling the Shares, but shall be reimbursed for reasonable expenses incurred by them in connection with this Offering. The Company reserves the right to simultaneously offer the Shares through registered securities broker-dealers or sales persons and to pay reasonable commissions not to exceed 8% of the gross
Offering proceeds to such persons, subject to the condition that the Minimum Offering then be increased to allow the proceeds to the Company to be not less than $5,250,000 net of commissions paid.

(2) Before deduction of expenses payable by the Company, estimated at $94,585, for registration fees, legal and accounting fees, printing costs and other
Offering expenses.

(3) All subscription proceeds will be deposited in an escrow account with SunTrust Bank Central Florida, N.A. (the "Escrow Agent"), pending acceptance or rejection of subscriptions and completion of the Offering and receipt by the Company and the Bank of all final regulatory approvals. If subscription proceeds from the sale of the Minimum Offering are not deposited in the escrow account and such approvals are not received by June 30, 1999 (which period may be extended for up to two 90-day periods by the Company without notice to subscribers but not beyond December 31,
1999), all subscriptions will be canceled and all proceeds will be returned promptly to subscribers in full without interest. Interest earned on all subscription proceeds will be paid to the Company whether or not the Offering is completed.
Subscriptions are not binding until accepted by the Company, and the Company reserves the right to accept or reject subscriptions, in whole or in part, in its sole discretion. All costs and expenses in excess of interest earned on subscription proceeds of this Offering will be borne by the Company (and thus the Organizers) in the event the Minimum Offering fails or regulatory approvals are not received and all subscriptions are canceled.

THE DATE OF THIS PROSPECTUS IS DECEMBER 3, 1998.


                Table of Contents

Prospectus Summary................................1

Risk Factors......................................4

The Offering......................................7

Use of Proceeds...................................8

Dividend Policy..................................10

Business.........................................10

Supervision and Regulation.......................15

Management.......................................17

Certain Transactions.............................20

Principal Shareholders...........................22

Description of Capital Stock.....................23

Legal Matters....................................25

Experts..........................................25

Additional Information...........................25

Index to Financial Statements....................27

         CAUTIONARY STATEMENT FOR PURPOSES
       OF THE PRIVATE SECURITIES LITIGATION
                 REFORM ACT OF 1995

     This Prospectus may contain certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements which are other than statements of historical fact. The Company and the Bank caution readers that the following important factors, among others, may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company herein: (i) the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company and the Bank must comply, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (ii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial
Accounting Standards Board, or of changes in the Company's or the Bank's organization, compensation and benefit plans; (iii) the effect on the Company's or the Bank's competitive position within its market area as a result of increasing consolidation within the banking and financial services industries, including the increased competition from larger national or regional and out of state banking organizations as well as nonbank providers of various financial services; (iv) the effect of changes in interest rates; and (v) the effect of changes in the business cycle and downturns in the local, regional or national economies.

THE COMPANY CAUTIONS THAT THE FOREGOING LIST OF
IMPORTANT FACTORS IS NOT EXCLUSIVE. THE COMPANY DOES
NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENT,
WHETHER WRITTEN OR ORAL, THAT MAY BE MADE FROM TIME TO
TIME BY OR ON BEHALF OF THE COMPANY.


                    PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY
BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE
DETAILED INFORMATION AND THE FINANCIAL STATEMENTS
APPEARING ELSEWHERE IN THIS PROSPECTUS.

                 THE COMPANY AND THE BANK

     HORIZON BANCORPORATION, INC. (f/k/a Manasota
Group, Inc.) (the "Company") was incorporated on May
27, 1998, by the Organizers for the purpose of becoming a bank holding company for its proposed wholly-owned subsidiary, Horizon Bank (In Organization) (the
"Bank"). The Company and the Bank, respectively, will file an application with the FRB for authority to become a bank holding company and a member of the Federal Reserve System, respectively, upon receipt by the Bank of its regulatory approvals from the DBF and the FDIC, which, as stated below, are expected to occur on or before February 12, 1999. The Company and the Bank expect obtaining FRB's approval on or before April
30, 1999. Even if the Minimum Offering is subscribed for before all regulatory approvals are obtained, no subscription proceeds will be released from escrow account until all such approvals are received.

     The Bank will be located in Bradenton, Manatee
County, Florida, where Bradenton and the surrounding portion of Manatee County will be its primary service area. Subject to the approval of the DBF, the Bank's permanent main office will be located at 901-53rd
Avenue E., Bradenton, Florida, where the Bank will construct a 5,000-square foot banking facility which will contain the Company's permanent office as well.
The Company currently occupies a 500-square foot temporary office at Suite C, 3005-26th Street West,
Bradenton, Florida 34205 where its telephone number is
(941) 753-2265. Pending construction of the banking facility, the Bank will open for business, as soon as practicable after obtaining regulatory approvals and successful completion of the Offering, by operating from a temporary modular office located on the construction site. The Bank will engage in the general commercial banking business, emphasizing the needs of individuals and small to medium sized businesses.

     The following persons are the Organizers: Thomas
C. Bennett, Jr., Charles S. Conoley, Michael Shannon
Glasgow, C. Donald Miller, Jr., Stephen C. Mullen,
David K. Scherer, Bruce E. Shackelford, MaryAnn P.
Turner, and Clarence R. Urban, all of whom are currently directors of the Company and who will be elected directors of the Bank. The Company and the Bank have employed Charles S. Conoley as their President and Chief Executive Officer. Mr. Conoley has primary responsibility for the organizational efforts of the Company and the Bank.

                         THE OFFERING

Offering of Shares

Securities Offered: 1,500,000 Shares of $.01 par value
Common Stock

Offering Price: $5.00 per Share

Number of Shares Offered: Minimum of 1,050,000 Shares,
Maximum of 1,500,000 Shares

Shares Outstanding Prior to the Offering: 21,600 (Owned by the Organizers)

Shares to be Outstanding after the Offering: 1,500,000
Shares
(assuming the Maximum Offering occurs)

Commitment by the Organizers: 264,000 Shares.

Use of Proceeds: The Company will use the proceeds of the Offering:
(1) to pay expenses of the Offering (such expenses are estimated to be $94,585);
(2) for the redemption, at the redemption price of $5 per share, of the 21,600 Shares owned by the Organizers before the commencement of the Offering;
(3) for the repayment of any loans undertaken by the Company to fund organizational expenses and expenses of the Offering which were not covered by the $108,000 contributed by the Organizers in exchange for the Shares referred to in (2) immediately above;
(4)  for the capitalization of the Bank; and
(5) to the extent the ultimate net proceeds of the Offering before payment of the amounts contemplated in
(1), (2) and (3) immediately above exceed $5,250,000, then 50% of the excess over $5,250,000 for additional capitalization of the Bank and the remaining 50% for working capital of the Company.

     Conditions to Offering: The offering of Shares will be terminated and all subscription funds will be returned to subscribers without interest unless, on or before June 30, 1999 (unless extended, but not beyond
December 31, 1999)(the "Expiration Date"), the Company has accepted subscriptions and payment in full for a minimum of 1,050,000 Shares. The minimum and maximum investment by one subscriber is 100 Shares and 9.9% of the total Shares outstanding after the Offering, respectively, except that the 9.9% maximum limit may be exceeded with the consent of 75% of the members of the Board of Directors. See, "USE OF PROCEEDS" and "THE
OFFERING."

                     RISK FACTORS

     An investment in the securities offered by this Prospectus involves substantial risks, including the following:
1. The Company and the Bank are presently being organized and therefore neither has any prior operating history. New commercial banking institutions are frequently not profitable in the initial years of operations and no assurance can be given as to the ultimate success of the Bank.
2. Neither the Company nor the Bank has commenced their respective operations and neither will do so unless the required capitalization of the Bank by the Company is obtained from proceeds of the Offering and regulatory approvals are obtained. There can be no complete assurance that the Bank will not be delayed in or precluded from the commencement of its business operations because of not being able to complete the construction of its main banking facility when the one-year period provided for in the DBF's charter approval.
Under such circumstances, if proceeds of the Offering have been released and partially expended, the subscribers may incur a loss with respect to their investment.
3. The Company and the Bank will be subject to extensive government regulation and control, which will limit the scope of Company and Bank activities and impose compliance burdens and costs.
4.     The Bank will experience competition in
attracting and retaining deposit accounts, making commercial, consumer and real estate loans and providing other services in its primary service area with many well-established commercial banks and savings institutions which may have competitive advantages over the Bank.
5. The Company does not anticipate paying cash dividends on its Common Stock in the immediate future and regulatory requirements restrict the amount of dividends that it may pay.
6. The profitability of the Bank will be materially affected by economic conditions and other uncertainties beyond the Bank's control due to the nature of its business.
7. The Offering Price was determined by the Board of Directors of the Company and bears no relation to any established criteria of value.
8. Although the securities being offered hereby will be freely transferable immediately upon issuance, there is no current public market for the Common Stock and it is not currently expected that an active trading market will develop in the near future.
9. The Bank's marketing focus, which is on small to medium sized businesses and primarily middle class customers, may involve certain lending risks beyond those experienced by commercial banking institutions who rely on larger businesses and wealthier customers.
10. The Company has entered into an employment agreement with a person with significant banking experience to serve as President and Chief Executive
Officer of the Bank. The success of the Company and the Bank will depend upon the ability of the Company and the Bank to employ and retain skilled banking personnel at all levels of their business.
11. Upon completion of the Offering, the Organizers will own a substantial percentage of the Company's outstanding Common Stock. In addition, stock options will be issued in the future to a top officer and may be issued to other employees and the directors of the Company and the Bank. As a result, effective control of the Board of Directors and policies of the Company and the Bank will reside with the Organizers and officers of the Company.
12. Because of the warrants to be granted to the Organizers and the stock options which may be granted to employees and the directors, a shareholder's percentage ownership interest in the Company acquired pursuant to the Offering is subject to dilution following the completion of the Offering.
13. Certain provisions in the Company's Articles of Incorporation and Bylaws may discourage non-negotiated takeover attempts which certain shareholders might deem to be in their best interest and may tend to perpetuate existing management.

                     RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK
OFFERED HEREBY INVOLVES A SUBSTANTIAL DEGREE OF RISK
AND SHOULD BE UNDERTAKEN ONLY BY PERSONS WHO CAN AFFORD
TO LOSE THEIR ENTIRE INVESTMENT. THESE SHARES WILL NOT
BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL
AGENCY.  IN ADDITION TO INDIVIDUAL CONSIDERATIONS AND
FACTORS SET FORTH ELSEWHERE IN THIS PROSPECTUS, PERSONS
INTERESTED IN PURCHASING SHARES OF THE COMMON STOCK
SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE
MAKING A DECISION TO SUBSCRIBE.

     BURDENS OF GOVERNMENT REGULATION. The Company and the Bank will be subject to extensive government regulation and control. This regulation not only imposes cost and compliance burdens but also limits and defines the scope and nature of the Company's and the Bank's activities. See, "BUSINESS" and "SUPERVISION AND
REGULATION."

     REQUIREMENT FOR FURTHER REGULATORY APPROVALS.
Neither the Company nor the Bank has commenced their respective operations as a bank holding company or as a commercial bank and neither will do so unless the required capitalization of the Bank by the Company is obtained from proceeds of the Offering, the FRB approves the Company's holding company application and the Bank's application for membership in the Federal
Reserve System, the DBF issues a permit for the Bank to begin business and the FDIC authorizes insurance of the Bank's deposit accounts. Although management does not foresee any difficulty in meeting the requirements and time deadlines established for obtaining such authorizations, there can be no assurance that the Company or the Bank will not be delayed in or precluded from the commencement of their respective business operations.

     It is contemplated that the construction of the Bank's main banking facility will be completed within six months and that construction will not begin until all regulatory approvals are received and the subscription proceeds are released from escrow.
Nonetheless, there is a possibility that the Offering is completed, the subscription proceeds are released to the Company, the Shares are issued and the Offering proceeds are expended as described in "Use of Proceeds" but the Bank is not able to satisfy the post-approval condition of opening the main banking facility for business within one year from the date of approval of its charter by the DBF. In that event, the Company's
Board of Directors would determine to pursue a voluntary dissolution of the Bank and to propose that the shareholders approve the liquidation of the Company and the distribution of its net assets to the Company's shareholders. Under such circumstances, a material loss could result to purchasers of the Shares.

     EXPECTED UNPROFITABLE OPERATIONS. New commercial banking institutions are generally not profitable in the initial years of operations, and the Company and the Bank do not expect to achieve profitable operations on a current basis until at least the second full year of operations. No assurance can be given as to when or whether either the Company's or the Bank's operations will become profitable.

     COMPETITION WITH WELL-ESTABLISHED FINANCIAL
INSTITUTIONS. The Bank will experience competition in attracting and retaining deposit accounts, making commercial, consumer and real estate loans and providing other services in its primary service area with many well-established financial institutions which may have competitive advantages as a result of greater resources and higher lending limits (by virtue of their greater capitalization) than the Company or the Bank.
Such competitors also may offer their customers certain services which the Bank will not provide directly but might be offered indirectly by the Bank through correspondent institutions. Moreover, entry into the Bank's primary service area of other independent institutions may affect the Bank's competitive position. In addition to commercial banks and savings institutions, the Bank will be competing with credit unions, brokerage firms, money market funds, and other financial institutions which provide services similar to the deposit, lending and other services to be offered by the Bank, and which may have competitive advantages as a result of greater capitalization or being subject to different regulation.

     In addition, the United States Congress has passed legislation that will more freely permit interstate banking and, Congress may, in the near future, consider the elimination of barriers to entry by non-banking enterprises into the commercial banking industry by repealing the Glass-Steagall Act. The combined effect of such legislation is likely to increase competition in the commercial banking industry generally and in the Bank's service area. See, "SUPERVISION AND REGULATION
Recent Legislative Developments."

     In order to compete with other financial institutions in its primary service area, the Bank will rely principally upon local advertising and promotional activity and upon personal contacts by its directors, officers and shareholders to attract business and acquaint potential customers with the personalized services to be offered by an independent, locally-owned and headquartered commercial bank. Management believes that the Bank will be able to compete effectively with other institutions, but no assurance can be given in this regard. See, "BUSINESS."

     LACK OF OPERATING HISTORY.  The Company and the
Bank are presently being organized and neither has any prior operating history. Since the Company will function principally as a bank holding company, its success will depend on the Bank's operations. The business of commercial banking involves primarily the acceptance by the Bank of deposits from customers and the investment by the Bank of those funds in either securities (for instance, United States Treasury obligations) or loans to customers of the Bank. Profits from operations depend, in large part, on the spread between the interest income earned by the Bank on its investments and loans and the interest paid by the Bank on deposits. Deposit flows are influenced by a number of factors, including interest rates on money market funds and other competing investments, account maturities and levels of personal income and savings.
Lending activities are influenced by, among other things, the demand for and supply of housing, commercial ventures and consumer goods, conditions in the local economy and the availability and cost of funds. Sources of funds for lending activities include deposits, loan payments, proceeds from sales of loans, investment returns and borrowings. No assurance can be given as to the ultimate success of the Bank.

     POTENTIAL ADVERSE IMPACT OF ECONOMIC CONDITIONS
AND OTHER UNCERTAINTIES. The results of operations of commercial banking institutions depend to a large extent on the level of "net interest income" or "rate differentials," i.e., the difference between the income earned on loans, securities and other assets, and the interest paid on deposits and other borrowings. Net interest income is materially affected by general economic and political conditions (both domestic and international), the monetary and fiscal policies of the federal government and the regulatory policies of governmental agencies. Conditions such as fluctuating interest rates, money supply policies, inflation, recession, unemployment, natural resource policies, international conflicts and other factors beyond the Bank's control may adversely affect the profitability of the Bank.

     Management anticipates that a majority of the Bank's borrowers and depositors will be businesses and individuals located and doing business in and around
Bradenton, Manatee County, Florida. Any factors which adversely affect the local economy would be likely to have an adverse effect on the performance of the Bank.

     LENDING RISKS. The risk of nonpayment (or deferred payment) of loans is inherent to commercial banking institutions. The Bank's marketing focus on small to medium sized businesses and middle-class customers may, however, involve certain lending risks not inherent in loans to larger business and tom more wealthy customers. Larger organizations would have greater capacity to repay amounts loaned by the Bank in the event of an economic downturn or other adversity than the smaller companies to which the Bank will be lending. The Bank's loan customers may include a disproportionate number of individuals and entities seeking to establish a new banking relationship because they are dissatisfied with the amount or terms of credit offered by their current banks. Although management is aware of, and intends to take the steps it believes are necessary to protect the Bank from, the potential risks associated with extending credit to customers with whom the Bank has not had a prior lending relationship, there can be no assurance that the Bank will not incur excessive loan losses.
Management of the Bank intends to carefully evaluate all loan applicants and to attempt to minimize its credit risk exposure by use of thorough loan application and approval procedures. Because the Bank will create its loan portfolio from all new customers, it will be several years before the quality of the Bank's established loan portfolio can be fully evaluated.

     NEED FOR RETENTION OF PERSONNEL WITH  BANKING
MANAGEMENT EXPERIENCE. The Bank has an employment agreement with Charles S. Conoley, as President of the Bank, and intends to employ a staff of experienced banking personnel at all levels of services to its customers. The ability of the Company and the Bank to conduct their operations in an organized, efficient and profitable manner will depend greatly upon the skills of banking personnel and on their continued employment by the Company and the Bank.

     ARBITRARY OFFERING PRICE.  Since neither the
Company nor the Bank has had any prior operating history, the Offering Price for the securities being offered hereby was determined by the Board of Directors of the Company and bears no relationship to assets, book value, earnings or other established criteria of value. In fixing the Offering Price, the Board of Directors considered, among other things, the Bank's business plan and the Offering prices of other newly-organized bank holding companies and financial institutions. The Board has determined to seek sufficient capital from this initial public offering in order to reach the goals of the Bank's business plan and to provide support for the Bank's growth and to engage in other permitted activities.

     RESTRICTIONS ON DIVIDENDS. In order to preserve its capital to facilitate growth and expansion of its business, the Company does not anticipate paying cash dividends with respect to the Shares in the immediate future. Furthermore, the Company's primary source of funds for the payment of dividends will be dividends from the Bank, and there are regulatory requirements and limitations on the amount of dividends that the Bank may pay to the Company. See, "DIVIDEND POLICY" and "SUPERVISION AND REGULATION."

     LIMITED TRADING MARKET. The securities being offered hereby will not be subject to any specific restrictions on transfer (with the exception of securities held by the Company's directors, officers and affiliates) and will be freely transferable immediately upon issuance. Nevertheless, prior to the Offering there has been no public market for the Common
Stock and it is not currently expected that an active trading market will develop for at least several years after the Offering, if ever. As a result, shareholders who desire to sell their Shares may be required to locate purchasers on their own and may not be able to do so.

     NO FIRM UNDERWRITING OF THIS OFFERING.  The
Offering is being made without the benefit of a "firm" underwriting. Sales will be solicited on a "best efforts" basis by certain directors and executive officers of the Company. Accordingly, except for the purchase of Shares by the Organizers, there can be no assurance that any of the securities offered hereby will be sold or that the Minimum Offering will be obtained. The Company may extend the Offering, without notice to subscribers, for two (2) consecutive periods of ninety (90) days each. However, the Company reserves the right to utilize registered broker/dealers and agents as sales persons and to pay a reasonable fee or commission for their efforts; the Company has no current plans to retain any such persons.

     POTENTIAL CONTROL BY MANAGEMENT. Upon completion of this Offering, the Organizers will own at least approximately 17.60% of the outstanding Shares, assuming the Maximum Offering is achieved, or at least approximately 25.14%, assuming the Minimum Offering is achieved. In addition, through their exercise of the warrants to be granted to the Organizers, the Organizers could own in the aggregate an additional
264,000 Shares. The Company has granted Charles S.
Conoley an option to purchase 3% of the number of Shares actually sold pursuant to the Offering and is considering the establishment in the near future of a stock option plan for key employees and the directors of the Company and the Bank. Under such plan options with respect to 10% of the number of Shares actually sold pursuant to the Offering could, in the aggregate, be granted. Thus, the Organizers and officers of the Company may, by virtue of their ownership of Shares, exert substantial influence over selection of the Board of Directors and the policies of the Company and the Bank. The foregoing percentages may increase upon the addition of new directors and officers who determine to purchase Shares or if any Organizer determines to purchase Shares in the Offering in addition to the number of Shares he or she agreed to subscribe for, which increase cannot be currently determined. See, "MANAGEMENT," "PRINCIPAL SHAREHOLDERS" and "CERTAIN
TRANSACTIONS."

     POTENTIAL DILUTION. The Common Stock offered hereby is not subject to preemptive rights, so that shareholders are not entitled to purchase additional shares if Shares are purchased by others. The exercise by any of the Organizers of his or her warrants, or the exercise of stock options by officers, key employees and directors of the Company or the Bank would dilute a shareholder's percentage ownership interest in the Company. The dilutive effect of the warrants to be granted to the Organizers could also manifest itself in that potential purchasers of the Company might be discouraged from making the acquisition because the existence of the warrants and options would require that such potential purchasers pay substantially more for the total stock of the Company than if the warrants or options did not exist.

     ANTI-TAKEOVER MEASURES. Certain provisions of the Articles of Incorporation and the Bylaws of the Company may discourage non negotiated takeover attempts, which attempts certain shareholders might deem to be in their best interest, and may tend to perpetuate existing management. These provisions include the ability of the Board of Directors to issue preferred stock and fix the terms thereof in its sole discretion, staggered terms for the Board or Directors, as well as the requirement that a supermajority (two-thirds) of the holders of the Shares approve (i) mergers and sales of substantially all of the assets of the Company, (ii) amendments of certain provisions of the Articles of Incorporation and the Bylaws and (iii) removal of directors. See, DESCRIPTION OF CAPITAL STOCK - Defensive Anti-Takeover
Provisions.

                        THE OFFERING

TERMS OF THE OFFERING

     The Company is offering for sale a minimum of 1,050,000 Shares and a maximum of 1,500,000 Shares.
All subscription proceeds will be deposited in an escrow account with the Escrow Agent pending acceptance of subscriptions and completion of the Offering. The expiration date of the Offering (as such date may be extended, the "Expiration Date") will be the earlier of the date all Shares offered hereby are sold or 5:00 p.m. Eastern time on June 30, 1999 (which period may be extended for up to two 90 day periods by the Company without notice to subscribers but not beyond December
31, 1999). If at least $5,250,000 of subscription proceeds from the sale of the Minimum Offering are not deposited with the Escrow Agent by the Expiration Date, subscriptions will be canceled and all proceeds will be returned promptly to subscribers in full without interest.

     Interest earned on all subscription proceeds will be paid to the Company whether or not related subscriptions are accepted or rejected or the Minimum
Offering is completed. The Company reserves the right to terminate the Offering after accepting subscriptions for less than the Maximum Offering, provided subscriptions in at least the amount of the Minimum
Offering have been accepted at such time.

     The Company and the Bank require regulatory approvals from the FRB, DBF and FDIC before the Bank may commence banking operations. Such regulatory approvals generally are conditioned upon the Company and the Bank satisfying certain post-approval conditions, the most relevant of which is that the Bank's main banking facility be constructed and opened for business within one year after its charter is approved. The Company believes that all such conditions will be satisfied within six months following the release of subscription proceeds from the escrow account. Thus, subscription proceeds will not be released by the Escrow Agent until (i) the Company receives subscriptions for at least 1,050,000 Shares and with proceeds to the Company of at least $5,250,000 after any commissions paid and (ii) all regulatory approvals are received and the Board of Directors resolves that the Company and the Bank have made provisions that are adequate for satisfying (as they determine in their reasonable discretion) any such conditions within a sixmonth period. There is a possibility, however, that the post-approval condition referred to above would not be satisfied even if the Offering is completed, the Shares are issued and the proceeds are expended. This event could result in a material loss to purchasers of the Shares. See, "RISK
FACTORS."

     The Shares are being offered on behalf of the Company by the directors and executive officers of the Company and the Bank. Such persons will receive no compensation for selling the Shares, but will be reimbursed for reasonable expenses incurred by them in connection with the Offering. In other words, the Offering is not underwritten and the Company has employed no brokers or dealers in connection with the sale of the Shares. However, the Company reserves the right to simultaneously offer the Shares through registered securities broker-dealers or salespersons and to pay reasonable commissions to such persons, subject to the condition that the commissions paid not exceed 8.0% of gross Offering proceeds and subject to the condition that the Minimum Offering then be increased to allow the proceeds to the Company to be not less than $5,250,000 net of commissions paid. Such broker-dealers may be deemed "underwriters" as such term is defined under the Securities Act of 1933. As of the date of this Prospectus, no broker-dealer has been retained by the Company in connection with the sale of the Shares offered hereby.

     The Organizers have agreed to subscribe for at least 264,000 Shares. The Organizers may, but are not obligated to, purchase additional Shares if such purchases are necessary to complete the Minimum
Offering. No subscriber (including immediate family members and affiliates) will be permitted to purchase in the Offering an amount of Shares which would exceed
9.9% of the total number of Shares outstanding upon completion of the Offering, unless such condition is waived by action of 75% of the members of the Company's
Board of Directors.

METHOD OF SUBSCRIPTION

     A minimum subscription of 100 Shares ($500) has been established by the Company for the Offering.
However, the Company reserves the right to accept subscriptions for less than the minimum subscription, in its sole discretion.

     In order to purchase the Shares offered hereby a prospective investor must:
(1) Complete and sign the subscription agreement accompanying this Prospectus;
(2) Make full payment for the purchase price for the shares in United States currency by check, bank draft or money order payable to "Horizon Bancorporation, Inc.
Escrow Account;" and
(3) Deliver the subscription agreement, in person or by mail, together with full payment for the purchase price, to Charles S. Conoley, Suite C, 3005-26th Street
West, Bradenton, Florida 34205.

     All subscription payments will be promptly deposited in an escrow account with the Escrow Agent.
The Escrow Agent will invest subscription proceeds in short-term, interest-bearing government securities or bank certificates of deposit until released from the escrow account. The Escrow Agent, by accepting appointment as such, in no way endorses the purchase of the Company's securities by any person.

     The respective rights and obligations of the Company and the Escrow Agent are set forth in the certain Escrow Agreement, dated as of October 30, 1998.

SUBSCRIPTION ACCEPTANCE

     Subscriptions are not binding until accepted by the Company. Deposit of funds in the escrow account pending satisfaction of the conditions listed above shall not be deemed to be an acceptance of the subscriptions to which the funds relate. The Company reserves the right to accept or reject subscriptions, in whole or in part, in its sole discretion. This permits the Company to refuse to sell the Shares to any person submitting a subscription agreement or to accept part but not all of a subscription so that a subscriber might ultimately be issued fewer than the full number of Shares for which he or she subscribes. In determining which subscriptions to accept, in whole or in part, the Company may take into account the order in which subscriptions are received and a subscriber's potential to do business with, or to refer customers to, the Bank. In the event the Company rejects all or a part of a subscription, the Escrow Agent will refund to the subscriber by mail all or the appropriate portion of the amount remitted with the subscription without interest promptly after the occurrence of such event. In the event the Company does not obtain regulatory approval to become a bank holding company or the Bank does not receive a permit to begin business, all subscriptions will be returned to subscribers promptly by mail in full without interest. All costs and expenses of this Offering and of the organization of the Company and the Bank in excess of interest earned on subscription proceeds will be borne by the Company (and thus by the Organizers) in the event subscriptions are canceled.

     Certificates representing the securities offered hereby will be issued by the Company and mailed to investors as soon as practicable after subscription proceeds are released from the escrow account.

                          USE OF PROCEEDS

     The Company has been funding organizational expenses (for itself and the Bank) and Offering expenses from the $108,000 capital contribution made to the Company by the Organizers by purchasing, on or about May 28, 1998, 21,600 Shares at $5 per Share. The
Company will also use advances from a $300,000 line of credit to be obtained by the Company from SunTrust Bank
Central Florida, N.A. on or before November 20, 1998, which has been guaranteed, on a several pro rata basis, by the Organizers other than Messrs. Bennett and Miller and the commitment for which has been received by the Company on November 2, 1998 (the "Pre Opening Loan").
The Company will continue to incur such organizational and Offering expenses through the date of the completion of the Offering and release of subscription proceeds from escrow. The following presentation of use of proceeds of the Offering assumes that the regulatory approvals are received by the Bank on or before February 12, 1999, the FRB regulatory approval is received by the Company on or before May 1, 1999 and the Offering proceeds are released from escrow and the Bank is capitalized on May 1, 1999.

                         Minimum        Maximum
                         Offering       Offering
                         --------       --------
Gross Offering
  proceeds(1)          $5,250,000     $7,500,000
Anticipated use of
  proceeds by the Company:
Offering expenses(2)       94,585         94,585
Organizational expenses(3) 10,000         10,000
Working capital           145,415      1,270,415
Capitalization of the Bank
  through purchase of common
  stock of the Bank     5,000,000      6,125,000
Total                  $5,250,000     $7,500,000
Anticipated use of capital
  by the Bank:
Organizational and pre-
  opening expenses(4)     275,863        275,863
  Land and Bank
    facility(5)         1,072,500      1,072,500
  Furniture, fixtures and
    equipment(6)          258,017        258,017
  Working capital       3,393,620      4,518,620
                        ---------      ---------
Total                  $5,000,000     $6,125,000

1     Assuming the sale of 1,050,000 Shares and
1,500,000 Shares, respectively, at a price of $5.00 per
Share.
2     Offering expenses consist of various filing fees,
printing expenses, escrow agent fees, and accounting
and legal fees and expenses.  As stated above, these
expenses will have been  funded by the Company from the
Organizers' capital contribution and advances from the
Pre-Opening Loan. In other words, proceeds of the
Offering will actually be used by the Company to redeem
that portion of the 21,600 Shares owned by the
Organizers and to repay this portion of the outstanding
balance of the Pre-Opening Loan attributable to these
expenses.
3     These expenses consist of certain consulting fees
and regulatory application fees.
4     Expenses of $318,753, consisting of salaries and
benefits, consulting fees, marketing and travel
expenses, rent, utilities and telephone expense and
cost of supplies net of anticipated interest income of
$42,890. As stated above, these expenses will have been
funded by the Company from the Organizers' capital
contribution and advanced from the Pre-Opening Loan.
In other words, proceeds of the Offering will actually
be used by the Bank to repay this amount to the Company
so that the Company may redeem that portion of the
21,600 Shares owned by the Organizers and repay that
portion of the outstanding balance of the Pre Opening
Loan attributable to these expenses.
5     Subject to certain contingencies, the Company has
agreed to purchase, on March 24, 1999, and contribute
to the Bank's capital on May 1, 1999, the 1.05-acre
site for $407,500. Management anticipates the total
construction cost of the banking facility (including
site work, paving and landscaping and all architectural
and engineering fees) to be approximately $665,000 and
that the construction of the banking facility will be
completed within not more than six months after
commencement of construction. The purchase price of the
land and a portion of the architectural and engineering
fees ($8,500) will be incurred by the Company before
May 1, 1999. Thus, proceeds of the Offering shown here
as used by the Bank will actually be used by the Bank
to repay this amount to the Company so that the Company
may redeem that portion of 21,600 shares owned by the
Organizers and to repay that portion of the outstanding
balance of the Pre Opening Loan attributable to these
costs.
6     The estimate is based on management's previous
experience in opening a banking facility.

     The above table contains estimates only and, as stated above, assumes that the Bank will be capitalized on May 1, 1999. A change in such date and other circumstances on which the assumptions underlying these estimates have been based may cause the actual use of proceeds to vary from these estimates.

                  DIVIDEND POLICY

     In order to preserve its capital to facilitate growth and expansion of its business, the Company does not anticipate paying cash dividends on the Shares in the immediate future. The payment of cash dividends by the Company will be subject to determination by the Board of Directors and will depend on favorable operating results, financial conditions, tax considerations, and other relevant factors. At present, the only source of funds from which the Company would pay cash dividends would be dividends paid to the Company by the Bank. The Bank similarly does not anticipate paying cash dividends to the Company in the near future in order to preserve its capital to facilitate growth and expansion of its business.
Payment of cash dividends by the Bank is also subject to regulatory requirements and limitations. See, "SUPERVISION AND REGULATION."

     No assurances can be given that any dividends will be declared by the Company or, if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

                          BUSINESS

THE COMPANY

     The Company was incorporated in the State of Florida on May 27, 1998, under the name Manasota Group,
Inc. In anticipation of the filing for regulatory approval for the Bank, the Company amended its Articles of Incorporation, on October 2, 1998, changing its name to Horizon Bancorporation, Inc. The Company's Articles of Incorporation were further amended to include the authorization of additional capital stock and customary anti-takeover provisions typical in the case of a bank holding company for a community bank. The Company will file an application with the FRB for authority to become a bank holding company on or about March 1, 1999.

     The Company's temporary offices are currently located at Suite C, 3005-26th Street West, Bradenton,
Florida 34205, and its telephone number is (941) 753-
2265. The Company's permanent offices will be located at 901-53rd Avenue East, Bradenton, Florida 34203, at the Bank's proposed main banking facility.

     The Company is authorized to engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. The holding company structure will provide the Company with greater flexibility than the Bank would otherwise have to expand and diversify its business activities, such as through newly formed subsidiaries or through acquisitions. While the Company has no present plans to engage actively in any other business activities, management anticipates studying the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law.

     The principal assets of the Company will consist initially of the net proceeds of the Offering and the Bank's stock. These assets will be used to fund the initial activities of the Company. The Company's needs for additional capital will depend to a great extent upon the capital needs of the Bank, which, in turn, will depend upon the level of deposits and total assets of the Bank. The Bank's capital needs for at least the next three years are expected to be satisfied principally from the proceeds of the Offering and from normal business operations. If, after the first three years, the Bank were to grow at a more rapid rate than anticipated by management, the Bank's capital needs could exceed the amount of capital retained by the Company from the Offering. Management believes that additional capital would be available through the sale of additional securities or debt offerings should the need for additional capital arise.

THE BANK

General

     The Bank is currently being organized under the laws of the State of Florida as a state-chartered commercial bank which is a member of the Federal
Reserve System and which deposits are insured by the FDIC. The Bank applied for both the charter and deposit insurance on October 12, 1998, and expects to receive approval of both its applications on or before February
12, 1999.

     The Bank's initial capitalization will be provided by the Company from the net proceeds of the Offering by purchasing 1,000,000 shares of the Bank's common stock at a price per share established at the level which will provide the Bank with the total amount of capital and surplus sufficient to meet the minimum capitalization level set by the DBF for the Bank.

     Upon the issuance of a permit to begin business from the DBF, obtaining insurance of its deposit accounts from the FDIC and obtaining approval of membership in the Federal Reserve System from the FRB, the Bank will engage in attracting deposits from the general public and will make commercial, consumer and real estate loans. The permit to begin business will be issued to the Bank when it has satisfied the conditions in the DBF's approval of the Bank's charter application, as established by the DBF following such preliminary approval. Customer deposits with the Bank will be insured to the maximum extent provided by law through the FDIC. It is currently anticipated that the Bank will commence operations on May 1, 1999, assuming the completion by such date of at least the Minimum
Offering.

     The Organizers developed a market analysis with respect to the proposed primary service area as described below and a proprietary business plan that were included in their applications to the DBF, FDIC and the FRB. The Bank's business plan for its initial years of operation relies principally upon local advertising and promotional activity and upon personal contacts by its directors, officers and shareholders to attract business and to acquaint potential customers with the Bank's personalized services. The Bank intends to emphasize a high degree of personalized client service in order to be able to serve each customer's banking needs. The Bank's marketing approach will emphasize the advantages of dealing with an independent, locally-owned and headquartered commercial bank to meet the particular needs of individuals, professionals and small to medium-sized businesses. All banking services will be continually evaluated with regard to their profitability and efforts will be made to modify the Bank's business plan if the plan does not prove successful.

     Management believes that the Bank's business plan will make the Bank profitable by the end of the second year of operations. However, that business plan forecasts more than 12 months of unprofitable operations and it has been the experience in the banking industry for new financial institutions to lose money in the first years of operation. There can be no assurance as to when or whether the Bank's operations will become profitable.

Primary Service Area

     The Bank's primary service area ("PSA") will be Bradenton, Florida and the surrounding area of Manatee
County. Manatee County is situated in the Tampa Bay region, south of Tampa and north of Sarasota. Bradenton is the county's largest city and the county seat. The
PSA from which the Bank expects to draw 75% of its business is defined as the 29 census tracts bounded on the north by the Manatee River, on the south by the Manatee County line, on the east by the Braden
River/38th Street and on the West by Sarasota Bay/Palma
Sola Bay. The 1998 population in the PSA has been estimated at 161,899 and has been projected to rise to 172,379 by the year 2003. Total employment is estimated at 88,000, and the median age for the PSA is estimated at 42.4 years (slightly higher than the statewide average of 39.9 years).

     Service and retail industries employ almost 75% of the workforce and account for almost two-thirds of the payroll dollars in Manatee County. In 1997, the PSA had an average household income of $33,447, which is projected to increase to $38,503 by 2003, with more than 47% of the households in the PSA having an annual income in excess of $25,000.

Competition

     The Bank will experience competition in attracting and retaining business and personal checking and savings accounts, and making commercial, consumer and real estate loans and providing other services in the PSA. The primary factors in competing for such accounts are interest rates, the range of financial services offered, convenience of office locations and flexible office hours. Direct competition for such accounts comes from other commercial banks, savings institutions, credit unions, brokerage firms and money market funds. The primary factors in competing for loans are interest rates, loan origination fees and the range of lending services offered. Competition for origination of loans normally comes from other commercial banks, savings institutions, credit unions and mortgage banking firms. Such entities may have competitive advantages as a result of greater resources and higher lending limits (by virtue of their greater capitalization). Such competitors also may offer their customers certain services which the Bank will not provide directly but might be offered indirectly by the Bank through correspondent institutions.

     As of June 30, 1997, there were eleven commercial banks, six savings banks and savings and loan institutions operating in the PSA and Manatee County.
Their 60 and 89 branches had combined deposits of $2.2 billion and $2.9 billion, respectively, within the PSA and Manatee County, respectively. Deposit growth during 1996-1997 of the two community banks among the commercial banks was the highest among all financial institutions both in terms of volume and percentage change.

     Competition may be further increased as a result of the enactment in 1997 of Florida legislation implementing the Riegle Neal Interstate Banking and
Branch Efficiency Act of 1994 (the "Interstate Banking
Act"). In general terms, the legislation lowers the barriers for entry into Florida by out-of-state institutions. See, "SUPERVISION AND REGULATION --
Recent Legislative Developments."

Employees

     As of the date of this Prospectus, the only persons receiving remuneration from the Company are Charles S. Conoley, the President and Chief Executive
Officer of the Company and the Bank pursuant to a consulting agreement and Terilynn Chapin, Corporate
Administrator. The Company, the Bank and Mr. Conoley have also entered into an employment agreement which will become effective upon release of subscription proceeds from escrow. See, "MANAGEMENT - Remuneration of Officers and Directors." Unless the Company expands its operations into other activities permitted by law for a bank holding company, it is unlikely that the Company will have many employees. During the first year of operations, management anticipates that the Bank will employ approximately twelve full-time employees of whom, it is estimated, that six will be officers of the Bank. During the pre-opening phase, management anticipates that the Bank will employ five full-time employees of whom, it is estimated, that three will be officers of the Bank.

Property

     On October 6, 1998, the Company entered into a lease for 500 square feet of space at Suite C, 3005-
26th Street West, Bradenton, Florida 34205. The lease is for twelve months, with a minimum of nine months, at $450 per month plus cost of electricity. The Company will use this office as its headquarters and for "back office" activities of the Bank pending opening of the Bank's main banking facility.

     Effective September 30 1998, the Company has entered into an agreement to purchase a 1.05-acre parcel to be used as the site for the main banking facility of the Bank and the Company's headquarters.
Assuming all contingencies are timely satisfied, the Bank will purchase the site on March 24, 1999, for $407,500. The facility, to be located at the site at 901-53rd Avenue East, Bradenton, Manatee County,
Florida 34203, will be one story, with approximately
5,000 square feet of finished space, expandable to a maximum of 7,000 square feet of finished space, and with four interior teller stations and four exterior drive-thru teller stations and 30 parking spaces. The interior will also include executive offices, work stations for support staff, a vault and safe deposit box storage areas. Total construction costs, including landscaping and site improvements and architectural and engineering fees, are expected to be $665,000, with construction expected to be completed by October 31, 1999, assuming the completion of at least the Minimum
Offering by May 1, 1999. Furniture, fixtures and equipment for the main banking facility are estimated to cost approximately $258,017.

     A modular office will be installed temporarily at the banking facility site pending the completion of the construction of the permanent facility, at which deposit and withdrawal transactions would be conducted.
Management believes that use of the modular office will permit the Bank to generate revenues and deposit balances pending completion of the construction of the banking facility, which benefits would exceed the costs of deploying the modular office.

     The Bank intends to open from 9:00 a.m. to 4:00 p.m., Monday through Thursday and from 9:00 a.m. to 6:00 p.m. on Friday, with the drive-through teller station being open from 8:00 a.m. to 6:00 p.m. Monday through Friday.

Bank Services Generally

     The Bank will offer a full range of commercial banking services to individual, professional and business customers in its PSA. These services will include personal and business checking accounts and savings and other time certificates of deposit. The transaction accounts and time certificates will be at rates competitive with those offered in the PSA.
Customer deposits with the Bank will be insured to the maximum extent provided by law through the FDIC. The
Bank plans to issue credit cards and to act as a merchant depository for cardholder drafts under both
Visa and MasterCard. The Bank intends to offer night depository and bank-by-mail services and to sell traveler's checks (issued by an independent entity) and cashier's checks. The Bank does not anticipate offering trust and fiduciary services initially and will rely on trust and fiduciary services offered by correspondent banks until the Bank determines that it is profitable to offer such services directly.

Lending Activities

     General Credit Risk. The Bank will seek to attract deposits from the general public and will use such deposits, together with borrowings and other sources of funds, to originate and purchase loans. The Bank will offer a full range of short and medium-term commercial, consumer and real estate loans. The Bank will attempt to react to prevailing market conditions and demands in its lending activities, while avoiding excessive concentrations of any particular loan category. The
Bank has not yet fixed specific goals with respect to lending concentration by type of loan and the Bank's written loan policy is in the process of being developed and will be approved by the DBF prior to issuing a permit to begin business to the Bank. The
Bank will develop a loan approval process which will provide for various levels of officer lending authority. When a loan amount exceeds an officer's lending authority, it will be transferred to an officer with a higher limit, with ultimate lending authority resting with the Loan Committee of the Board of Directors.
     The risk of nonpayment (or deferred payment) of loans is inherent in making all loans. However, management of the Bank intends to carefully evaluate all loan applicants and to attempt to minimize its credit risk exposure by use of thorough loan application and approval procedures that will be established for each category of loan prior to beginning operation. In determining whether to make a loan, the Bank shall consider matters such as the borrower's credit history, analyze the borrower's income and ability to service the loan and evaluate the need for collateral to secure recovery in the event of default.

     Under Florida law, the Bank is limited in the amount it can loan to a single borrower (and its related interests) to no more than 15% of the Bank's statutory capital base, unless the loan in excess of 15% of the statutory capital base is approved by the Bank's Board of Directors and unless the entire amount of the loan is secured. In no event, however, may the loan be greater than 25% of the Bank's statutory capital base. It is expected that the Bank's legal lending limit under Florida law for one borrower, based upon its initial statutory capital base, will be approximately $650,000 for unsecured loans and $1,100,000 for fully secured loans. The Bank's loan policy, when developed and approved by the DBF, may establish a lower lending limit.

     The Bank will maintain an allowance for loan losses based upon management's assumptions and judgments the ultimate collectibility of loans in its portfolio and provide an allowance for possible loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

     Commercial Loans. Commercial lending activities will be directed principally toward businesses whose demand for funds will fall within the Bank's anticipated lending limit, such as small to medium-size professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the Bank's primary service area. The types of loans provided will include principally term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and (to a limited extent) unsecured working capital lines of credit. Repayment of these loans will be dependent upon the financial success of the business borrower and, in the discretion of the Bank, personal guarantees may be obtained from the principals of business borrowers and/or third parties to further support the borrower's ability to service the debt and reduce the risk of nonpayment.

     Real Estate Loans. Real estate lending will be oriented toward short-term interim loans and construction loans. The Bank may originate a limited number of variable-rate residential and other mortgage loans for its own account and both variable and fixed-rate residential mortgage loans for resale. The residential loans will be secured by first mortgages on one-to-four family residences in the Bank's market area. Loans secured by second mortgages on a borrower's residence may also be made.

     Consumer Loans. Consumer lending will be made on a secured or unsecured basis and will be oriented primarily to the requirements of the Bank's customers, with an emphasis on automobile financing, home improvements, debt consolidation and other personal needs. Consumer loans will generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance because of damage to the collateral or other loss of value and the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance is dependent upon the borrower's continued financial stability and are therefore more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various federal and state laws, including federal and state bankruptcy and insolvency laws, may also limit the amount which can be recovered.

ASSET AND LIABILITY MANAGEMENT

     The primary assets of the Bank will consist of its loan portfolio and investment accounts. Consistent with the requirements of prudent banking necessary to maintain liquidity, management will seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. Management will seek to invest the largest portion of the Bank's assets in commercial, consumer and real estate loans. The Bank anticipates that loans will be limited to less than 74% of deposits and capital funds; however, this ratio may be exceeded in the Bank's initial period of operation.
It is anticipated that the Bank's investment account will consist primarily of marketable securities of the United States government, federal agencies and state and municipal governments, generally with varied maturities.

     The Bank's investment policy will provide for a portfolio divided among issues purchased to meet one or more of the following objections: (i) to complement strategies developed in assets/liquidity management, including desired liquidity levels; (ii) to maximize after-tax income from funds not needed for day to-day operations and loan demand; and (iii) to provide collateral necessary for acceptance of public funds.
Management anticipates that its policy will allow the Bank to deal with seasonal deposits fluctuations and to provide for basic liquidity consistent with the Bank's loan demand and, when possible, to match maturities with anticipated liquidity demands. Longer term securities may be selected for a combination of yield and exemption from federal income taxation when appropriate. Deposit accounts will represent the majority of the liabilities of the Bank. These will include savings accounts, transaction accounts and time deposits.

     Initially, the Bank anticipates deriving its income principally from interest charged on loans and, to a lesser extent, from interest earned on investments, fees received in connection with the origination of loans and miscellaneous fees and service charges. The Bank's principal expenses are anticipated to be interest expense on deposits and operating expenses. The funds for such activities are anticipated to be provided principally by operating revenues, deposit growth, purchase of federal funds from other banks, repayment of outstanding loans and sale of loans and investment securities.

              SUPERVISION AND REGULATION

     The following summaries of statutes and
regulations affecting bank holding companies and banks do not purport to be complete. Such summaries are qualified in their entirety by reference to such statutes and regulations.

SUPERVISION AND REGULATION OF THE COMPANY

     The Company will be a bank holding company within the meaning of the federal Bank Holding Company Act of 1956, as amended. As a bank holding company, the Company will be required to file with the FRB annual and semi-annual reports and information regarding its business operations and those of the Bank. The Company and the Bank will also be subject to examination by the FRB.

     A bank holding company is required by the federal
Bank Holding Company Act to obtain approval from the FRB prior to (i) acquiring, directly or indirectly, ownership of more than 5% of the voting stock of or control of any bank that is not already majority owned or controlled by that bank holding company, or more than 5% of the voting shares of any company that is not a bank and (ii) engaging in any business other than banking or managing, controlling or furnishing services to banks and other subsidiaries authorized by the statute. The FRB is authorized to approve, among other things, the ownership of shares by a bank holding company in any company the activities of which it has determined by order or regulation to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. Notice to and review by the FRB of such activities would be necessary before the Company could engage in such activities.
The FRB is empowered to differentiate between activities that are initiated de novo by a bank holding company or a subsidiary and activities commenced by acquisition of a going concern.

     A bank holding company may be compelled by bank regulatory authorities to invest additional capital in the event the subsidiary bank experiences either significant loan losses or rapid growth of loans or deposits. In addition, a bank holding company may be required to provide additional capital to other banks that it acquires as a condition to obtaining the approvals and consents of regulatory authorities in connection with such acquisitions. FRB policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not be warranted.

     As a bank holding company, the Company is subject to capital adequacy guidelines as established by the FRB. Under the FRB's current risk-based capital guidelines for bank holding companies, the minimum required ratio for total capital to risk weighted assets is 8 percent (of which at least 4 percent must consist of Tier 1 capital). Tier 1 capital (as defined in regulations of the FRB) consists of common and qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets required to be deducted under the FRB's guidelines.

     The FRB's guidelines apply on a consolidated basis to bank holding companies with total consolidated assets of $150 million or more. For bank holding companies with less than $150 million in total consolidated assets (such as the Company), the guidelines will be applied on a bank only basis, unless the bank holding company is engaged in nonbanking activity involving significant leverage or has significant amount of debt outstanding that is held by the general public. The FRB has stated that risk-based capital guidelines establish minimum standards and that bank holding companies generally are expected to operate well above the minimum standards.

     Following completion of the Offering, the Company may also be subject to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), which include, without limitation, the filing of annual, quarterly and other reports with the SEC.

SUPERVISION AND REGULATION OF THE BANK

     The Bank will be examined and regulated by the DBF and the FRB. Under Florida law and DBF regulations, the Bank may pay cash dividends only to the extent of the sum of (i) current period net profits plus (ii) (A) 80% of its cumulative retained (i.e. undistributed) net profits for the preceding two years or (B) with the approval of the DBF, 80% of its cumulative retained net profits for a period longer than two years. No dividend is permitted if (a) the sum of the amounts equal to the remaining 20% of the retained net profits for the periods from which the 80% is used to pay the dividends is less than the bank's book value of its common and preferred stock or (b) the sum of the current period net profits plus the retained net profits for the preceding two years is less than zero.

     The Bank's deposits will be insured by the FDIC for a maximum of $100,000 per depositor. For this protection, the Bank will pay a semi-annual statutory assessment and will be subject to the rules and regulations of the FDIC. In case of member banks such as the Bank, the FRB has the authority to prevent the continuance or development of unsound and unsafe banking practices, to approve conversions, mergers and consolidations.

     As a member of the Federal Reserve System, the Bank will also be subject to rules which restrict preferential loans by the bank to "insiders," require the bank to keep information on loans to principal shareholders and executive officers; and prohibit certain director and officer interlocks between financial institutions. Also, under the FRB's current risk-based capital guidelines for member banks, the Bank will be required to maintain a minimum ratio of total capital to risk weighted assets of 8 percent (of which at least 4 percent must consist of Tier 1 capital). Tier 1 capital of member banks generally consists of (i) common stockholders equity; (ii) non-cumulative perpetual preferred stock and related surplus and (iii) minority interests in the equity accounts of consolidated subsidiaries.

     In addition, the FRB requires the maintenance of a minimum ratio of Tier 1 capital to total assets of a member bank. This capital measure is generally referred to as the leverage capital ratio. The FRB has established a minimum leverage capital ratio of 4 percent if the FRB determines that the institution is not anticipating or experiencing significant growth and has well diversified risks, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings and, in general, is considered a strong banking organization and rated Composite 1 under the Uniform Financial Institutions Rating Systems.

     Member banks not satisfying any of these criteria may be required to maintain a ratio of total capital to risk-based assets of 10 percent and a ratio of Tier 1 capital to risk-based assets of at least 6 percent.
With respect to the leverage capital ratio, such member banks must maintain a 5 percent ratio.

MONETARY POLICY

     Banking is a business that depends on interest rate differentials. In general, the difference between the interest rates paid by the Bank on its deposits and other borrowings and the interest rate received on loans extended to its customers and on securities held in its portfolio comprises the major portion of the Bank's earnings.

     The earnings and growth of the Bank and of the Company are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy (as opposed to fiscal policy), such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, adjustments in the amount of industry reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted with certainty.

RECENT LEGISLATIVE DEVELOPMENTS

     Under recent Florida legislation, which is designed to implement the Interstate Banking Act, a non-
Florida bank may not open de novo branches in Florida but may, beginning May 31, 1997, acquire by merger a Florida bank and operate its branches (and establish new branches) after the merger provided that the Florida bank is at least three years old. Also, effective May 31, 1997, recent Florida legislation prohibits the establishment in Florida of de novo banks by non-Florida bank holding companies. Such a company may, however, acquire a Florida bank or bank holding company, provided that the Florida bank involved is at least three years old. These interstate acquisitions are prohibited (other than in case of an initial entry into Florida by a bank holding company) if they result in the control of more than 30% of the total amount of insured deposits in Florida. This legislation has the potential of increasing the competitive forces to which the Company and the Bank would be subject.

     The United States Congress has periodically considered and adopted legislation that has resulted in, and could further result in, deregulation of both banks and other financial institutions. Such legislation could further eliminate geographic restrictions on banks and bank holding companies and current prohibitions against banks engaging in certain non-banking activities. Such legislative changes could place the Company in more direct competition with other financial institutions, including mutual funds, securities brokerage firms, insurance companies and investment banking firms. The effect of any such legislation on the business of the Company cannot be accurately predicted. The Company cannot predict what other legislation might be enacted or what other regulations might be adopted, and if enacted or adopted, the effect thereof.

                      MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The members of the Board of Directors of the Company are divided into three classes that serve staggered three-year terms. The members of one class are elected at each annual meeting of shareholders and hold office until the third annual meeting following their election or until successors are elected and qualified. The following table sets forth certain information with respect to the current directors and executive officers of the Company and the Bank.

Name (Age)
*Position With Company
**Position With Bank

Clarence R. Urban (53)
*Director, Chairman of the Board of Directors
** Director, Chairman of the Board of Directors

Charles S. Conoley (39)
*Chief Executive Officer, President and Director
**Chief Executive Officer, President and Director

Thomas C. Bennett, Jr. (75)
*Director
**Director

Michael Shannon Glasgow (30)
*Director
**Director

C. Donald Miller, Jr. (61)
*Director
**Director

Stephen C. Mullen (45)
*Director
**Director

David K. Scherer (37)
*Director
**Director

Bruce E. Shackelford (43)
*Director
**Director

MaryAnn P. Turner (37)
*Director
**Director

     The business and residential addresses,
respectively, of the above-named directors and executive officers of the Company are as follows:

NAME:
  BUSINESS ADDRESS
           RESIDENTIAL ADDRESS
Thomas C. Bennett, Jr.
  6144-9th Avenue Cir., N.E.
  Bradenton, FL 34202
          6144-9th Avenue Cir., N.E.
          Bradenton, FL 34202

Charles S. Conoley
  Suite C, 3005-26th St., W.
  Bradenton, FL 34205
          41-68th Court, N. W.
          Bradenton, FL 34209

Michael Shannon Glasgow
  1209-44th Avenue East
  Bradenton, FL 34203
          719-46th St. Court E.
          Palmetto, FL 34221

C. Donald Miller, Jr.
  1111-3rd Ave. West
  Bradenton, FL 34205
          216-21st St., W
          Bradenton, FL 34216

Stephen C. Mullen
  8440 North Tamiami Trail
  Sarasota, FL 34243
          820 Idlewild Way
          Sarasota, FL 34242

David K. Scherer
  4239-63rd St. West.
  Bradenton, FL 34209
          5008 Mangrove Pt., Rd.
          Bradenton, FL 34210

Bruce E. Shackelford
  1205-28th Ave. & Highway 30
  Ellenton, FL 34222
          5310 Jim Davis Rd.
          Parrish, FL 34219

Mary Ann P. Turner
  2504-64th St. Ct. East
  Bradenton, FL 34208
          1822-97th St., N. W.
          Bradenton, FL 34209

Clarence R. Urban
  2108 Whitfield Park Loop
  Sarasota, FL 34243
          3319-59th Avenue Dr., E
          Bradenton, FL 34203

     Messrs. Conoley, Glasgow and Shackelford are currently serving in Class I with terms expiring in 1999, Messrs. Bennett, Miller and Mullen are currently serving in Class II with terms expiring in 2000, and Messrs. Scherer, Urban and Ms. Turner are currently serving in Class III with a term expiring in 2001. The business experience of each of the directors and executive officers of the Company and the Bank is set forth below.

     Thomas C. Bennett, Jr., age 75, has been engaged in the real estate development business in Manatee
County for the last twelve years and in the real estate brokerage business for the last two years. He served as a director in two community banks, one of which was sold to Barnett Bank in 1983 and the other sold to SouthTrust Bank, N.A., in 1995.

     Charles S. Conoley, age 39, has served as an officer of several commercial banks for the last fourteen years; including during 1993-1998, as a Vice
President and commercial loan officer for American
Bank, in Bradenton, Florida (with $400 million in assets), during 1991-1993 as Corporate Vice President for a Barnett Bank affiliate in Miami (with over $5 billion in assets) and during 1989-1991 as Senior Vice
President and Senior  Credit Policy Officer for a
Barnett Bank affiliate in Bradenton (with $770 million in assets). Mr. Conoley has received his MBA in Finance and Accounting from Indiana University in Bloomington,
Indiana and his undergraduate degree from Purdue
University.

     Michael Shannon Glasgow, age 30, has been employed for the past five years with USA Steel Fence, Inc., a commercial and residential fence company that has operations in Bradenton, Lakeland, Gibsonton, Englewood and St. Petersburg, Florida, serving for the last three years as President and, prior to that, for two years as vice president. Mr. Glasgow is also the owner of USA
Pawn, USA Land Company, and USA Used Cars, all of
Bradenton, Florida. He also serves as Vice President for USA Group, Inc., USA Real Estate, and Approved
Roofing, Inc., also of Bradenton, Florida.

     C. Donald Miller, Jr., age 61, has served as
President of Miller Enterprises of Manatee, Inc., which is engaged in real estate investments and other businesses, for the last five years. He is a past
President of the Manatee County Chamber of Commerce.

     Stephen C. Mullen, age 45, has, for the past five years, served as owner/operator of Park Inn
International Hotel in Bradenton and, for the last year, as owner/operator of the Quality Inns & Suites at Sarasota/Bradenton Airport. He is also the president of Granjac Resorts, Inc., a hotel management company and Mullen Development, Inc. a real estate company.

     David K. Scherer, age 37, has, for the past eleven years, served as principal and the President of TDS
Construction, Inc., a construction company that specializes in the construction of retail stores throughout the United States. The company has been headquartered in Bradenton, Florida, for the past six years and was previously located in Elizabethtown, Kentucky.

     Bruce R. Shackelford, age 43, has, for the past five years, served as President of Four Star Tomato, Inc., R&S Sales and Management, Inc. and Western Tomato
Growers & Shippers, Inc., all companies engaged in food production and distribution. He is also the general partner of Triple-S Farms, a farming operation.

     Mary Ann P. Turner, age 37, has, for the past five years, served as the Vice President and CFO of Len-
Tran, Inc., a commercial landscape contracting company with offices in Bradenton and Naples, Florida. Mrs.
Turner is also Vice President and CFO of Turner
Equipment Sales, Inc., a farm and construction equipment dealership based in Patrick Springs, Virginia.

     Clarence R. Urban, age 53, has, for the past five years, served as the owner and President of Arcade
Lithographing Corporation and, for the last year, as owner and President of Superior Color Plate, Inc. of
Bradenton and Sarasota, respectively. Arcade is one of the largest commercial printers on the West Coast of Florida and Superior is a leader in color separations for printers throughout the Southeast and Caribbean.

REMUNERATION OF DIRECTORS AND OFFICERS

     The directors of the Company and the Bank, other than Charles S. Conoley, have not received and will not receive fees or other compensation in connection with the organization of the Company and the Bank. The directors of the Company and the Bank will not be paid fees for their service on or at meetings of the Board of Directors or committees thereof, until such time as the Bank has become profitable on a cumulative basis.

     Charles S. Conoley and the Company have entered into a Consulting Agreement, dated June 8, 1998 (the
"Consulting Contract") describing Mr. Conoley's duties on behalf of the Company in connection with the organization of the Bank. Pursuant to the terms of the Consulting Contract, Mr. Conoley is paid at the rate of $5,000 per month until the Bank's charter application is filed, $6,000 per month until the Company successfully completes the Minimum Offering and a bonus of $16,000 upon the opening of the Bank for business.
The Consulting Contract terminates at the earlier of June 7, 1999, or the date the Bank opens for business.

     On October 28, 1998, the Company, the Bank and Mr.
Conoley entered into an Employment Agreement (the
"Conoley Employment Agreement"), which effective date would be the date of the termination of the Consulting
Contract, except that if the Consulting Contract terminates due to the failure of the Bank to open for business by June 7, 1999, then Mr. Conoley's employment would be deemed extended at the compensation levels provided in the Consulting Contract until the earlier of the opening of the Bank for business or December 31, 1999. Pursuant to the Conoley Employment Agreement, Mr.
Conoley would serve as Chief Executive Officer and President of the Company and the Bank at an annual base salary of $96,000, which base salary would increase each year by the percentage increase in the Consumer
Price Index. The term of the Employment Agreement would end on December 31, 2004, unless earlier terminated due to: (i) failure of the Company to complete the Minimum Offering by December 31, 1999;
(ii) Mr. Conoley's death; (iii) Mr. Conoley's complete disability, or (iv) a circumstance considered "for cause," including an act or conduct considered by the Board of Directors to be inappropriate and failure of the Bank to perform at an acceptable level of profitability and growth. In addition to his base salary, Mr. Conoley would also receive a performance bonus ranging from 10% to 50% of his annual base salary depending on certain defined performance objectives and the Bank's composite rating. Under the Employment
Agreement, Mr. Conoley would be granted options to purchase Shares equal to 3% of the total Shares sold in the Offering. The options would vest ratably over a five-year period, with an exercise price of $5.00 and an expiration date of ten years from the date of issue.

     Under the Conoley Employment Agreement, Mr.
Conoley would also be entitled to employee benefits, such as an annual vacation, the use of a Bank-owned automobile, life and medical insurance with dependant coverage, dental insurance, country and civic club membership and reimbursement for reasonable business related expenses and for the Bank to purchase a $250,000 term life insurance policy on his life.

     Also, the Conoley Employment Agreement provides for a severance payment for Mr. Conoley and an automatic vesting of all outstanding stock options in the event of Mr. Conoley's termination (except for cause) after a change of control of the Bank. Under the Employment Agreement, the term "control" means the acquisition of 25 percent or more of the voting securities of the Bank by any person, or persons acting as a group within the meaning of Section 13(d) of the Exchange Act, or the acquisition of between 10 percent and 25 percent if the Board of Directors of the Bank or the DBF, the FDIC or the FRB has made a determination that such acquisition constitutes or will constitute control of the Bank.

LIMITATION ON DIRECTORS' LIABILITY

     The Company's Articles of Incorporation contain a provision which, in accordance with Florida law, eliminates or limits the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of their duty of care or other duty. This provision provides that a director of the Company shall not be personally liable for monetary damages for a breach of his or her duty of care or other duty as a director, except for liabilities for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorization of improper dividends or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Liability for monetary damages remains unaffected by such provision if liability is based on any of these grounds. Liability for monetary damages for violations of federal securities laws would also remain unaffected. The provision does not eliminate a director's fiduciary duty, nor does it preclude a shareholder from pursuing injunctive or other equitable remedies. The provision was prompted in part by adverse changes in the cost and availability of director and officer liability insurance and by a concern that corporations would encounter difficulties in attracting and retaining qualified directors. The
Board of Directors believes this provision in the Company's Articles of Incorporation is essential to maintain and improve the ability of the Company to attract and retain competent directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC such indemnification against public policy as expressed in the Act and is, therefore, unenforceable.

                  CERTAIN TRANSACTIONS

ORGANIZERS' AND DIRECTORS' SHARES, WARRANTS AND STOCK
OPTIONS

     Pursuant to the certain Organizer's Contribution
Agreement, dated May 20, 1998 (the "Contribution
Agreement"), the Organizers listed therein (except
Warren E. Gagner and Bruce R. Woodruff) have agreed to subscribe for 264,000 Shares. The Organizers may, but are not obligated to, purchase additional Shares if such purchases are necessary to complete the Minimum
Offering. Unless this limitation is waived by a vote of 75% of the members of the Company's Board of Directors, no Organizer, director or officer (and its affiliates) will be permitted to purchase an amount of Shares which would exceed 9.9% (including Shares owned by their immediate family members and affiliates) of the total number of Shares outstanding upon completion of this Offering; this limitation applies to all subscribers for the Shares. Shares purchased in this Offering by Organizers are being purchased for investment purposes and not for resale.

     In recognition of the financial risks the Organizers have undertaken prior to the date hereof and will have undertaken after such date if the Offering is not successful, as well as an incentive for them to serve as directors of the Company and the Bank, if the Minimum Offering is achieved and the Bank opens for business, each Organizer will receive a Warrant (herein so called). Each Warrant will entitle the Organizer, for each Share purchased by the Organizer in the Offering (but limited to the Shares he or she agreed to purchase under the Contribution Agreement), to purchase, at any time within ten years from the date the Bank opens for business, an additional Share at the Offering Price.

     The Warrants are not immediately exercisable; the right to exercise the Warrants will vest with respect to one-third (1/3) of the Shares subject to the Warrants on each anniversary of the date the Bank opened for business (a "Vesting Date"), so long as the Organizer has served continuously as a director of the Company and the Bank from its opening until the Vesting
Date and has attended a minimum of 75% of the Board of Directors meetings each year during such period.
However, all the Warrants will become vested upon the change in control of the Bank, or a sale by the Bank of all or substantially all its assets.

     Whether the grant of Warrants will occur and the terms of the Warrants are subject to approval of the FDIC. One of the conditions for FDIC's approval is likely to be that the Company has the right, upon notice from any regulatory authority, to require immediate exercise or forfeiture of the Warrants if, in the Board of Directors' opinion, such exercise is reasonably necessary to satisfy conditions imposed by such regulatory authority.

     The Company's Board of Directors is considering the establishment of a stock option plan under which stock options would be issued to key employees of the Company and the Bank and, to a lesser extent, to the directors. The total number of Shares to be issued pursuant to this plan will in no event exceed 10% of the total number of shares outstanding immediately after the Offering.

OTHER STOCK OPTIONS

     Pursuant to the certain Consulting Agreement by and among the Company, Bank Resources, Inc. and E.
Byron Richardson, dated June 22, 1998, Mr. Richardson will receive, upon receipt by the Bank from the DBF of its permit to begin business, stock options to purchase
4,000 Shares at $5.00 per share. The options would vest immediately and would be exercisable within ten years from the date of grant.

ORGANIZATIONAL SUBSCRIPTIONS

     In connection with the organization of the Company, the Organizers have previously subscribed for 21,600 shares of the Company's Common Stock at a price of $5.00 per share ("Organizational Shares"). The proceeds from the sale of Organizational Shares have been used for the purpose of paying Offering, organizational and other expenses of the Company and the Bank incurred prior to release of the Offering proceeds from the escrow account. Upon release of the Offering proceeds from escrow, the Company will redeem all of the Organizational Shares at their original purchase price. The terms of the redemption and the parties' obligations with respect thereto are set forth in that certain Stock Redemption by and among the Company and the Organizers, dated as of October 28, 1998.

LENDING AND OTHER MATTERS

     It is anticipated that the Company's directors and officers, and the businesses and other organizations with which they are associated, will have banking transactions in the ordinary course of business with the Bank. It will be the policy of the Bank that any loans or other commitments to such persons or entities will be made in accordance with applicable law and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or entities of similar standing. In addition, any loans to Executive Officers, Directors or their related interests in excess of $25,000 shall require the prior approval of a majority of the entire Board of Directors as provided under Florida law. All future transactions with affiliates of the Company and the Bank will be on terms no less favorable than could be obtained from an unaffiliated third party and will be subject to approval by a majority of directors including a majority of disinterested directors.

     In addition, each loan by the Bank to any officer, director or controlling person of the Bank or any of its affiliates may be made only in compliance with the following conditions: The loan (i) will be evidenced by a promissory note naming the Bank as payee, will contain an annual percentage rate which is reasonably comparable to that normally charged to non-affiliates by other commercial lenders for similar loans made in the Bank's locale; (ii) will be repaid pursuant to appropriate amortization schedules and contain default provisions comparable to those normally used by other commercial lenders for similar loans made to non-affiliates in the Bank's locale; (iii) will be made only if credit reports and financial statements, or other reasonable investigation appropriate in light of the nature and terms of the loan and which meet the loan policies normally used by other commercial lenders for similar loans made to non-affiliates in the Bank's locale show the loan to be collectible and the borrower a satisfactory credit risk; and (iv) the purpose of the loan and the disbursement of proceeds are reviewed and monitored in a manner comparable to that normally used by other commercial lenders for similar loans made in the Bank's locale.

              PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the Shares and the Warrants that each Organizer agreed to subscribe for and will be entitled to receive, and the aggregate number of such Shares and Warrants of all the Organizers as a group.

ANTICIPATED SHARE OWNERSHIP AND WARRANTS AFTER
OFFERING*

NAME
POSITION
     NUMBER OF SHARES (1)
          MINIMUM OFFERING PERCENT
               MAXIMUM OFFERING PERCENT
                    SHARES CALLED FOR BY WARRANTS

Thomas C. Bennett, Jr.
Organizer and Director
     2,000
          .19%
               .13%
                    2,000

Charles S. Conoley
Organizer, Director and CEO
     40,000
          3.81%
               2.66%
                    40,000

Michael Shannon Glasgow
Organizer and Director
     50,000
          4.76%
               3.33%
                    50,000

C. Donald Miller, Jr.
Organizer and Director
     2,000
          .19%
               .13%
                    2,000

Stephen C. Mullen
Organizer and Director
     25,000
          2.38%
               1.66%
                    25,000

David K. Scherer
Organizer and Director
     40,000
          3.81%
               2.66%
                    40,000

Bruce E. Shackelford
Organizer and Director
     25,000
          2.38%
               1.66%
                    25,000

Mary Ann P. Turner
Organizer and Director
     40,000
          3.81%
               2.66%
                    40,000

Clarence R. Urban
Organizer and Director
     40,000
          3.81%
               2.66%
                    40,000

TOTAL 264,000
           25.14%
                17.60%
                     264,000

* Except as otherwise indicated, the persons named in the above table will have sole voting and investment power with respect to all Shares shown as beneficially owned by them.
1 These numbers do not reflect any additional Shares which the Organizers may purchase if such purchases are necessary to complete the Minimum Offering or Shares which may be purchased by any additional directors or officers of the Company or the Bank.

OPTIONS

     The following table indicates the options to be granted to persons listed therein. Each of the options will have a ten-year term from the date of grant and shall vest ratably over a five year period from the date of issue.

Name:                        Charles S. Conoley
Shares Subject to Options:   31,500*/45,000**
Price Per Share:             $5.00
Date of Exercise:            N/A

* Assumes the Minimum Offering of 1,050,000 Shares.
** Assumes the Maximum Offering of 1,500,000 Shares.

                DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized by its Articles of Incorporation to issue 25,000,000 Shares of Common
Stock, $.01 par value.

     Shareholders are entitled to one vote per Share on all matters to be voted on by shareholders and are not entitled to cumulate their votes in the election of directors, which means that the holders of a majority of the Shares voting for the election of directors can elect all of the directors then standing for election should they choose to do so. Shareholders are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, subject to prior regulatory approval, from funds legally available therefor. Shareholders are entitled to share pro rata in any distribution to the holders of Common Stock in the event of any liquidation, dissolution or winding-up of the
Company.

     Shareholders have no preemptive or other subscription or conversion rights and there are no redemption or sinking fund provisions with respect to such Shares. The Shares offered by this Prospectus, upon payment therefor, will be fully paid and non assessable.

PREFERRED STOCK

     The Company is authorized by its Articles of Incorporation to issue up to 1,000,000 shares of preferred stock, $.01 par value per share. No shares of preferred stock have been issued. The Company's Board of Directors may, in its sole discretion and without further action by the shareholders, from time to time, direct the issuance of preferred stock, in one or more series, for any proper corporate purpose with such preferences, voting powers, conversion rights, qualifications, special or relative rights, and privileges as the Board of Directors may determine.
These terms of the preferred stock could adversely affect the voting power or other rights of holders of the Shares. Satisfaction of any dividend preferences on outstanding preferred stock would reduce the amount of funds available for the payment of dividends on the Shares. In addition, the holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Shares. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interest of the Company and its shareholders.

TRANSFER AGENT AND REGISTRAR

     Unless the Company is required by law or administrative action to appoint an independent transfer agent and registrar, the Bank will act as transfer agent and registrar for the Shares of the Company.

REPORTS TO SHAREHOLDERS

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

SECURITIES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have a minimum of 1,050,000 Shares and maximum of 1,500,000 Shares outstanding. All of these Shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the "1933
Act"), except for Shares purchased by persons who, as a result of positions with the Company (such as the directors and officers) or stock ownership (such as Organizers), are "affiliates" of the Company (as that term is defined under Rule 144 promulgated under the 1933 Act). The Shares owned by such "affiliates" of the Company will be subject to resale restrictions under the 1933 Act. All of the Shares issuable upon exercise of options granted by the Company will be "restricted securities" (i.e., securities which have not been registered under the 1933 Act). Securities held by "affiliates" and "restricted securities" may be eligible for sale in the open market in accordance with the provisions of Rule 144 promulgated under the 1933
Act.

     In general, under Rule 144, a person (including an affiliate of the Company) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three month period, in "broker's transactions" (i.e., transactions executed by a broker or dealer on an exchange or in over-the-counter market), the number of securities that does not exceed the greater of 1% of the securities then outstanding or the average weekly trading volume of the securities in the market during the four calendar weeks preceding such sale. Non-affiliates who have held their restricted securities for at least two years would be entitled to sell such securities under Rule 144 without regard to the volume limitation.

DEFENSIVE ANTI-TAKEOVER PROVISIONS

General

     The provisions of the Company's Articles of Incorporation and Bylaws described below might be deemed to have a potential defensive "anti-takeover" effect. The Board of Directors of the Company believes that the provisions described below are prudent and will reduce the Company's vulnerability to takeover attempts and certain other transactions which may not be negotiated with and approved by the Board. The Board of Directors believes that it is in the best interest of the Company and its shareholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage such negotiations and discourage hostile takeover attempts.
It is also the view of the Board of Directors that these "anti-takeover" provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of the true value of the Company which is in the best interest of all shareholders. Notwithstanding these provisions, the
Board of Directors has a fiduciary obligation to act in the best interest of the shareholders and the Company in determining corporate action.

Directorships

     The Company's Board of Directors is divided into three classes which must be as close to equal in size as possible. The members of each class serve three-year terms with the election of each class in successive years. The Company's Bylaws provide that the size of the Board of Directors, within the six to twenty member range specified in the Articles of Incorporation, may be increased or decreased only by a majority vote of the directors then in office. The Articles of Incorporation provide that any vacancies occurring on the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office.

Removal of Directors

     The Company's Articles of Incorporation provide that no director may be removed except for cause and then only by the vote of holders of at least two-thirds of the outstanding voting stock of the Company entitled to vote. However, if two-thirds of the directors then in office approve the removal, then the vote of the holders of a majority of the outstanding voting stock of the Company is required to remove a director.

Special Meetings of Shareholders

     The Company's Articles of Incorporation provide that a special meeting of shareholders may be called by the Chairman of the Board, by a majority vote of the directors then in office or by the holders of at least
25% of the outstanding voting stock of the Company.

No Action By Written Consent

     The Company's Articles of Incorporation provide that the shareholders shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders.

Approval of Certain Business Transactions

     The Company's Articles of Incorporation provide that the vote of holders of at least two-thirds of the outstanding voting stock of the Company is required to approve certain mergers, consolidations or dispositions of assets of the Company or any of its subsidiaries.
However, if the proposed transaction is approved by the vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock of the Company is required to approve such transaction.

Amendment of the Articles of Incorporation

     The Company's Articles of Incorporation authorize the alteration, amendment or repeal of certain Articles by the affirmative vote of holders of at least two-thirds of the outstanding voting stock of the Company.
However, if the proposed action is approved by a vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock of the Company is required to approve such action. The alteration, amendment or repeal of other Articles requires approval by the holders of only a majority of the outstanding voting stock of the Company.

Amendment of the Bylaws

     The Company's Articles of Incorporation provide that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the Board of Directors or the shareholders at a duly constituted meeting. Such action by the Board of Directors requires the vote of two-thirds of directors then in office. Such action by the shareholders requires the affirmative vote of holders of at least two-thirds of the outstanding voting stock of the Company.

Preferred Stock

     The preferred stock, which could be issued in one or more series and with appropriate voting, conversion or other rights, could discourage possible acquirers of the Company from making a tender offer or other attempt to gain control of the Company.

LEGAL MATTERS

     The legality of the Shares is being passed upon for the Company by Dinur & Associates, P.C., One
Lakeside Commons, Suite 760, 990 Hammond Drive,
Atlanta, Georgia 30328.

EXPERTS

     The financial statements of the Company as of October 31, 1998, included in this Prospectus have been examined by Francis & Company, independent public accountants, as stated in their opinion, appearing elsewhere herein, and have been so included in reliance upon such opinion given upon the authority of such firm as expert in accounting and auditing.

ADDITIONAL INFORMATION

     The Company has filed a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered hereby with the Securities and Exchange Commission (the "Commission").
As permitted by the Rules and Regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits filed therewith and reference is made to the Registration Statement and the exhibits filed therewith for further information concerning the Company and the securities offered hereby. Each statement contained in this Prospectus as to the contents of a document filed as an exhibit to the Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. Copies of such material, as well as periodic reports and information filed by the Company, can be obtained upon payment of the fees prescribed by the Commission, or may be examined at the offices of the Commission without charge, at (i) the public reference facilities in Washington, D.C. at Judiciary
Plaza, Room 1024, 450 Fifth Street, N.W., Washington,
D.C. 20549, (ii) the Northeast Regional Office in New
York at 7 World Trade Center, Suite 1300, New York, New
York 10048, and (iii) the Midwest Regional Office in
Chicago, Illinois at 500 West Madison Street, Suite
1400, Chicago, Illinois 66661-2511. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (the address of such site is http://www.sec.gov).

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).
Requests should be directed to Charles S. Conoley, President, at the Company's principal executive offices.

                     INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report......................28

Balance Sheet as of October 31, 1998..............29

Statement of Operations from Date of Inception,
  May 27, 1998 to October 31, 1998................30

Statement of Changes in Stockholders' Equity
  from Date of Inception, May 27, 1998,
  to October 31, 1998.............................30

Statement of Cash Flows from Date of Inception,
  May 27, 1998, to October 31, 1998...............31

Notes to Financial Statements.....................32
                INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Horizon Bancorporation, Inc.
Bradenton, Florida

     We have audited the accompanying balance sheet of Horizon Bancorporation, Inc., Bradenton, Florida, (the
"Company") a development stage enterprise, as of October 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from May 27, 1998 (date of inception) to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based an our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizon Bancorporation, Inc. as of October 31, 1998, and the results of its operations and its cash flows for the period from May 27, 1998
(date of inception) to October 31, 1998, in conformity with generally accepted accounting principles.




                                /S/
                        Francis & Co. CPAs



Atlanta, Georgia
November 9, 1998                   Francis & Company
           Horizon Bancorporation, Inc.
        (A Development Stage- Enterprise)
                 Balance Sheet
           as of October 31, 1998


ASSETS
------
Cash                                        $  16,887
Organizational costs (Note 2)                  39,539
Deferred registration costs (Note 2)            7,038
Other assets (Note 4)                          11,349
                                               ------
  Total Assets                              $  74,813
                                             ========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities:
  Total Liabilities                     $        -0-
                                         -----------
Commitments and contingencies (Note 4)

Stockholders' Equity (Note 1):
Common stock, $.01 par value,
  25,000,000 shares authorized,
  21,600 shares issued and outstanding     $     216
Paid-in-capital                              107,784
  (Deficit) accumulated during
  the development stage                      (33,187)
                                             --------
Total Stockholders, Equity                    74,813
                                            --------
  Total Liabilities and Stockholders'
      Equity                              $   74,813
                                            ========











Refer to notes to the financial statements.
              Horizon Bancorporation, Inc.
            (A Development Stage Enterprise)
                 Statement of Operations
   From Inception (May 27, 1998) to October 31, 1998



Revenues;
  Interest income                     $          975
                                            --------
    Total revenues                               975
                                            ========

Expenses:
  Employee leasing                         $  25,978
  Insurance expense                            2,650
  Advertising & promotional                    2,956
  Rent expense                                   482
  Supplies expense                               605
  Miscellaneous other expenses                 1,491
                                            --------
    Total expenses                          $ 34,162
                                            ========

Net (loss)                                  $(33,187)
                                             ========

Basic (loss) per share (Note 2)            $   (1.54)
                                            =========


      Statement of Changes in Stockholders' Equity from Inception (May 27, 1998) to October 31, 1998

                            (Deficit)
      Common               Accumulated
      Stock     Additional  During the     Total
      $.01       Paid-in-  Development  Stockholders'
    Par Value     Capital     Stage       Equity
    ---------     -------     -----       ------
Issuance of 21,600 shares of Common stock
      $216       $107,784   $   -0-      $108,000

Net income/(loss)
       -0-           -0-     (33,187)     (33,187)
       ---           ---      -------      -------

Balance, October 31, 1998
      $216        $107,784  $(33,187)    $(74,813)
      ====        ========  =========    =========

Refer to notes to the financial statements.
             Horizon Bancorporation, Inc.
           (A Development Stage Enterprise)

               Statement of Cash Flows
     From Inception (May 27, 1998) to October 31, 1998

Cash flows from pre-operating
  activities of the development stage:
    Net (loss)                          $   (33,187)
    Adjustments to reconcile net (loss)
    to net cash used by pre-operating
    activities of the development stage:
      (Increase) in deferred
        registration costs                   (7,038)
      (Increase) in organizational costs    (39,539)
      (Increase) in deposits and
        prepaid expenses                    (10,932)
                                            --------
Net cash used by pre-operating
  activities of the development stage    $  (90,696)
                                            --------

Cash flows from investing activities
  Purchase of fixed assets             $       (417)
                                            --------
Net cash used in investing
    activities                         $       (417)
                                            --------
Cash flows from financing activities:
  Issuance of common stock                 $ 108,000
                                            --------
Net cash provided from financing
  activities                               $ 108,000
                                            --------

Net increase in cash                       $  16,887
Cash at inception (May 27, 1998)                -0-
                                            --------
Cash on October 31, 1998                    $ 16,887
                                            ========

Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest                           $       -0-
                                            ========
    Income taxes                       $       -0-
                                            ========

Refer to notes to the financial statements.
            Horizon Bancorporation, Inc.
         (A Development Stage Enterprise)
            Notes to Financial Statements
                   October 31, 1998


Note 1 - Summary of Organization

     Manasota Group, Inc. ("Manasota") was incorporated on May 27, 1998, for the purpose of becoming a bank holding company with respect to a proposed de novo bank, Horizon Bank (the "Bank") to be located in Bradenton, Florida. Manasota was later renamed Horizon
Bancorporation, Inc., Bradenton, Florida (the
"Company"). Accordingly, all financial transaction undertaken by Manasota are reflected in the Company's financial statements as of October 31, 1998. An application for prior approval to charter a bank was filed with the Division of Banking, State of Florida
("DBF"). An application for deposit insurance was filed with the Federal Deposit Insurance Corporation
("FDIC"). Once the application with the DEF is approved, two additional applications, both with the Federal Reserve Board ("FRB"), will be filed; the first for Bank membership and the second for prior approval to become a bank holding company. When all regulatory applications are approved and the minimum stock sale is successfully completed, the Company will acquire 100 percent of the voting stock of the Bank by injecting a minimum of $5.0 million into the Bank's capital accounts.

     The Company is authorized to issue up to 25.0 million shares of its $.01 par value per share common stock. Each share is entitled to one vote and shareholders have no preemptive or conversion rights.
As of October 31, 1998, there were 21,600 shares of the Company's common stock issued and outstanding.
Additionally, the Company has authorized the issuance of up to 1.0 million shares of its $.01 par value per share preferred stock. The Company's Board of Directors may, without further action by the shareholders, direct the issuance of preferred stock for any proper corporate purpose with preferences, voting powers, conversion rights, qualifications, special or relative rights and privileges which could adversely affect the voting power or other rights of shareholders of common stock. As of October 31, 1998, there were no shares of the Company's preferred stock issued or outstanding,

     The Company's Articles of Incorporation and Bylaws contain certain provisions that might be deemed to have potential defensive "anti takeover" effect. These certain provisions include: (i) The Board of Directors is divided into three classes with members of each class serving three-year terms with the election of each class in successive years; (ii) membership on the Board of Directors may range from six to twenty members and may increase or decrease only by a majority vote of the directors then in office; (iii) Board vacancies, including an increase in the number of directors, can be filled for the remainder of the unexpired term only by a majority vote of the Directors then in office;
(iv) directors may be removed if at least two-thirds of the directors then in office approve the removal as well as by a majority vote of the Company's voting stock; (v) special meeting of shareholders may he called by a majority vote of the directors then in office or by the holders of at least 25% of the outstanding voting stock of the Company; (vi) shareholders shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders; (vii) certain transactions, such as mergers or consolidations, may be approved by the vote of at least two-thirds of the directors then in office as well as by a majority vote of the Company's voting stock;
(viii) amendments to the Company's Articles of Incorporation can be approved by a vote of at least two-thirds of the directors then in office as well as by a majority vote of the Company's voting stock; (ix) amendments to the Company's Bylaws can be approved by the Board of Directors or by the shareholders at a duly constituted meeting, where such action by the Board of Directors requires the vote of two-thirds of the directors then in office or the affirmative vote of holders of at least two-thirds of the outstanding voting stock of the Company; and (x) the issuance of preferred stock, described in the previous paragraph, which may also be deemed to have an "anti-takeover" effect.

     The Company intends to file a Registration
Statement on Form SB-1 with the Securities and Exchange
Commission offering for sale a minimum of 1,050,000 and a maximum of 1,500,000 shares of its $.01 value common stock (the "Offering"). The sales price for each share of common stock is $5. All subscription proceeds will be held by an Escrow Agent pending acceptance of subscriptions and completion of the Offering. If the sale of the minimum (1,050,000) shares of common stock is not accomplished by the expiration date, as extended, all subscriptions will be canceled and all proceeds returned, without interest, to the subscribers. If the sale of the minimum (1,050,000) shares of common stock is accomplished and all regulatory approvals obtained, the Company will capitalize the Bank with at least $5.0 million immediately prior to commencement of banking operations.

     Certain organizers of the Company will receive a warrant for each share of common stock purchased by that organizer. Each warrant entitles its holder to purchase one share of the Company's common stock for $5.00 for a period of ten years from the date the Bank opens for business. The warrants will vest over a period of three years, at one-third per year and beginning on the first anniversary from commencement of banking operations. in addition to the passage of time, the vesting of warrants requires each organizer to attend a minimum of 75% of the Board of Directors meetings for each year during the vesting period. All warrants, however, will become vested upon the change of control of the Bank or the sale by the Bank of all or substantially all of its assets. All warrants are subject to approval by the banking regulatory agencies.

     The Company is a development stage enterprise as defined by the Financial Accounting Standards Board
Statement No. 7, "Accounting and Reporting by
Development Stage Enterprises," as it devotes substantially all its efforts to establishing a new business, its planned principal operations have not commenced and there has been no significant revenue from the planned principal operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting.
  The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. The
Company uses the accrual basis of accounting by recognizing revenues when they are earned and expenses in the period incurred, without regard to the time of receipt or payment of cash. The Company has adopted a fiscal year that ends on December 31, effective for the period ending December 31, 1998.

Organizational Costs.
  Organizational costs are costs that have been incurred in the expectation that they will generate future revenues or otherwise benefit periods after the Company reaches the operating stage. Organizational costs generally include incorporation, legal and accounting fees incurred in connection with establishing the Company. Salary and travel expenses, overhead and similar operating costs are not considered to be organizational costs and are thus expensed in the period incurred. Organizational costs are capitalized when incurred, and are amortized over a sixty-month period beginning immediately after the Company commences its principal operations.

Deferred Registration Costs.
  Deferred registration costs are deferred and incremental costs incurred by the Company in connection with the issuance of its own stock. Deferred registration costs do not include any allocation of salaries, overhead or similar costs. In a successful offering, deferred registration costs are deducted from the Company's paid-in-capital account. Registration costs associated with an unsuccessful offering are charged to operations in the period during which the offering is deemed unsuccessful.

Income Taxes.
  The Company will be subject to taxation whenever taxable income is generated. As of October 31, 1998, no income taxes had been accrued since no taxable income had been generated.

Basic (Loss) Per Share.
  Basic loss per share of $(1.54) is based on 21,600 shares outstanding from inception through October 31, 1998. Note that the above result is not indicative of future performance since planned principal operations have not commenced.

Statement of Cash Flows.
  The statement of cash flows was prepared using the indirect method. Under this method, net loss was reconciled to net cash flows from pre-operating activities by adjusting for the effects of' current assets and short term liabilities.

Note 3 - Commitments and Contingencies

     In connection with the Company's formation and the organization of its subsidiary Bank, the Company has entered into three separate agreements with a bank consulting firm, a law firm and an accounting firm to assist it ins (i) preparing and filing all organizational and incorporation papers, (ii) preparing and filing applications with the bank regulatory authorities concerning the formation of a bank holding company and the organization of a State chartered bank;
(iii) preparing a Registration Statement on Form SB-1, including the financial audit, and filling same with the Securities and Exchange Commission; and (iv) drafting of employment agreements, stock option plans and other matters relating to compensation. The aggregate cost of the above services is estimated to approximate $118,000 and may vary depending upon the degree of complexity and time spent on the above projects

     On June 8, 1993, the Company entered into an agreement (the "Consulting Agreement") with one of its organizers who will serve as the Company's and the Bank's President and Chief Executive Officer (the
"CEO"). The Consulting Agreement, which commenced June
15, 1998, is for a term of the earlier of (i) twelve months or (ii) the date the Bank is no longer in the organization period and has opened for business. Under the terms of the Consulting Agreement, the CEO, for his services and efforts relating to organizational matters of the Bank and the Company, is to be paid $5,000 monthly until the Bank application is filed with the regulators, $6,000 monthly until the minimum number of shares of stock is sold in the Offering, and $8,000 monthly until the Bank is opened. The Consulting
Agreement provides for other customary benefits, such as health, life and disability insurance. Also, upon the Bank's opening for business, the CEO will receive a $16,000 bonus. The CEO is currently being paid through an employee leasing arrangement funded by the Company.

     On October 28, 1998, the Company and the above CEO entered into an employment agreement (the "Employment
Agreement") which will become effective when the Consulting Agreement terminates. However, if the Consulting Agreement is extended, then the Employment
Agreement is effective at the earlier of commencement of banking operations or December 31, 1999. The
Employment Agreement provides for an annual salary of $96,000 plus an annual percentage increase identical to the increase in the Consumer Price Index. In addition, the CEO may receive a performance bonus ranging from 10% to 50% of his annual base salary if certain performance objectives are met. The CEO would also be entitled to other customary benefits such as annual vacation, medical and life insurance, etc. The
Employment Agreement also provides for the granting of stock options to purchase shares equal to 3% of the total shares sold in the Offering. The options would vest ratably over a five-year period, with an exercise price of $5.00 and an expiration date of ten years from the date of issue.

     A consultant who is assisting the Company and the proposed Bank in obtaining all regulatory approvals required to operate both a bank holding company and a bank will receive 4,000 stock options upon receipt of approval from the DBF to operate a bank. These Options allow their holder to purchase 4,000 shares of the Company's common stock at an exercise price of $5.00 per share. These options would vest immediately and would he exercisable within ten years from the date of grant.

     The organizers as a group capitalized the Company by acquiring 21,600 shares of the Company's common stock for an aggregate amount of $108,000. These shares will be redeemed and $108,000 will be returned to the organizers once the minimum offering is satisfied.

     On September 30, 1998, the Company entered into an agreement to purchase a 1.05 acre parcel for $407,500.
The land will be used as the site for the proposed
Bank's main office. An earnest money deposit in the amount of $10,000 has been deposited with an escrow agent and is reflected under "other assets" in the Company's Balance sheet dated October 31, 1998. An additional $40,000 is due upon local government approval of the site plan and usage. Assuming all contingencies, such as regulatory approvals to operate both a holding company and a bank, are satisfied, the final transaction to purchase the site should be completed no later than March 24, 1999. The proposed
Bank intends to build a one-story facility with approximately 5,000 square feet (expandable to 7,000 square feet) of finished space. Total construction costs are estimated at $665,000, with an additional estimate of $258,000 for furniture and equipment.

     On October 8, 1998, the Company entered into a one-year lease arrangement, with a minimum of nine months, covering office space from which it currently operates.
The monthly cost of the lease is $450.

     Please refer to Note 1 concerning warrants to organizers.

Note 4 - Other Assets

     Other assets at October 31, 1998, consisted of the following:

   a.  Escrow deposit for land purchase     $10,000
   b.  Prepaid rent and rent deposit            932
   c.  Fixed assets, net                        417
                                             ------
       Total other assets                   $11,349
                                             ======

Note 5 - Related Party Transactions

     Please refer to Note 1 for a discussion concerning the organizers' warrants.

     Please refer to Note 3 for discussions concerning:

     (i)     The CEO's Consulting Agreement and
Employment Agreement, and;

     (ii) The redemption of the organizers' common stock.

Note 6 - Subsequent Events

     In order to fund expenses incurred during the organizational stage, the Company obtained a Commitment
Letter (the "Commitment") from an unrelated financial institution and accepted it on November 5, 1998. The
Commitment is in the amount of $300,000 and in the form of a one-year non-revolving line of credit. The line of credit carries an interest rate of prime minus l%, with interest payable monthly. The collateral includes the Company's furniture, equipment and leasehold improvements, as well as the personal guarantees of certain organizers.
     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS
PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN
OFFER TO BUY, any securities other than the shares of common stock to which it relates, or any offer of such shares of common stock to any person in any state or other jurisdiction in which such offer is unlawful.
Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date hereof or that information contained herein is correct as of any time subsequent to any of the dates as of which information is furnished herein or the date hereof. However, during the period in which offers or sales are being made hereunder, the company is required to update the prospectus to reflect any facts or events arising after the effective date of the registration statement filed with the securities and exchange commission which represent a fundamental change in the information set forth in the registration statement.
     Until March 2, 1999, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                 (end of back cover)

                        PART II

       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business
Corporation Act (the "Act")provides that a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, or agent of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In addition, under Section 607.0850 of the Act, a corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, or agent of the corporation against expenses and amounts actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Any indemnification under Section 607.0850 of the Act, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or agent is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; (b) if such quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; (c) by independent legal counsel.

     Article 9 of the Registrant's By Laws contains provisions for the indemnification of officers and directors and advancement of expenses to the fullest extent authorized by the Florida Business Corporation
Act. Article 6 of the Registrant's Articles of
Incorporation contains a provision eliminating or limiting personal liability of a director of the Registrant to the fullest extent authorized by the Florida Business Corporation Act.

     The Registrant may seek to purchase and maintain directors and officers liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC Registration fees          2,085
     Blue sky fees and expenses    12,000
     Escrow Agent Fee               1,500
     Printing Expenses              4,000
     Legal Fees and Expenses       60,000
     Accounting Fees                5,000
     Miscellaneous Expenses        10,000
                                   ------
      TOTAL                       $94,585
                                   ======

ITEM 3.  UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes as follows:

  (1) The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

    (i)  include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended (the
"Securities Act");

    (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

    (iii) include any additional or changed material information in the plan of distribution.

  (2) The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the Offering of the securities at that time to be the initial bona fide Offering.

  (3) The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

  (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN
ONE YEAR.

     Not applicable

ITEM 5.  INDEX TO EXHIBITS

The following exhibits are filed as part of this Registration Statement:

Number      Description of Exhibit
------      ----------------------
2.1         Amended and Restated Articles of
Incorporation of the Registrant, dated October 7, 1998.

2.2         Amended and Restated By-Laws of the
Registrant, dated October 7, 1998.

4           Form of Subscription Agreement (included as
Appendix A to the Prospectus)

6.1         Organizer Contribution Agreement among the
Organizers, dated as of May 20, 1998.

6.2 Consulting Agreement between the Registrant and Charles S. Conoley, dated June 8, 1998.

6.3         Agreement for Sale and Purchase of
Property, dated September 30, 1998, with respect to the banking facility site.

6.4 Indenture of Lease, dated October 8, 1998, with respect to the temporary office of the Registrant.

6.5 Employment Agreement between the Registrant and Charles S. Conoley, dated October 28, 1998.

6.6 Redemption Agreement among the Registrant and the Organizers, dated as of October 28, 1998.

6.7         Letter from SunTrust Bank Central Florida,
N.A., dated November 2, 1998, with respect to the line of credit to the Registrant.

9          Escrow Agreement between SunTrust Bank,
Central Florida, N. A. and the Registrant, dated
October 30, 1998.

10(a)(1)   Consent of Francis & Company, CPA's.

10(a)(2)   Consent of Dinur & Associates, P.C.,
(included in Exhibit 11).

11         Opinion of Dinur & Associates, P. C.
regarding the legality of the securities to be offered.

                        SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing a Form SB-1 and has authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Bradenton, State of Florida, on November 24, 1998.

HORIZON BANCORPORATION, INC.

By:                     /s/
   --------------------------------------
  Charles S. Conoley, President and
    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

     Signature               Title
Date

        /s/       President and Chief        11/24/98
-----------------  Executive, Financial and
Charles S. Conoley Accounting Officer/Director

            /s/   Director, Chairman of      11/24/98
-----------------  the Board of Directors
Clarence R. Urban

            /s/        Director              11/24/98
-----------------
Thomas C. Bennett, Jr.

            /s/        Director              11/24/98
-----------------
Michael Shannon Glasgow

            /s/        Director              11/24/98
-----------------
C. Donald Miller, Jr.

            /s/        Director              11/24/98
-----------------
Stephen C. Mullen

            /s/        Director              11/24/98
-----------------
David K. Scherer

            /s/        Director              11/24/98
-----------------
Bruce E. Shackelford

            /s/        Director              11/24/98
-----------------
MaryAnn P. Turner

-----------
EXHIBIT 2.1
-----------

   AMENDED AND RESTATED ARTICLES OF INCORPORATION
                          OF
                MANASOTA GROUP, INC.
     The undersigned corporation, MANASOTA GROUP, INC.
(the "Corporation"), for the purposes of amending and restating its Articles of Incorporation, and pursuant to the provisions of the Florida Business Corporation
Act (the "Act"), executes the following Amended and Restated Articles of Incorporation:

ARTICLE I - NAME.
-----------------
     The Name of the Corporation shall be HORIZON
BANCORPORATION, INC., and its principal place of business shall be 910-53rd Avenue E, Bradenton, Florida
34203.

ARTICLE II - NATURE OF BUSINESS.
--------------------------------
     The Corporation may engage in any activity or business permitted under the laws of the United States and of the State of Florida.

ARTICLE III - CAPITAL STOCK.
----------------------------
     A. AUTHORIZED SHARES. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 26,000,000, consisting of 25,000,000 shares of common stock, par value $0.01 per share (the "Common Stock") and 1,000,000 shares of preferred stock, par value $0.01 per share (the
"Preferred Stock"). The shares may be issued from time to time as authorized by the Board of Directors of the Corporation without further approval of the shareholders except as otherwise provided herein or to the extent that such approval is required by statute, rule or regulation.
     B. COMMON STOCK. Except as otherwise provided by statute or Preferred Stock Designations (as defined below), the holders of the common stock shall exclusively possess all voting power. Each holder of shares of common stock shall be entitled to one vote for each share held of record by such holder as to each matter submitted to shareholders for approval. There shall be no cumulative voting rights in the election of directors of the Corporation.
     C. PREFERRED STOCK. The shares of Preferred Stock may be issued from time to time in one or more series as may be established by the Board of Directors of the Corporation. The Board of Directors is hereby expressly authorized to fix and determine by resolution(s) the number of shares of each series of Preferred Stock and the designation thereof, any voting and other powers, preferences and relative participating, optional or special rights, including the number of votes, if any, per share and such qualifications, limitations or restrictions on any such powers, preferences and rights as shall be stated in the resolution(s) providing for the issue of the series
(a "Preferred Stock Designation") and as may be permitted by the Act. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of holders of a majority of the voting power of the then outstanding shares of capital stock, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless the vote of such holders if required pursuant to any Preferred
Stock Designation.

ARTICLE IV - TERM AND COMMENCEMENT OF EXISTENCE.
------------------------------------------------
     This Corporation is to exist perpetually. The date of commencement of corporate existence is date of filing of Articles of Incorporation.

ARTICLE V - DIRECTORS.
----------------------
     A.  The Corporation shall be under the direction
of the Board of Directors.  The Board of Directors
shall consist of not less than six (6) nor more than
twenty (20) directors.  The number of directors within
this range shall be fixed from time to time by the
Board of Directors pursuant to a resolution adopted by
a majority of the directors then in office.  The Board
of Directors shall be divided into three classes: Class
I, Class II, and Class III, with each class to be as
nearly equal in number as possible.  Each director
shall serve for a term ending on the date of the third
annual meeting of shareholders of the Corporation (the
"Annual Meeting") following the Annual Meeting at which
such director was elected; provided, however, that the
directors designated herein as members of Class I shall
serve for a term ending on the date of the first Annual
Meeting following the date on which such directors are
so designated, the directors designated herein as
members of Class II shall serve for a term ending on
the date of the second Annual Meeting following the
date on which said directors were so designated, and
the directors designated herein as members of Class III
shall serve for a term ending on the date of the third
Annual Meeting following the date on which such
directors were so designated. Notwithstanding the
foregoing, each director shall serve until his
successor is elected and qualified or until his death,
resignation or removal.
     B.  The initial Board of Directors of the
Corporation shall consist of eleven (11) members, whose
names, addresses and initial class are set forth below:
     Name                  Address
     ----                 -------
Class I (Term Expiring 1999)
Charles S. Conoley       41-68th Court, N. W.
                         Bradenton, FL 34209
Michael Shannon Glasgow  719-46th St. Court, E.
                         Palmetto, FL 34221
Bruce R. Woodruff        6939 Riversedge St., Cir.
                         Bradenton, FL 34202

Class II (Term Expiring 2000)
Thomas C. Bennett, Jr.   6144-9th Avenue Cir., N. E.
                         Bradenton, FL 34202
C. Donald Miller         216-21st St., W.
                         Bradenton, FL 34216
Stephen C. Mullen        820 Idlewild Way
                         Sarasota, FL 34242
Bruce E. Shackleford     5310 Jim Davis Rd.
                         Parrish, FL 34219

Class III (Term Expiring 2001)
Warren E. Gagner         1808-75th St., N.W.
                         Bradenton, FL 34209
David K. Scherer         5008 Mangrove Pt., Rd.
                         Bradenton,FL 34210
MaryAnn P. Turner        1822-97th St., N.W.
                         Bradenton, FL 34209
Clarence R. Urban        3319-59th Avenue Dr., E.
                         Bradenton, FL 34203

     C. Any director may be removed from office at any time, but only for cause, by the affirmative vote of holders of two-thirds of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class, at a meeting of shareholders called for that purpose, unless the removal has been approved by a resolution adopted by at least two-thirds of the directors then in office, in which event the removal shall be approved by vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class, at a meeting of the shareholders called for that purpose. For purposes of this paragraph, "cause" shall mean any act or omission for which a director may be personally liable to the Corporation or its shareholders pursuant to Article VI hereof, as well as any other act or omission which relates to personal dishonesty, incompetence or intentional failure to perform stated duties.
     D.  Any vacancy occurring in the Board of
Directors, including any vacancy created by reason of an increase in the number of directorships, may be filled by the vote of a majority of directors then in office. Any director so chosen shall hold office until such director's successor shall have been elected and qualified. Any director chosen by the Board of Directors to fill a vacancy created, other than by reason of an increase in the number of directorships, shall serve for the unexpired term of the director whose vacancy is being filled. Any director chosen by the Board of Directors to fill a vacancy created by reason of an increase in the number of directorships shall serve for a term to expire at the next election of directors.

ARTICLE VI - DIRECTOR'S LIABILITY.
----------------------------------
     A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of his duty of care or other duty as a director by reason of any act or omission, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in Section 607.0831 of the Act; or
(iv) for any transaction from which the director derives an improper personal benefit. If the Act is amended to authorize corporate action further limiting the personal liability of directors, then the liability of a director of the Corporation shall be limited to the fullest extent permitted by the Act, as so amended.
Any repeal or modification of this Article by the shareholders of the Corporation shall not adversely affect any right or protection of a director of Corporation existing at the time of such repeal or modification.

ARTICLE VII - INCORPORATION, REGISTERED OFFICE AND
REGISTERED AGENT.
--------------------------------------------------
     The name of the registered agent and the street
address of the registered office of the corporation,
and the name and address of each incorporator of this
corporation is as follows:
Registered Agent:             Registered Office:
-----------------             ------------------
CHARLES S. CONOLEY            410-68th Court NW
                              Bradenton, FL 34209
Incorporator:
-------------
CHARLES S. CONOLEY            410-68th Court NW
                              Bradenton, FL 34209

ARTICLE VIII - SHAREHOLDER MEETINGS.
------------------------------------
     A. Special meetings of shareholders may be called at any time by the Chairman of the Board or the President, by a majority of the directors then in office or by the written request of the holders of at least 25% of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class.
     B. The shareholders of the Corporation shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders called for that purpose.
     C. Advance notice of shareholder nominations for election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE IX - CERTAIN BUSINESS TRANSACTIONS.
-------------------------------------------
     A. The affirmative vote of holders of at least two-thirds of the outstanding shares of capital stock entitled to be cast at a meeting called to vote on any transaction submitted to the shareholders pursuant to this Article, voting together as a single class, shall be required for the approval or authorization of: (i) any merger or consolidation of the Corporation or any of its subsidiaries with or into any other corporation, partnership, person or other entity; or (ii) any sale, lease, exchange, transfer or disposition of all or substantially all of the assets of the Corporation or any of its subsidiaries to or with any other corporation, partnership, person or other entity; or
(iii) adoption of any plan or proposal for the liquidation or dissolution of the Corporation;
provided, however, that such two-thirds voting requirement shall not be applicable if the Board of Directors of the Corporation shall have approved any such action or transaction described in clauses (i),
(ii) or (iii) by resolution adopted by at least two-thirds of the directors then in office, in which case the affirmative vote of holders of a majority of the outstanding shares of capital stock entitled to be cast, voting together as a single class, shall be required to approve such action or transaction.
     B.  The fact that any action or transaction
complies with the provisions of this Article shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors or any member thereof to approve such action or transaction, recommendation, adoption or approval to the shareholders of the Corporation, nor shall any such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of, or actions or responses taken with respect to, such action or transaction.

ARTICLE X - BYLAWS.
-------------------
     In furtherance and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter, amend and repeal the Bylaws of the Corporation by vote of at least two-thirds of the directors then in office, subject to the powers of the holders of the capital stock of the Corporation to alter, amend or repeal the Bylaws;
provided, however, that, with respect to the powers of the holders of capital stock to alter, amend and repeal the Bylaws of the Corporation, notwithstanding any other provisions of these Articles of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of holders of any particular class or series of the capital stock of the Corporation required by law, or these Articles of Incorporation, the affirmative vote of holders of at least two-thirds of the voting power of the then outstanding shares of capital stock entitled to be cast, voting together as a single class, shall be required to alter, amend or repeal any provision of Bylaws.

ARTICLE XI - AMENDMENT OF ARTICLES OF INCORPORATION.
----------------------------------------------------
     The Corporation reserves the right to amend, alter or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on shareholders herein are granted subject to this reservation.
Notwithstanding the preceding sentence, the provisions set forth in this Article and Articles 3, 5, 6, 8, 9 and 10 hereof may not be altered, amended or repealed in any respect, and no other provision(s) may be adopted which would impair in any respect the operation or effect of any such provisions, except by the affirmative vote of holders of at least twothirds of the voting power of the then outstanding shares of capital stock, voting together as a single class;
provided, however, that such two-thirds voting requirement shall not be applicable if the Board of Directors of the Corporation shall approve such action by resolution adopted by at least two-thirds of the directors then in office, in which case the affirmative vote of holders of a majority of the then outstanding shares of capital stock entitled to be cast at the meeting of shareholders called for that purpose, voting together as a single class, shall be required to approve such action.

IN WITNESS WHEREOF, the undersigned has executed these
Articles of Incorporation.
                                    /S/
                       ----------------------------
                       Charles S. Conoley, President

                CERTIFICATE OF AMENDMENT
             AND RESTATEMENT OF THE ARTICLES
                     OF INCORPORATION
                 OF MANASOTA GROUP, INC.

     The undersigned corporation, MANASOTA GROUP, INC.
(the "Corporation"), pursuant to Section 607.1007(4) of
the Florida Business Corporation Act (the "Act"),
executes and publishes the following certificate in
conjunction with its Amended and Restated Articles of
Incorporation:
     1.    The   Amended  and  Restated Articles of
Incorporation does contain an amendment requiring shareholder approval.
     2.   The Amended and Restated Articles of
Incorporation were approved by the shareholders through unanimous written consent pursuant to Section 607.0704 of the Act.

     IN  WITNESS WHEREOF, the undersigned has executed
this Certificate of Amendment and Restatement of the
Articles of Incorporation on behalf of the Corporation.
                                    /S/
                       ----------------------------
                       Charles S. Conoley, President

CERTIFICATE DESIGNATING PLACE OF BUSINESS OR DOMICILE
FOR THE SERVICE OF PROCESS WITHIN THIS STATE, NAMING
AGENT UPON WHOM PROCESS MAY BE SERVED.
----------------------------------------------------
     Pursuant to Chapter 48.091, Florida Statutes, the following is submitted, in compliance therewith:

     First, that MANASOTA GROUP, INC., organized under the laws of the State of Florida, with its principal office, as indicated in the Amended and Restated
Articles of Incorporation, at the City of Bradenton
County of Manatee, State of Florida, has named Charles
S. Conoley, 410-68th Court, N. W., Bradenton, County of
Manatee, State of Florida, as its agent to accept service of process within the state.

     ACKNOWLEDGEMENT:

     Having been named to accept service of process for the above stated corporation, at place designated in this Certificate, I hereby accept to act in this capacity, and agree to comply with the provision of said Act relative to keeping open said office.

                                        /S/
                       ----------------------------
                       Charles S. Conoley, President

-----------
EXHIBIT 2.2
-----------
                  AMENDED AND RESTATED
            BYLAWS OF HORIZON BANCORPORATION


                       ARTICLE ONE
                         OFFICES

     SECTION 1.1 - REGISTERED OFFICE AND AGENT.  The
Corporation will maintain a registered office and will have a registered agent whose business office is identical with such registered office. The registered office need not be identical with the principal business office of the Corporation.

     SECTION 1.2 - OTHER OFFICES. The Corporation may have offices at such other place(s), within or without the State of Florida, or elsewhere, as the Board of Directors may from time to time determine or the business of the Corporation may require.


                      ARTICLE TWO
                 SHAREHOLDERS' MEETINGS

     SECTION 2.1 - DATE, TIME AND PLACE OF MEETINGS.
All meetings of the shareholders shall be held on such date, time and place, within or without the State of Florida, as the Board of Directors may set forth from time to time, or if no place is so specified, at the principal executive office of the Corporation.

     SECTION 2.2 - ANNUAL MEETINGS. The annual meeting of shareholders shall be held on a date and at a time following the end of the Corporation's fiscal year as may be determined by the Board of Directors, for the purpose of electing directors and transacting any and all business that may properly come before the meeting.

     SECTION 2.3 - SPECIAL MEETINGS. Special meetings of the shareholders for any purpose(s) may be called at any time by the Chairman of the Board or the President or by a majority of the directors then in office or by written request of the holders of at least 25% of the then outstanding shares of capital stock of the Corporation entitled to be cast, voting together as a single class. Business transacted at any special meeting of shareholders shall be limited to the purpose(s) stated in the notice thereof.

     SECTION 2.4 - NOTICE OF MEETINGS. Written notice of each shareholders' meeting stating the date, time and place of the meeting will be delivered either personally or by mail to each shareholder of record entitled to vote at such meeting, not less than 10 days nor more than 60 days before the date of the meeting.
In the case of an annual meeting, the notice of the meeting need not state the purpose(s) for which the meeting is called. In the case of a special meeting, the notice of meeting shall state the purpose(s) for which the meeting is called. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with first class postage affixed thereon, prepaid, addressed to each shareholder at his address as it appears on the Corporation's record of shareholders. Attendance of a shareholder at a meeting of the shareholders shall constitute a waiver of notice of such meeting and of all objections to the place or time of such meeting, or the manner in which it has been called or convened, except when a shareholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objection to the transaction of any business. Notice need not be given to any shareholder who signs a waiver of notice, in person or by proxy, either before or after the meeting.
If the language of a proposed resolution or plan requiring the approval of the shareholders is included in a written notice of a meeting of the shareholders, the shareholders' meeting considering the resolution or plan may adopt it with such clarifying or other amendments as do not enlarge its original purpose without further notice to shareholders not present in person or by proxy.

     SECTION 2.5 - QUORUM. The presence, in person or by proxy, of the holders of a majority of shares then issued and outstanding and entitled to vote, shall constitute a quorum for the transaction of business at any meeting of shareholders, except as otherwise required by statute or the Articles of Incorporation.
Where a quorum is once present at a meeting, it shall not be broken by the subsequent withdrawal of any of those present.

     SECTION 2.6 - ADJOURNMENT. In the absence of a quorum or for any other reason, the holders of the majority of the shares then issued and outstanding and entitled to vote at any meeting of the shareholders, present in person or represented by proxy, or the Chairman of the Board, or the President, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the date, time and place of the adjourned meeting. At such adjourned meeting in which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If after the adjournment a new record date is picked for the adjourned meeting, notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting.

     SECTION 2.7 - VOTE REQUIRED. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the shares of stock of the Corporation entitled to vote and present in person or represented by proxy, voting together as a single class, shall decide any questions brought before such meeting, except as otherwise required by statute or the Articles of Incorporation.

     SECTION 2.8 - VOTING OF SHARES. Except as otherwise required by statue or the Articles of Incorporation, each shareholder shall be entitled to one vote, in person or represented by proxy, for each share of stock having voting power held by such shareholder at every meeting of the shareholders.
Shareholders may vote in person or by written proxy;
provided, however, no proxy shall be voted or acted on after 11 months from its date, unless the proxy provides for a longer period. Any proxy to be voted at a meeting of shareholders shall be filed with the Secretary of the Corporation before or at the time of the meeting. Voting on matters brought before a shareholders' meeting may, at the discretion of the person presiding at the meeting, be by voice vote or show of hands, unless any qualified voter, prior to the voting on such matter, demands vote by ballot, in which event the voting shall be by ballot.

     SECTION 2.9 - NO ACTION BY WRITTEN CONSENT.
Shareholders shall not be entitled to take any action by written consent in lieu of taking such action at an annual or special meeting of shareholders.

     SECTION 2.10 - SHAREHOLDERS' LIST. A complete list of shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order showing the address of each such shareholder as it appears in the records of the Corporation and the number of shares registered in the name of such shareholder, shall be prepared by the Secretary of the Corporation at least
10 days prior to every meeting of shareholders. Such list shall be open to the examination of any shareholder, for any purpose relating to the meeting, during ordinary business hours for a period of at least
10 days prior to the meeting, either at a place within the city where the meeting is to be held or, if not so specified, the place where the meeting is to be held, and a duplicate list shall be similarly open to examination at the principal executive office of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the duration thereof, and may be inspected by any shareholder who is present.

     SECTION 2.11 - INSPECTORS OF ELECTION. In advance of any meeting of shareholders, the Board of Directors may appoint any persons, other than nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. The number of inspectors shall be either one or three. If such persons are not so appointed or fail or refuse to act, the presiding officer of such meeting shall make such appointment(s) at the meeting. The number of inspectors shall be either one or three. If there are three inspectors, the decision, action or certificate of a majority of such inspectors shall be effective and shall represent the decision, action or certificate of all. No such inspector need be a shareholder of the Corporation.

     Unless otherwise required by statute or the Articles of Incorporation, the duties of such inspectors shall include: determining the number of shares outstanding and the voting power of each share, the number of shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receiving votes or ballots; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all ballots or votes and determining the results thereof; and such acts as may be proper to conduct the election or vote with fairness to all shareholders. Upon request, the inspectors shall make a report in writing to the secretary of the meeting concerning any challenge, question or other matter as may have been determined by them and shall execute and deliver to such secretary a certificate of any fact found by them.

SECTION 2.12 - CONDUCT OF MEETINGS.

     (a)  All annual and special meetings or
shareholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine subject to the requirements of statute and, as to matters not governed by such rules and procedures, as the presiding officer of such meeting shall determine. The presiding officer of any annual or special meeting of shareholders shall be the President or, in his absence, such person as designated by the Board of Directors. The Secretary, or in his absence, a person designated by the presiding officer, shall act as secretary of the meeting.

     (b) At any annual meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting (i) as specified in the notice of the meeting given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this subparagraph (b).

     For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal executive office of the Corporation not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by a shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter such shareholder proposes to bring before the annual meeting
(i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting (ii) the name and address, as they appear on the books of the Corporation, of the shareholder proposing such business, (iii) the class and number of shares of the Corporation's capital stock that are beneficially owned by such shareholder and (iv) any material interest of such shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this subparagraph (b). The presiding officer at the annual meeting shall, if the facts so warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting in accordance with the provisions of this subparagraph (b) and, if he should so determine, he shall so declare to the meeting and any such business so determined to be not properly brought before the meeting shall not be transacted.

     (c) At any special meeting of the shareholders, only such business shall be conducted as shall have been stated in the notice therefor or brought before the meeting by or at the direction of the Board of Directors.

SECTION 2.13 - VOTING OF SHARES BY CERTAIN HOLDERS.

     (a) If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (1) if only one votes, his act binds all; (2) if more than one vote, the act of the majority so voting binds all; (3) if more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to such Court as may have jurisdiction to appoint an additional person to act with the persons so voting the shares, which shall then be voted as determined by the majority of such persons and the person appointed by the Court. If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even-split for the purposes hereof shall be a majority or even-split in interests. Shares standing in the name of another corporation may be voted by any officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name.
Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court or other public authority by which such receiver was appointed.

     (b) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.


                      ARTICLE THREE
                 THE BOARD OF DIRECTORS

     SECTION 3.1 - GENERAL POWERS. The business and affairs of the Corporation will be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, by any legal agreement among shareholders, by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders. The Board of Directors may annually elect a Chairman of the Board from among its members and may elect a Vice Chairman of the Board from among its members.

     SECTION 3.2 - NUMBER AND TENURE.  The Board of
Directors shall consist of not less than six nor more than 20 directors. The number of directors shall be determined from time to time by resolution of the Board of Directors. The Board of Directors shall be divided into three classes subject to the provisions of the Articles of Incorporation. Each director shall hold office until his successor is elected and qualified or until his earlier death, resignation, incapacity to serve or removal. No decrease in the number of directors shall shorten the term of any incumbent director. Except as otherwise provided in the Articles of Incorporation and these Bylaws, directors shall be elected at each annual meeting of shareholders, or at a special meeting of shareholders called for purposes that include the election of directors.

     SECTION 3.3 - QUALIFICATION OF DIRECTORS.
Directors shall be natural persons who have attained the age of 21 years but need not be residents of the State of Florida or shareholders of the Corporation.

     SECTION 3.4 - VACANCY. Any vacancy occurring in the Board of Directors, including any vacancy occurring by reason of an increase in the number of directors or by the removal of a director, may be filled by the vote of a majority of the directors then in office, though less than a quorum. Any director so chosen shall hold office until such director's successor shall have been elected and qualified. Any director chosen by the Board of Directors to fill a vacancy created, other than by reason of an increase in the number of directorships, shall serve for the unexpired term of the director whose vacancy is being filled. Any director chosen by the Board of Directors to fill a vacancy created by reason of an increase in the number of directorships shall serve for a term to expire at the next election of directors by the shareholders.

     SECTION 3.5 - REMOVAL.  At a meeting of
shareholders with respect to which notice of such purpose has been given, any or all members of Board of Directors may be removed for cause, and then only by the affirmative vote of the holders of two-thirds of the then outstanding shares of stock of the Corporation entitled to vote, voting together as single class.
Notwithstanding the foregoing, if a removal has been approved by a resolution adopted by at least two-thirds of the directors then in office, the removal shall be approved by vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class. For purposes hereof, "cause" shall mean any act or omission for which a director may be personally liable to the Corporation or its shareholders pursuant to the Articles of Incorporation, as well as any other act or omission which relates to personal dishonesty, incompetence or intentional failure to perform stated duties.

     SECTION 3.6 - COMPENSATION.  The Board of
Directors shall have the authority to set the compensation of directors and members of any committees thereof. The directors and members of any committees thereof may also be paid for their expenses, if any, of attendance at each meeting of the Board or any committee thereof. No provision of these Bylaws shall be construed to preclude any director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

     SECTION 3.7  - NOMINATIONS OF DIRECTORS.

     (a) Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at any meeting of shareholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section. Each year the President shall appoint a special committee of three directors to recommend to the Board of Directors persons to be the management nominees for election as directors. Based on such recommendations, the Board of Directors shall act as a nominating committee to select the management nominees for election as directors.
Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver the names of its nominees to the Secretary at least twenty-five days prior to the date of the annual meeting.

     (b) Nominations, other than those management nominees made by or at the direction of the Board of Directors, shall be made by timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered or mailed to and received at the principal executive offices of the Corporation not less than 30 days prior to the date of the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting is mailed or such public disclosure was made. Such shareholder's notice shall set forth (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person as required to be disclosed in solicitation of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended
(including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected); and (ii) as to the shareholder giving the notice (x) the name and address, as they appear on the books of the Corporation, of such shareholder and (y) the class and number of shares of the Corporation's capital stock that are beneficially owned by such shareholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation the information which is required to be set forth in a shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section. The officer presiding at the meeting shall, if the facts so warrant, determine and declare to the meeting that a nomination was not made in accordance with the provisions of this Section and, if he should so determine, he shall so declare to the meeting and the defective nomination shall be discharged.

     SECTION 3.8 - DIRECTORS EMERITUS.  The Board of
Directors shall have the authority, at its discretion, to choose persons to serve as directors emeritus. Such action, if taken, shall be taken at the regular meeting of the Board of Directors next following the annual meeting of shareholders. No more than three persons may serve as directors emeritus at any one time. Once elected, a director emeritus shall serve a term of one year, but he may be re-elected by the Board to serve additional terms. A director emeritus shall be allowed to attend all regular and special meetings of the Board of Directors, and he may actively participate in such meetings except that he shall not be allowed to vote on any matters voted upon by the directors, nor shall he be counted for purposes of determining if there is a quorum. A director emeritus may also serve in an advisory capacity on committees, but again, he shall not be allowed to vote. A director emeritus may be removed from office at any time, with or without cause, by majority vote of the Board of Directors. A director emeritus shall be entitled to reasonable compensation for his services as a director emeritus and to reasonable expenses incurred in attending meetings, all as determined by the Board of Directors, provided that no such compensation shall be paid unless the members of the Board of Directors are likewise being compensated, and provided further that such compensation shall be less than that paid to the members of the Board of Directors. A director emeritus shall not have the responsibility imposed upon a director, nor shall he be subject to any liability imposed upon a director, or otherwise be deemed a director.

                      ARTICLE FOUR
          MEETINGS OF THE BOARD OF DIRECTORS

     SECTION 4.1 - ANNUAL AND OTHER REGULAR MEETINGS.
The annual regular meeting of the Board of Directors shall be held at the time and place of the regularly scheduled meeting of the Board of Directors next following the annual meeting of the shareholders.
Regular meetings of the Board of Directors or any committee thereof may be held between annual meetings without notice at such time and at such place, within or without the State of Florida, as from time to time shall be determined by the Board or any committee thereof, as the case maybe.

     SECTION 4.2 - SPECIAL MEETINGS. Special meetings of Board of may be called for any purpose(s) by the Chairman of the Board or the President or by written request of any two or more directors then in office.
Special meetings of any committee of the Board of Directors may be held on the date set at the previous meeting of the committee or when called by its chairman or by a majority of its members. Any such special meetings shall be held at such date, time and place, within or without the State of Florida, as shall be communicated in the notice of the meeting.

     SECTION 4.3 - NOTICE. Notice of any special meeting of the Board of Directors or any committee thereof, setting forth the date, time and place of the meeting, shall be delivered to each director or committee member, addressed to him at his residence or usual place of business, or by telephone, telegram, cable, telecommunication, teletype, facsimile transmission or personal delivery not later than the second business day immediately preceding the date of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting need be specified in the notice or any waiver of notice.

     Notice of any meeting need not be given to any director or committee member who shall attend such meeting in person (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not properly called or convened) or who shall waive notice thereof, before or after such meeting, in a signed writing.

     SECTION 4.4 - QUORUM AND ADJOURNMENT. At all meetings of the Board of Directors or any committee thereof, the presence of a majority of the directors or committee members then in office shall constitute a quorum for the transaction of business. In the absence of a quorum or for any other reason, a majority of the directors or committee members present thereat may adjourn the meeting from time to time. Notice of any adjourned meeting shall be given to each director or committee member who was not present at the time of adjournment and, unless the time and place of the adjourned meeting are announced at the time of adjournment, to the other directors or committee members. At any reconvened meeting following such adjournment at which a quorum shall be present, any business may be transacted which might have transacted at the meeting as originally notified.

     SECTION 4.5 - VOTING.  At all meetings of the
Board of Directors or any committee thereof, each director or committee member present shall have one vote. The act of a majority of the directors or committee members present at any meeting, in which there is a quorum, shall be the act of the Board of Directors or any committee thereof, except as otherwise provided by statute, the Articles of Incorporation or these Bylaws. On any question on which the Board of Directors or any committee thereof shall vote, the names of those voting and their votes shall be entered into the minutes of the meeting when any member of the Board of Directors or any committee member present at the meeting so requests.

     SECTION 4.6 - PRESUMPTION OF ASSENT. Any director or committee member present at a meeting of the Board of Directors or any committee thereof shall be presumed to have assented to any action taken at the meeting unless his dissent or abstention is entered in the minutes of the meeting or unless he files, at the meeting or immediately after its adjournment, his written dissent to the action with the person acting as secretary of the meeting. This right to dissent shall not be available to a director or committee member who voted in favor of the action.

     SECTION - 4.7  MEETING BY MEANS OF CONFERENCE
TELEPHONE OR SIMILAR TELECOMMUNICATIONS EQUIPMENT.
Members of the Board of Directors or any committee thereof may participate in a meeting of the Board or any committee by means of conference telephone or similar telecommunications equipment, by means of which all persons participating in the meeting can hear each other. Participation in the meeting in this matter shall constitute presence in person at such meeting.

     SECTION 4.8 - ACTION BY DIRECTORS WITHOUT A
MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent, setting forth the action so taken, is signed by all the directors or all the committee members, as the case may be, and filed with the minutes of the proceedings of the Board or the committee. Such consent will have the same force and effect as a unanimous vote of the Board of Directors or the committee.

     SECTION 4.9 - CONDUCT OF MEETINGS. All meetings of the Board of Directors or any committee thereof shall be conducted in accordance with such rules and procedures as the directors may determine subject to the requirements of statute and, as to matters not governed by such rules and procedures, as the presiding officer of such meeting shall determine. The presiding officer of any meeting of the Board of Directors shall be the Chairman of the Board or, in his absence, the President, or, in the absence of both, such person as designated by the Board of Directors. The Secretary, or in his absence, a person designated by the presiding officer, shall act as secretary of the meeting.

     SECTION 4.10 - RESIGNATION. Any director may resign at any time by giving written notice thereof to the Corporation addressed to the Chairman of the Board or the President. Unless otherwise specified, such resignation shall take effect upon delivery of such notice unless some other date is specified in such notice. Acceptance of any resignation shall not be necessary to make it effective unless the resignation is tendered subject to such acceptance. A director's absence from more than three consecutive regular meetings of the Board of Directors, unless excused by resolution of the Board of Directors, shall be deemed to constitute the resignation of such a director, effective once such resignation is accepted by resolution of the Board of Directors.


                      ARTICLE FIVE
                    BOARD COMMITTEES

     SECTION - 5.1  COMMITTEES.

     (a) The Board of Directors may, by the vote of a majority of the directors then in office, establish committees, including standing or special committees, which shall have such duties as are authorized by the Board or by these Bylaws. Committee members, and the chairman of each committee, shall be appointed by the Board of Directors. If an executive committee or similar committee is designated by the Board of Directors, the President shall serve as a member of that committee. The presiding officer of any committee meeting shall be the chairman of the committee and the chairman shall designate a person to act as secretary of the committee meeting.

     (b) The Board of Directors may, by the vote of majority of the directors then in office, remove any member of any committee, with or without cause, or fill any vacancies in any committee, and dissolve or discontinue any committee.

               (c)  The designation of any committee
          under this Article and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any director, of any responsibility imposed by statute.

     SECTION 5.2 - MINUTES. Each committee shall keep minutes of its actions and proceedings. Any action taken by the Board of Directors with respect to the actions or proceedings of any committee shall be entered into the minutes of the Board of Directors.


                      ARTICLE SIX
                        OFFICERS

     SECTION 6.1 - OFFICERS.  The officers of the
Corporation shall include a President, a Secretary, and a Treasurer. The Board of Directors may also designate the Chairman of the Board as an officer of the Corporation. The Board of Directors may also designate one or more Vice Presidents as Executive Vice President or Senior Vice President. The Board of Directors may also elect or authorize the appointment of such other officers or assistant officers as the business of the Corporation may require. In addition to the duties and powers enumerated in this Article, the officers of the Corporation shall perform such other duties and exercise such further powers as the Board of Directors may authorize or determine from time to time. Any two or more of the above offices may be held by the same persons except as prohibited by statute, but no officers shall execute, acknowledge or verify an instrument in more than one capacity if the instrument is required by statute or the Articles of Incorporation to be executed, acknowledged or verified by two or more officers. No officer need be a shareholder of the Corporation.

     SECTION 6.2 - COMPENSATION. The salaries of the officers of the Corporation shall be fixed by the Board of Directors. No officer shall be prevented from receiving compensation by reason of also being a director of the Corporation.

     SECTION 6.3 - ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon as possible thereafter. Each officer of the Corporation shall hold office until his successor is elected or until his earlier resignation, death or removal, or the termination of his office. The election or appointment of an officer, employee or agent shall not itself create contractual rights. The
Board of Directors may authorize the Corporation to enter into an employment contract or other arrangement with any officer; no such contract, however, shall impair the rights of the Board of Directors to remove any officer at any time in accordance with this Article.

     SECTION 6.4 - REMOVAL. Any officer may be removed from office at any time, with or without cause, by the vote of a majority of the directors then in office whenever in their judgement, the best interest of the Corporation will be served thereby. Any such removal shall be without prejudice to the contract rights, if any, of the officer so removed.

     SECTION 6.5 - VACANCY. Any vacancy in an office resulting from a removal or to fill a new office may be filled by the Board of Directors in the manner prescribed by these Bylaws.

     SECTION 6.6 - CHAIRMAN AND VICE CHAIRMAN OF THE
BOARD. The Chairman of the Board may be elected annually by the Board of Directors from among its members. The Chairman shall preside at all meetings of the Board and shall perform all of the duties and shall have all the powers commonly incident to his office or delegated to him by the Board of Directors, or which are or may at any time be authorized or required by statute or these Bylaws. Unless a Vice President has been elected and has as one of his duties to act in the President's stead in the event of his absence or inability to serve, then the Chairman of the Board, in the event of the President's absence, inability to serve or refusal to serve, shall act in the President's stead and shall have all the powers of and be subject to all the restrictions of the President until such time as the President resumes his duties, a new
President is chosen, or an officer of the Corporation is selected by the Board of Directors to perform the duties of the President. The Board of Directors also may elect annually a Vice Chairman who, in the absence of the Chairman, shall preside at all meetings of the Board and shall perform all of the duties and have all of the powers of the Chairman.

     SECTION 6.7 - PRESIDENT. The President shall be the Chief Executive Officer of the Corporation and shall have general responsibility for the management and supervision of the business of the Corporation and corporate policy. The President shall have administrative authority over the business of the Corporation, and shall have such further authority and perform such other duties as may be delegated to him by the Board of Directors.

     SECTION 6.8 - VICE PRESIDENT.  Each Executive Vice
President, each Senior Vice President and each other
Vice President shall have such powers and perform such duties as may be delegated to him by the Board of Directors or delegated by the President. In the absence or disability of the President, those powers, duties and functions of the President may be temporarily performed and exercised by such one of the Executive Vice Presidents, Senior Vice Presidents or the other Vice Presidents as shall be expressly designated by the Board of Directors. When more than one Vice President is elected, the Board may specify an order of seniority among such Vice Presidents.

     SECTION 6.9 - SECRETARY. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in books to be kept for that purpose, and shall perform like duties for any Board committees when required. The Secretary shall give, or cause to be given, any notice required to be given of any meetings of the shareholders, of the Board of Directors or any Board committees when required, and shall perform such other duties as may be prescribed by the Board of Directors or the President, under whose supervision the Secretary shall be. The Secretary shall cause to be kept such books and records as the Board of Directors or the President may require and shall cause to be prepared, recorded, transferred, issued, sealed and cancelled certificates of stock as required by the transactions of the Corporation and its shareholders. The Secretary shall attend to such other correspondence and shall perform such other duties as may be incident to such office or as may be assigned to him by the Board of Directors or the President. The
Secretary shall have custody of the seal of the Corporation, shall have the authority to affix the same to any instrument, the execution of which on behalf of the Corporation under its seal is duly authorized, and shall attest the same by his signature whenever required. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the same by his signature.

     SECTION 6.10 - TREASURER. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit, or cause to be deposited, in the name of the Corporation, all monies or other valuable effects, in such banks, trust companies or other depositories as shall from time to time be selected by the Board of Directors. He shall render to the President and to the Board of Directors, whenever requested, an account of the financial condition of the Corporation, and in general, he shall perform all such other duties as may be delegated to him by the Board of Directors or the President.

     SECTION - 6.11  ASSISTANT VICE PRESIDENT,
ASSISTANT SECRETARY AND ASSISTANT TREASURER.  The
Assistant Vice President, Assistant Secretary and
Assistant Treasurer, in the absence or disability of any Vice President, the Secretary or the Treasurer, respectively, shall perform the duties and exercise the powers of those offices, and, in general, they shall perform such other duties as shall be delegated to them by the Board of Directors or by the person appointing them. Specifically, the Assistant Secretary may affix the seal of the Corporation to all necessary documents and attest the signature of any officer of the Corporation.

     SECTION - 6.12 DELEGATION OF AUTHORITY. In the case of the absence of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, any or all of the powers or duties of such officer to any other officer or to any director.


                      ARTICLE SEVEN
                      CAPITAL STOCK

     SECTION 7.1 - STOCK CERTIFICATES.  Each
shareholder shall be entitled to a certificate representing the number of shares of capital stock of the Corporation owned by such person. The certificate shall be in such form as approved by the Board of Directors of the Corporation. Each certificate shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary and shall be sealed with the seal of the Corporation or a facsimile thereof. The signatures upon a certificate may be facsimiles. In case any officer who shall have signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer of the Corporation before such certificate shall have been issued by the Corporation, such certificate may nevertheless be issued as though the person who signed such certificate had not ceased to be such officer.

     SECTION 7.2 - STOCK RECORDS. Each certificate for shares of stock in the Corporation shall be numbered or otherwise identified in the stock records of the Corporation. The Corporation shall keep stock records which shall show the names and addresses of the persons to whom the shares are issued, with the number of shares and date of issuance.

     SECTION 7.3 - STOCK TRANSFERS. Transfers of shares of stock of the Corporation shall be made on the stock transfer books of the Corporation only when authorized by the person named in the certificate, or by his legal representative, who shall furnish written evidence of such authority, or by his attorney authorized by a duly executed power of attorney and filed with the Corporation. Such transfer shall be made only upon surrender of the certificate therefor, or in the case of a certificate alleged to have been lost, stolen or destroyed, upon compliance with the provisions of this Article and as may otherwise be provided by statute. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and for all other purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law. No transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation as herein provided. The Board of Directors shall have the power and authority to make such other rules and regulations concerning the issue, transfer and registration of certificates of the Corporation's stock as it may deem appropriate.

     SECTION 7.4 - RECORD DATES.  The Board of
Directors may fix, in advance, a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend of other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or in order to make a determination of shareholders for any other purpose. Such date in any case shall not be more than 70 days, and in the case of the meeting of shareholders, not less than 10 days, prior to the date on which the particular action, requiring the determination of shareholders is to be taken. Only those shareholders of record on the dates so fixed shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date fixed by the Board of Directors.

     SECTION 7.5 - TRANSFER AGENTS AND REGISTRARS.  The
Corporation may have one or more transfer agents and one or more registrars of its stock whose respective duties the Board of Directors or the Secretary may, from time to time, determine. No certificate of stock shall be valid until countersigned by a transfer agent, if the Corporation has a transfer agent, or until registered by the registrar, if the Corporation has a registrar. The duties of transfer agent and registrar may be combined.

     SECTION 7.6 - LOST CERTIFICATES. The Corporation may issue a new certificate of stock in place of any certificate previously issued and alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate and any other conditions as may otherwise be provided by statute.


                     ARTICLE EIGHT
                   GENERAL PROVISIONS

     SECTION 8.1 - REFERENCES.  Whenever in these
Bylaws reference is made to an Article or Section number, such reference is to the number of an Article or Section of the Bylaws. Whenever in the Bylaws reference is made to the Bylaws, such reference is to these Bylaws of the Corporation as the same may be amended from time to time. Whenever in the Bylaws reference is made to the Articles of Incorporation, such reference is to the Articles of Incorporation of the Corporation as the same may be amended from time to time.

     SECTION 8.2 - REFERENCE TO GENDER. Whenever in the Bylaws reference is made to the masculine gender, such reference shall where the context so requires be deemed to include the feminine gender and the neuter gender, and the Bylaws shall be read accordingly.

     SECTION 8.3 - LEGAL RESTRICTIONS. All matters covered in these Bylaws shall be subject to such restrictions as shall be imposed on the Corporation by applicable state and federal statutes, rules and regulations.

     SECTION 8.4 - SEAL. The seal of the Corporation shall be in such form as the Board of Directors may determine from time to time. The seal may be used by causing it or by facsimile thereof to be impressed or affixed or reproduced or otherwise. If it is inconvenient to use such a seal at any time, the signature of the Chairman of the Board, President, Secretary or an Assistant Secretary of the Corporation, followed by the word "Seal" shall be deemed the seal of the Corporation.

     SECTION 8.5 - FISCAL YEAR.  The fiscal year of the
Corporation shall be fixed by resolution of the Board of Directors and may be changed from time to time.

     SECTION 8.6 - VOTING SHARES IN SUBSIDIARIES. In the absence of other arrangements by the Board of Directors, shares of stock issued by another corporation and owned or controlled by the Corporation, whether in a fiduciary capacity or otherwise, may be voted by the President of the Corporation or by such other person as the Board of Directors by resolution shall so designate, and such person may execute the aforementioned powers by executing proxies and written waivers and consents on behalf of the Corporation.

     SECTION 8.7 - INSPECTION OF BOOKS.  The Board of
Directors shall have the power to determine which accounts and books of the Corporation, if any, shall be opened to the inspection of shareholders, except such as may by statute be specifically opened to inspection, and shall have the power to affix reasonable rules and regulations not in conflict with the applicable statute for the inspection of accounts and books which by statute or by the determination of the Board of Directors shall be opened to inspection, and the shareholders' rights in this respect are and shall be restricted and limited accordingly.

     SECTION 8.8 - CONTRACTS. No contract or other transaction between the Corporation and any other corporation, partnership or other entity shall be affected or invalidated by the fact that a shareholder, director or officer of the Corporation is a shareholder, director, partner or other officer of, or is interested in, such other corporation, partnership or other entity, and no contract or other transaction between the Corporation and any other person shall be affected or invalidated by the fact that a shareholder, director or officer of the Corporation is a party to, or interested in, such contract or transaction;
provided that, in each such case, the nature and extent of the interest of such shareholder, director or officer in such contract or other transaction or the fact that such shareholder, director or officer is a shareholder, director, officer, partner or other party of such other corporation, partnership, entity or other person is known to the Board of Directors or is disclosed at the meeting of the Board of Directors at which such contract or the transaction is authorized.

     SECTION 8.9 - AMENDMENT OF BYLAWS. These Bylaws may be altered, amended or repealed, or new Bylaws adopted, solely as provided in the Articles of Incorporation.


                      ARTICLE NINE
                    INDEMNIFICATION

     SECTION 9.1 - INDEMNIFICATION.

               A.  Each person who is or was a director
          or officer of the Corporation, and each
          person who is or was a director or officer of the Corporation who, at request of the Corporation, is serving or has served as an officer, director, partner, agent, joint venturer or trustee of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Florida and which are actually and reasonably incurred in connection with any action, suit or proceeding, pending or threatened, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or as an officer, director, partner, agent, joint venturer or trustee of such other enterprise.

     B. Expenses incurred in defending a criminal or civil action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

     C. In any instance where the laws of the State of Florida permit indemnification or advancement of expenses to be provided to a person who is or has been an officer or director the Corporation, or who is or has been an officer, director, partner, agent, joint venturer trustee of any such other enterprise, but only upon a determination that certain specified standards of conduct have been met, upon application for indemnification, or advancement of expenses by any such person, the Corporation shall promptly cause such determination to be made (i) by the Board of Directors by majority vote of a quorum consisting of directors not at the time parties to such proceeding; (ii) if such a quorum cannot be obtained, then by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties participate), consisting solely of two (2) or more directors not at the time parties to such proceeding; (iii) by special legal counsel selected by the Board of Directors, if a majority vote of a quorum cannot be obtained under (i) and a committee cannot be designated under (ii), selected by majority vote of the full Board of Directors (in which selection directors who are parties participate); or (iv) by the shareholders, but shares owned or voted under control of the directors who are at the time parties to such proceeding may not be voted with respect to such determination.

     D.  As a condition to any such right of
indemnification or advancement of expenses, the Corporation may require that it be permitted to participate in the defense of any such action or proceeding through legal counsel designated by the Corporation and at the expense of the Corporation.

     E. The Corporation may purchase and maintain insurance on behalf of any such persons, whether or not the Corporation would have the power to indemnify such officers and directors against any liability under the laws of the State of Florida. If any expenses or other amounts are paid by way of indemnification, other than by court order, action by shareholders or by an insurance carrier, the Corporation shall provide notice of such payment to the shareholders in accordance with the provisions of the laws of the State of Florida.

     F.  The indemnification and advancement of
expenses provided in this Article shall not be deemed exclusive of any other rights, in respect to indemnification or otherwise, to which the persons seeking indemnification or advancement of expenses may be entitled under any bylaws, resolution, agreement, statute or otherwise.

     G. The rights to indemnification and advancement of expenses provided by this Article shall be deemed a contract between the Corporation and each such person and any modification or repeal of this Article shall not affect any right or obligation then existing with respect to any stated fact then or previously existing or any action, or proceeding previously or thereafter brought or threatened based in whole or in part of any such state of facts. Such contract right may not be modified or repealed without consent of each such person. The rights to indemnification and advancement of expenses provided by this Article shall continue to a person entitled to indemnification and advancement of expenses provided by this Article who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, or administrators of each such person.

     H.  Notwithstanding anything contained herein to
the contrary, Article 9 is intended to provide
indemnification to each director and officer of the
Corporation to the fullest extent authorized by the
Act, as the same exists or may hereafter be amended
but, in the case of any such amendment, only to the
extent that such amendment permits the Corporation to
provide broader rights than said statute permitted the
Corporation to provide prior thereto.
---------
EXHIBIT 4
---------
               HORIZON BANCORPORATION, INC.
                  SUBSCRIPTION AGREEMENT


TO:  Horizon Bancorporation, Inc.
     Suite C
     3005 26th Street, West
     Bradenton, Florida 34203
     Attention: Charles S. Conoley, President

Gentlemen:

    You have informed me that Horizon Bancorporation, Inc. a Florida corporation (the "Company"), is offering
1,500,000 shares of the Company's Common Stock
("Shares") at a price of $5.00 per Share payable as provided herein and as described in and offered pursuant to the Prospectus furnished to the undersigned herewith (the "Prospectus").

    1.  Subscription.  Subject to the terms and
conditions hereof, the undersigned hereby tenders this subscription, together with payment indicated below in United States currency by check, bank draft or money order payable to "Horizon Bancorporation, Inc. - Escrow
Account", representing the payment of $5.00 per Share for the number of Shares indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

    2. Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of Shares for which the undersigned has subscribed, indicating acceptance of less than all of the Shares subscribed on its written form of acceptance.

    3. Acknowledgments. The undersigned hereby acknowledges receipt of a copy of the Prospectus, and represents that this subscription is made solely on the basis of the information contained in the Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus. The undersigned understands that no person
(including any officer or director) has authority to give any information or make any representation not contained in the Prospectus, and if given or made, such information and representations should not be relied upon as having been made by the officers or directors or the Company. This Subscription Agreement and the Prospectus contain the entire agreement and understanding among the undersigned, the officers and directors and the Company with respect to the offering and sale of Shares to the undersigned. This
Subscription Agreement creates a legally binding obligation, and the undersigned agrees to be bound by the terms of this Agreement.

    4. Revocation. The undersigned agrees that once this Subscription Agreement is tendered to the Company it may not be withdrawn by the undersigned and that this Agreement shall survive the death or disability of the undersigned.

    By executing this Agreement, the subscriber is not waiving any rights he or she may have under federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

Please indicate in the space provided below
("Registration Instructions") the exact name or names and address in which the stock certificate representing
Shares subscribed for hereunder should be registered.

-------------------------------------------
No. of Shares Subscribed at $5.00 per Share

-------------------------------------------
Total (Funds Tendered)

-------------------------------------------
(Signature of Subscriber)

-------------------------------------------
Name (Please Print)

-----------
EXHIBIT 6.1
-----------
Fixed Amount

          ORGANIZER CONTRIBUTION AGREEMENT

     This Agreement is entered into as of May 20, 1998, among the Organizers (as defined below) of a proposed banking association to be located in Manatee, Florida
(the "Bank").

                     RECITALS

     1 .The undersigned organizers of the Bank, and those who may hereafter join in the execution of this agreement as additional organizers of the Bank at the invitation of the original organizers (collectively, the "Organizers"), have agreed to join together for the purpose of preparing and filing an application with the U.S. Comptroller of the Currency (the "OCC") or with the Florida Department of Banking and with the FDIC
(collectively the "Regulators") to organize the Bank and, if deemed desirable, a holding company for the Bank.

     2. The Organizers have agreed among themselves to underwrite the organizational and pre-opening expenses of the Bank, subject to being reimbursed out of the proceeds of the initial capitalization of the Bank.

     3. The Organizers desire to divide among themselves responsibility for payment of such expenses in the event the proposed organization of the Bank is unsuccessful.

                STATEMENT OF AGREEMENT

     In consideration of the premises, the Organizers hereby agree as follows:

     1. This agreement must contain a minimum of eight
Organizers before becoming effective. Each of the Organizers shall contribute a sum of cash equal to $12,000.00 to an organizational expense fund to be maintained by a treasurer elected by the Organizers.
The treasurer shall be elected by a majority of the votes cast by the Organizers, with each Organizer casting one vote. From time to time upon receiving at least three business days notification from the treasurer, each of the Organizers will promptly contribute additional funds to the venture for the purpose of paying organizational expenses. In addition, each of the Organizers shall execute a line of credit to be established by the venture, with each Organizer assuming a pro rata portion of the liability under the line of credit. The total liability of all Organizers pursuant to the line of credit and the cash contributions together shall not exceed $400,000.00, unless the Organizers by unanimous vote elect to raise the ceiling.

     2. The treasurer shall keep accurate books of account of his collections and expenditures, and shall expend organizational funds only for filing fees, legal and other professional and consulting fees, option or earnest money on property selected for the Bank's premises, and other expenses incidental to the organization and planning of the Bank and the holding company, if one is organized to acquire and own the capital stock of the Bank. The books of account maintained by the treasurer shall be open to inspection by any Organizer at any reasonable time, and the treasurer shall furnish monthly reports of his collections and expenditures to the Organizers.

     3. It is contemplated that upon preliminary approval by the Regulators of the application to organize the Bank, the initial capitalization will be accomplished through a public offering of common stock of the Bank or the holding company. Upon completion of the offering, it -is contemplated that the holding company or Bank will promptly reimburse the Organizers for the organizational expenses advanced by them.

     4. The venture shall be managed by the Organizers as a group, with fundamental business decisions to be made by majority vote of the Organizers on the basis described in paragraph 1. Other management decisions of the venture shall be made as the Organizers may agree.

     5. Each of the Organizers contemplates that he will purchase a dollar amount of stock as is set out beside his name below. This is a non-binding statement of intent, and the stock of the Bank or holding company will be sold only pursuant to a prospectus that complies with all applicable Federal and State laws to be published after the Bank has received preliminary approval to organize. If the application to organize does not receive regulatory approval, or if the offering of stock is not successful in raising the minimum capitalization required to open the Bank, or if the Organizers by majority vote elect to abandon the project, then the organizational expenses will be borne by the Organizers. In the event the project is unsuccessful or abandoned, then each Organizer will be responsible for his pro rata portion of all organizational expenses paid, plus those for which the Organizers have become liable. The amount of any deficit due the organizational expense fund or any surplus from the expense fund which may be reimbursed to the Organizers shall be computed by the treasurer and shall be promptly paid after rejection of the application or abandonment of the project.

     6. If any Organizer shall at any time determine to abandon the project, upon written notice to the treasurer of his decision he shall be entitled to a refund of any contribution made to the venture, provided that such refund shall be made at the same time that the other Organizers are reimbursed for their contributions. Such an abandoning Organizer shall remain liable for his pro rata portion of any loans
(whether or not made prior to the notice of abandonment) made under a line of credit established prior to the treasurer's receipt of the notice of abandonment described above, except to the extent that the institution issuing the line of credit releases such Organizer from liability for loans made after receipt of such notice. In addition, if the Organizers are not fully reimbursed for their contributions, an abandoning Organizer shall be entitled to a refund of a pro rata portion of his contributions based on such Organizer's share at the time of withdrawal. If the Organizers are required to contribute additional funds to satisfy the line of credit, any abandoning Organizer shall be required to contribute additional funds to satisfy such Organizer's liability under the line of credit to the extent the abandoning Organizer remains liable as described above.

     7. This Agreement may be executed by the Organizers in two or more counterparts, each of which shall be an original but all of which shall constitute one and the same instrument.

     8. This Agreement will remain open for execution by additional Organizers who are invited to join the organizing group by the unanimous consent of the original Organizers.

     IN WITNESS WHEREOF, the Organizers have executed this Agreement as of the date first written above.

Name and Address          Date        Anticipated
(Telephone Number)                    Stock Purchase
----------------          --------    --------------
Charles S. Conoley        5/20/98     $125,000.00
410 68th Court, N. W.
Bradenton, FL 34209                  /S/
(941) 795-3724                       (Signature)

Clarence R. Urban         5/20/98    $125,000.00
2319 59th Ave., Dr., E.
Bradenton, FL                        /S/
(941) 755-5949                       (Signature)

Shanon Glasgow            5/20/98    $125,000.00
1209 44th Ave.
Bradenton, FL 34203                  /S/
(941) 756-8727                       (Signature)

Bruce R. Woodruff         5/20/98    $125,000.00
P. O. Box 20591
Bradenton, FL 34204-0591             /S/
(941) 756-1871                       (Signature)

David Scherer             5/20/98    $125,000.00
5008 Mangrove Pt. Rd.
Bradenton, FL 34210                  /S/
(941) 795-7644                       (Signature)

Steve Mullen              6/24/98    $125,000.00
8440 N. Tamiami Trail
Sarasota, FL 34243                   /S/
(941) 954-6002                       (Signature)

Warren Gagner             8/12/98    $125,000.00
1808 75th St., N. W.
Bradenton, FL 34209                  /S/
(941) 792-5133                       (Signature)

Mary Ann Turner           7/9/98     $125,000.00
1822 97th St., N. W.
Bradenton, FL 34209                  /S/
(941) 795-2274                       (Signature)

Bruce Shackelford         8/23/98    $125,000.00
P. O. Box 91
Ellenton, FL 34222                   /S/
(941) 776-1173                       (Signature)

-----------
EXHIBIT 6.2
-----------

                   CONSULTING AGREEMENT
     THIS AGREEMENT, entered into this 8th day of June, 1998, by and between MANSOTA GROUP, INC., a Florida
Corporation in the process of organizing a national bank to be situated in Manatee County, Florida, which will operate under a name to be named ninety (90) days, (hereinafter referred to as the "Corporation") and Charles Conoley (hereinafter referred to as the "Consultant").

                      WITNESSETH:

     WHEREAS, the Corporation is in the process of organizing the Bank and is desirous of engaging the Consultant to assist it in certain organizational matters; and

     WHEREAS, the Consultant is desirous of providing consulting services to the Corporation with regard to the organization of the Bank and to serve as President and Chief Executive Officer of the Bank after its charter has been approved, which bank is to be owned by a Bank Holding Company (the "Holding Company"), which will be organized to own all of the stock of the Bank.

     NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

     1. ENGAGEMENT: The Corporation agrees to engage the Consultant and the Consultant agrees to provide consulting services to the Corporation relating to the regulatory process associated with the Corporation's application for the Bank's charter and for permission to form the Bank Holding Company, and the development of organizational and business plans relating to the operation of the Bank and the Holding Company.

     2.  TERM: The term of this Agreement shall
commence on 15th, June, 1998, and shall continue until the earlier of twelve (I 2) months from the date of commencement of this Agreement or the date the Bank is no longer in the organization period and has opened for business.

     3. SERVICES: The Consultant shall exert his best efforts and devote substantially all of this time and attention to the organizational matters of the Bank and the Holding Company.

     4.  COMPENSATION: As compensation for the
Consultant's services the Corporation shall pay the Consultant a fee as follows:

          a.  $5,000.00 per month salary until the
"Bank" application is filed with the appropriate regulatory authorities;

          b.  Thereafter, $6,000.00 per month salary
until the minimum amount of stock required to start the Bank is sold;

          c. Thereafter, $8,000.00 per month until the "Bank is opened. The parties intended to then enter into a more formal employment contract for the Consultant to be hired as the Bank's president. The parties hereby agree to negotiate the employment contract in good faith;

          d. At opening of the "Bank, the Corporation will pay a bonus of $16,000.00.

     5.  EXPENSES:

          a.  Expenses shall include the Consultants
current country club dues and various club dues as shall shown on Exhibit A.

          b. Insurance. The Consultant shall also be entitled to a satisfactory health, dental, life and disability policy paid by the Corporation until the President and CEO contract is in place. The life insurance policy minimum shall be for a $250,000 term life. This policy may be part of a "key man" policy, if available.

          c. Other Expenses. The Consultant shall also be entitled to reimbursement for all reasonable expenses incurred by him in the Performance of his duties upon presentation of a voucher indicating the amount and the business purposes.

     6. TERMINATION: In the event of the Consultant's death or in the event the Consultant is prevented from rendering Services by reason of illness, incapacity or injury for a period of sixty (60) consecutive days during the term of this Agreement, or in the event the Consultant fails to perform the services required hereunder, then and in such event the Corporation may terminate this Agreement upon written notice to the Consultant. If the Agreement is terminated for other than cause, as cause is defined in an Employment
Agreement to be negotiated between the parties within sixty (60) days of signing this agreement, and the Consultant has commenced providing services, then the Corporation shall continue to compensate the Consultant under Section 4(a) above for a period of 3 months from the date of notification. In the event Consultant voluntarily terminates his services, then the post termination covenants set forth in paragraph 7 of the Employment Agreement, as hereinafter defined, shall be applicable to Consultant.

     7. RATIFICATION OF EMPLOYMENT AGREEMENT: In the event the Bank is granted its charter and the requisite amount of capital has been raised to permit the Bank to open for business, the shareholders of the Corporation agree to ratify and approve, on behalf of the Bank, the Employment Agreement The shareholders of the Corporation shall also cause the Board of Directors of the Bank to ratify and approve such Employment
Agreement. Upon approval by the Bank's Board of Directors of the Employment Agreement, the Consultant agrees to enter into said Employment Agreement and perform the duties enumerated therein as the president and Chief Executive officer of the Bank. Each shareholder of the Corporation represents to the Consultant that he will vote for the approval of said
Employment Agreement at the initial Board of Directors meeting of the Bank, and that they, as a group, will have sufficient votes to ratify said Employment
Agreement.

     8. NOTICES: All notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be deemed to have been given at the time when mailed at any general or branch
United States Post Office enclosed in a certified, Postage pre-paid envelope, and addressed to the address of the respective Parties stated below, or as such party may have fixed by notice:

  To the Corporation:
               Clarence R. Urban
               2108 Whitfield Park Loop
               Sarasota, FL 34243

  To the Consultant:
               Charles Conoley
               410 68th Court Northwest
               Bradenton, FL 34210

     9. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and benefit of and be binding upon the Corporation and its successors. The
Consultant may not assign his right to payment not his obligations under this Agreement.

     10. GOVERNING LAW. This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of Florida.

     11. MISCELLANEOUS. This Agreement supersedes all prior understandings and agreements between the parties, and may not be amended orally, but only in writing signed by the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

                    "Corporation"
                    MANASOTA GROUP INC.
By: /S/ Shannon Glasgow     By: /S/ Clarence R. Urban
   ---------------------        --------------------
    Its Director                   Its Director

By: /S/ David Scherer
   ---------------------------
    Its Director


By: /S/ Charles Conoley           /S/ Charles Conoley
   ---------------------          -------------------
    Its Director                     CHARLES CONOLEY
-----------
EXHIBIT 6.3
-----------

     THIS AGREEMENT FOR SALE AND PURCHASE OF PROPERTY is made this 30th day of Sept., 1998, by and between MANASOTA GROUP, INC., a Florida corporation, or its assigns ("Purchaser"), having a mailing address at 2108
Whitfield Park Loop, Sarasota, Florida 34243 and WDO
VENTURE, a Florida limited partnership ("Seller"), c/o
Sam Reiber, Esq., Linsky & Reiber, P.A. 601 E. Twiggs,
Tampa, FL 33602.

1.  AGREEMENT TO SELL; PURCHASE PRICE:

     1.1 Agreement to Sell and Convey. Seller hereby agrees to sell and convey to Purchaser and Purchaser hereby agrees to purchase from Seller, subject to the terms and conditions hereinafter set forth, a 1.04 acre or 45,360 square foot outparcel site located on the SE quadrant of the intersection of 53rd Avenue East and 9th Street East Manatee County, Florida, and being more particularly described on Exhibit "A" attached hereto and made a part hereof for all purposes, together with the following:

          (a)  All and singular the rights, leases,
tenements, hereditaments and appurtenances pertaining thereto, including any right, title and interest of Seller in and to adjacent streets, road, alleys and rights-of-way;

          (b)  Ingress and egress easements providing
full, free and adequate access to and from public highways and roads which are located contiguous to and abutting the boundary of the Property, and to and from interior roadways for traffic flowing into or out of the parking lot for the Winn Dixie Marketplace lying east of the Property; and

          (c)  Subject to approval of Winn-Dixie, a
cross parking easement permitting customers of Winn-
Dixie Marketplace to park in parking spaces on the Property which is the subject of this agreement; and permitting Purchaser's customers to park in the parking lot for the Winn-Dixie Marketplace lying east of the Property; and

          (d)  Drainage easement(s) to off site
retention areas located on the adjoining Winn-Dixie
Marketplace property; and

          (e)  Such other rights, interests and
properties as may be specified in this Agreement to be sold, transferred, assigned, or conveyed by Seller to Purchaser.

     The parcel of land described on Exhibit "A", and the rights, interests, improvements, fixtures and other properties described above, are collectively called the "Property."

     1.2  Purchase Price.  The purchase price
("Purchase Price") to be paid for the Property shall be FOUR HUNDRED SEVEN THOUSAND FIVE HUNDRED AND no/100
DOLLARS ($407,500.00). The Purchase Price shall be paid by Purchaser to Seller as follows:

          $ 10,000.00   Earnest money deposit
("Deposit") to be delivered to and held by Linsky &
Reiber, P.A. at its office in Tampa, Florida ("Escrow
Agent'), simultaneously with the delivery of this Agreement signed by Purchaser. The Deposit shall be placed in an interest bearing account with the interest credited to Purchaser for income tax reporting purposes.

$ 40,000.00   Additional deposit upon site plan/use
              approval.

$351,500.00   Cash in the form of a cashier's check,
              attorney's trust account check, or wired funds, all payable in U.S. funds at Closing plus or minus prorations and closing costs as set forth hereinafter.

$407,500.00   Total purchase price.
 ==========


2.  PROVISIONS WITH RESPECT TO CLOSING.

      2.1   Inspection of Property.  Purchaser and  its
agents,  at  Purchaser's sole cost and  expense,  shall
have  sixty (60) days from the Effective Date  of  this
Agreement  ("Inspection Period") to  inspect,  examine,
test,  evaluate, and enter upon the Property,  for  the
purposes   of  inspecting  all  improvements   situated
thereon  and  conducting any and all tests, inspections
and  examination,  including but not limited  to,  soil
tests,   engineering   tests,   environmental   audits,
examining   financial   feasibility   of   any    plans
contemplated for the Property, determining all, permit,
approval  and governmental requirements, examining  and
obtaining any title insurance commitments, policies  or
other  evidence of title to the Property and  examining
and  obtaining  any  surveys of the  Property,  all  as
Purchaser  deems necessary or appropriate to  determine
the   desirability  of  consummating  the   transaction
contemplated herein.  In the event Purchaser determines
that the Property is not suitable for its purposes  for
any  reason  whatsoever, then the  Purchaser  may  give
written  notice  of  termination of this  Agreement  to
Seller  at  any time during the Inspection  Period  and
upon  such termination, the Deposit held by the  Escrow
Agent  shall  be  promptly returned  to  Purchaser  and
neither  party shall have any further liability,  right
or  obligation hereunder.  In the event Purchaser fails
to give written notice of termination of this Agreement
to Seller on or before the expiration of the Inspection
Period,  then Purchaser shall be deemed to have  waived
its  right to terminate this Agreement pursuant to this
section,    but    all    other   terms,    conditions,
contingencies,  rights  and  obligations   under   this
Agreement  shall  remain  in  full  force  and  effect.
Seller agrees to provide Purchaser copies of all environmental studies of the Property in Seller's possession or commissioned by Seller, and any parcel adjacent thereto, within fifteen (1 5) days from the Effective Date.

      2.2   Permit Contingency. Purchaser's obligations
hereunder are expressly conditioned upon the Purchaser,
at  Purchaser's expense, applying for and obtaining all
required approvals from Manatee County, Florida,  under
county  ordinances  and land use regulations,  for  the
construction of a full service banking facility with  a
one  story building of up to 7,000 square feet together
and  a drive through banking facility with four traffic
lanes   (herein   "the   Improvements").    Purchaser's
obligations are further conditioned upon obtaining such
Comprehensive  Land  Use  Plan  amendments  as  may  be
necessary to obtain building permits for such  project.
Purchaser's  obligations are further  conditioned  upon
obtaining all required permits (or approvals  from  any
Federal,  state,  county  or other  local  governmental
authority  with jurisdiction over the subject property)
for  such  project, including, without limitation,  all
required permits from the U.S. Army Corps of Engineers,
State of Florida Department of Environmental Protection
and Southwest Florida Water Management District for the
construction of a full service banking facility on  the
property.   To implement the provisions hereof,  Seller
hereby constitutes and appoints Purchaser as its  agent
and attorney-in-fact for any and all such applications,
hearings  and procedures pursuant to the provisions  of
this   paragraph;  provided,  that  all   expenses   in
connection   with  such  applications   shall   be   at
Purchaser's sole expense.  Purchaser agrees to promptly
apply for and diligently pursue all necessary approvals
from  Manatee  County and all Federal, State  or  other
local  governmental authorities with jurisdiction  over
the  subject property. If final government approval  of
said applications has not been obtained by January  15,
1999,  then Purchaser may cancel this contract in which
event all deposits paid hereunder shall be refunded  to
Purchaser  provided further, however, that  if,  as  of
said  date, the final agency action has been scheduled,
or  the  final public hearing has been scheduled before
the  governmental  board  or  commission  having  final
Approval  authority, then the terms of  this  condition
shall be deemed extended until said hearing date.   The
closing  shall  occur, within 30 days  following  final
approval.  Seller agrees to execute such authorizations
or  other  documents as may be required by governmental
authorities  in order to evidence Seller's  joinder  in
and  consent  to such applications.  Also,  Seller  and
Purchaser agree that Jerry Zoller shall be retained  by
Purchaser   to  provide  engineering,  land   planning,
surveying and consulting services to Purchaser in connection with the foregoing matters.

      2.3   Closing  Date.   The  consummation  of  the
transaction  contemplated by this Agreement ("Closing")
shall  take  place  no  later  than  thirty  (30)  days
following  final  approval for  all  permits  from  all
applicable  governmental agencies for  construction  of
the Improvements. However, this transaction shall close
no  later  than March 24, 1999. The Closing shall  take
place   at   the  Purchaser's  attorneys'  offices   in
Bradenton, Florida or at such other place mutually agreed to by the Purchaser and Seller.

      2.4  Seller's Obligation at Closing.  At Closing,
Seller shall do the following:

     (a)  Execute, acknowledge, and deliver to
Purchaser a Statutory Warranty Deed conveying the
Property to Purchaser subject only to the Permitted
Exceptions, which deed shall be in form for recording.
The legal description of the Property contained in such deed shall be identical to the legal description of the Property as contained in the Survey, the Title
Commitment and Exhibit "A" of this Agreement.

     (b)  Deliver to Title Company evidence
satisfactory to it of Seller's authority to execute and deliver the documents necessary or advisable to consummate the transaction contemplated hereby.

     (c) Deliver to Purchaser copies of all licenses, permits, authorizations and approvals required by law and issued by all governmental authorities having jurisdiction, if any, and the original or a photocopy of each bill for current real estate taxes for the two
(2) years immediately preceding Closing, together with proof of payment thereof (if any of the same have been paid).

     (d)  Execute and deliver to Purchaser and Title
Company an Affidavit of No Liens satisfactory to Title
Company so as to cause Title Company to remove the mechanics' lien and parties in possession standard exceptions from the Title Commitment.

     (e) Deliver to Purchaser a written assignment of all warranties, guarantees and rights which the Seller may have in connection with the Property.

     (f) Deliver to Purchaser written evidence that access to the Property is provided by a publicly dedicated and accepted paved road appurtenant thereto.

     (g) Deliver to Purchaser such other documents as may be reasonably necessary t6 effectuate the provisions of this Agreement including, but not limited to, any documents required by Purchaser's Lender, Title
Company or Escrow Agent

      2.5 Purchaser's Obligations at Closing. Subject to the terms, conditions and provisions hereof, and contemporaneously with the performance by Seller of his obligations set forth in Section 2.3 above, Purchaser shall deliver to Seller cash in the form and amount described in, and in accordance with, Section 1.2.

     2.6  Closing Costs.

          (a) Seller shall pay the following costs and expenses in connection with the Closing:

               (i)  All premiums and costs payable for
the Owner's Title Commitment and standard and extended coverage Title Policy, including all available endorsements, issues pursuant thereto; and

               (ii)  Costs of recording corrective
instruments, if any;

               (iii)  Seller's attorney fees.

               (iv)  All transfer taxes and charges and
documentary stamps, if any, which are required to be affixed to the General Warranty Deed;

          (b)  Purchaser shall pay the following costs
and expenses in connection with the Closing:

               (i)  All recording costs of the
Statutory Warranty Deed and any other documents;

               (ii)  The cost for any and all
professional services for engineering, land planning, surveying and consulting services to obtain governmental approvals for Purchaser's intended use of the Property; and

               (iii)  Purchaser's attorney fees.

       2.7   Proration  of  Taxes  and  Rents.   Taxes,
assessments,   rent  interest,  insurance   and   other
expenses of the Property shall be prorated through  the
day before closing.  Cash at closing shall be increased
or  decreased  as may be required by prorations  to  be
made  through  day  prior to closing or  occupancy,  if
occupancy  occurs  before  'closing.   Taxes  shall  be
prorated  based  on  the current year's  tax  with  due
allowance   made   for   maximum  allowable   discount,
homestead and other exemptions.  If closing occurs at a
date  when the current year's millage is not fixed  and
cur-rent year's assessment is available, taxes will  be
prorated  based upon such assessment and  prior  year's
millage.    If   current  year's  assessment   is   not
available, then taxes will be prorated on prior year's tax proration based on an estimate shall, at request of either party, be readjusted upon receipt of tax bill on condition that a statement to that effect is signed at closing.

3.  CONDITIONS TO CLOSING.

      3.1   Conditions to Purchaser's Obligations.   In
addition  to  the provisions set forth in Sections  2.1
and  2.2,  the  obligations of Purchaser  hereunder  to
consummate    this   transaction   and   the    Closing
contemplated  by  this Agreement  are  subject  to  the
satisfaction,  as  of  the  Closing,  of  each  of  the
following  conditions  ("Closing Conditions")  (any  of
which may be waived in whole or in part in writing only
by  Purchaser, in its sole discretion, at or  prior  to
the  Closing).  In the event any Closing  Condition  is
not  satisfied  or waived by Purchaser, then  Purchaser
may   give  written  notice  of  termination  of   this
Agreement to Seller and upon such notice, the Agreement shall be terminated and the Deposits held by Escrow
Agent shall be promptly returned to Purchaser and neither party shall have any further liability right or obligation hereunder.

          (a)  Correctness of Representations and
Warranties. The representations and warranties of Seller set forth herein shall be true on and as of the date of Closing with the same force and effect as if such representations and warranties had been made on and as of the date of Closing.

          (b) Compliance by Seller. Seller shall have performed, observed and complied with all of the covenants, agreements and conditions required by this Agreement to be performed, observed and complied with by Seller prior to or as of the Closing.

           (c)   Utilities.  Purchaser shall have  made
arrangements   satisfactory  to   it,   in   its   sole
discretion, for the provision of sanitary sewer, water, electricity, and all other utilities necessary for the Improvements to the Property. All such utilities must be adequate and usable for the Improvements.

            (d)    Cross-easement  Requirement.    This
contract is strictly contingent upon Purchaser securing
an  agreement  for cross parking with  the  fee  simple
owner  of  the shopping center plaza lying adjacent  to
the  Property, and the procurement of any and all  lien
subordinations and tenant consents to effectuate a free
and  clear  cross parking agreement.   The  nature  and
scope  of the cross parking agreement must also include
rights of ingress and egress across the shopping center
parcel  lying  adjacent  to the Property,  and  further
provide for drainage across the shopping center parcel,
to  the  extent  necessary, to comply  with  applicable
storm  water  and  surface water management  permitting
arrangements  from government authorities.   The  cross
parking and cross access and drainage easements must be insured under the title policy to be provided pursuant this agreement.

           (e)   Due Diligence Documents.  Seller shall
within fifteen (15) days from the Effective Date finish
to  Purchaser copies of all engineering plans,  surveys
topographic  surveys, soil tests or  reports,  finished
grade  tests  or reports, complete copy of  the  zoning
approval,  including the approved site plan, copies  of
all  permits  obtained  from  any  governmental  agency
including   Manatee  County,  Florida   Department   of
Transportation,  Florida  Department  of  Environmental
Protection,  the  Southwest  Florida  Water  Management
District and similar agencies, in Seller's possession or control.

4.  SURVEY AND TITLE COMMITMENT; PERMITTED EXCEPTIONS.

     4.1  Preliminary Title Report.  Within twenty (20)
days  after  the  Effective  Date  hereof,  Seller   at
Seller's  sole  cost and expense, shall cause  a  title
insurance  company acceptable to the Purchaser  ("Title
Company") to issue and deliver to Purchaser an A.L.T.A.
Form   B   title   commitment   ("Title   Commitment'),
accompanied by one copy of all documents affecting  the
Property, and which constitute exceptions to the  Title
Commitment.  Purchaser shall give Seller written notice
on  or before the expiration of the later of (i) thirty
(30) days after receipt of the Title Commitment or (ii)
thirty  (30) days after receipt of the survey  provided
for below, that the condition of title as set forth  in
such   Title  Commitment  and  Survey  is  or  is   not
satisfactory, in Purchaser's sole discretion.   In  the
event  that  the condition of title is not  acceptable,
Purchaser  shall state which exceptions  to  the  Title
Commitment are acceptable and Seller shall undertake to
eliminate the remaining exceptions as set forth  below,
provided,  however, that at Closing, existing mortgages
shall  be  satisfied  or  the liens  thereof  partially
released  as  the  case may be,  as  to  the  Property.
Seller  shall,  at its sole cost and expense,  promptly
undertake  and  use its best efforts  to  eliminate  or
modify  all  unacceptable  matters  to  the  reasonable
satisfaction  of  Purchaser.  In the  event  Seller  is
unable  with the exercise of due diligence  to  satisfy
said obligations within forty-five (45) days after said
notice, Purchaser may, at its option: (i) accept  title
subject  to the objections raised by Purchaser, without
an  adjustment  in the Purchase Price, in  which  event
said  objections shall be deemed to be waived  for  all
purposes, or (ii) rescind this Agreement, whereupon the
Deposit described herein shall thereupon be returned to
Purchaser  and  this Agreement shall be of  no  further
force and effect.  At the Closing, the Title Policy and
all available endorsements shall be issued by the Title
Company at Seller's sole cost and expense, shall be  in
accordance   with  the  Title  Commitment,   shall   be
acceptable to Purchaser, and shall pertain only to the Property.

      4.2 Permitted Exceptions. The Property shall be conveyed to Purchaser subject to no liens, charges, encumbrances, exceptions or reservations of any kind or character except for those acceptable to Purchaser under Section 4.1 and except for those identified on Exhibit "B" attached hereto and made a part hereof
("Permitted Exceptions").

      4.3  Current Survey.  Within forty five (45) days
from   the   Effective  Date  hereof,   Purchaser,   at
Purchaser's  sole  cost  and expense,  shall  secure  a
survey  (the  "Survey") of the Property prepared  by  a
land surveyor acceptable to Purchaser and duly licensed
in  the  state  in which the Property is located.   The
Survey as to the Property shall:

          (a)  Set forth an accurate metes and bounds
description, if applicable; and

          (b) Locate all existing easements and rights-of-way (setting forth the book and page number of the recorded instruments creating the same), alleys, streets, and roads on or adjacent to the Property; and

          (c)  Show any encroachments; and

          (d)  Show all existing improvements (such as
buildings, power lines; fences, etc); and

          (e)  Set forth the total square footage of
the Property; and

          (f)  Be certified to Purchaser, the Title
Company and Purchaser's lender, if any, and shall indicate that such Survey was prepared in accordance with the minimum technical requirements and standards as promulgated by the state in which the Property is located; and

          (g)  Show all dedicated public streets
providing access and whether such access is paved to the Property line; and

          (h)  Show the location of any easements
necessary for the furnishing of off-site improvements.

          (i)  List and show all exceptions to the
Title Policy.

     Purchaser hereby agrees, at Purchaser's own cost and expense, to cause such additional surveying work to be timely contemplated as may be necessary or required by the Purchaser or the Title Company for its issuance of the Title Policy. In the event the Survey, or the recertification thereof, shows any encroachments of any improvements upon, from, or onto the Property, or on or between any building setback line, a property line, or any easement, except those acceptable to Purchaser, in Purchaser's sole discretion, said encroachment shall be treated in the same manner as a title defect under the procedure set forth above.

5.  AFFIRMATIVE COVENANTS OF SELLER.

Seller hereby affirmatively covenants and agrees to the following:

      5.1  Acts Affecting Property.  From and after the
Effective Date hereof, Seller, unless otherwise  agreed
to  in  writing  by  Purchaser, will refrain  from  (a)
making  any  change or improvements upon or  about  the
Property;  ----- (c) committing any waste  or  nuisance
upon  the  Property; and Seller will maintain and  keep
the  Property  in neat condition and will  observe  all
laws,    ordinances,   regulations   and   restrictions
affecting the Property and its use, and will pay all taxes on the Property, as they become due, except that after the Closing, Purchaser shall be responsible for the taxes on the Property acquired at Closing.

     5.2  Notice of Change in Laws.  Seller will advise
Purchaser promptly of any change in any applicable laws, regulations, rulings or orders, of which Seller obtains knowledge, which might affect the value or use of the Property by Purchaser.

      5.3   Soil  Tests.  Purchaser and its  agent  and
representatives  shall be entitled to  enter  upon  the
Property  for  inspection, soil tests, examination  and
land-use  planning  prior  to  the  Closing.  (In  this
regard,   no  such  examination  will  be   deemed   to
constitute  a waiver or relinquishment on the  part  of
Purchaser  or  its  rights to rely  on  the  covenants,
representations,  warranties  or  agreements  made   by
Seller.)  Purchaser hereby holds Seller  harmless  from
any damages or liabilities arising from injuries caused
by Purchaser, its agents or representatives in pursuing
the  activities  permitted under this Section.   Seller
further  agrees that in the event soil testing  or  the
Phase  I Environmental Property Assessment (see Section
6.13,  below)  indicate  that toxic  substances  and/or
hazardous materials (see Section 6.13, below) exist  or
are  likely to exist, on the Property, then either: (1)
Seller,  at  his sole cost, shall remove,  remedy,  and
clean-up  any  and  all  such toxic  substances  and/or
hazardous materials, and test and verify same, so  that
the  Property  and the parties are in total  compliance
with    all    Environmental   Laws   to    Purchaser's
satisfaction; or (2) Purchaser may, at its election and sole option, terminate this Agreement whereupon Escrow
Agent shall, upon notice of Purchaser, return the Deposit to Purchaser, and the parties shall thereafter have no further rights or obligations hereunder; or (3)
Seller may terminate this Agreement by giving written notice to Purchaser and Escrow Agent and by paying directly to Purchaser one-half (1/2) of the verified costs of Purchaser's boundary survey, appraisal and environmental/soil testing and analysis, and Purchaser shall, upon such notice, be refunded the Deposit, and the parties thereafter shall have hereunder no further rights or obligations. Cost cap to Seller is $2500.00.

      5.4 Payment of Special Assessments.  Seller shall
pay   in  full  all  special  assessments  against  the
Property  to the date of Closing, whether  any  or  all
installments   of  such  assessments  are   mature   or
unmatured.

     5.5  Further Assurances.  In addition to the
obligations required to be performed hereunder by Seller at the Closing, Seller agrees to perform such other acts, and to execute, acknowledge, and/or deliver subsequent to the Closing such other instruments, documents and other materials as Purchaser may reasonably request in order' to effectuate the consummation of the transaction contemplated herein and to vest title to the Property in Purchaser.

       5.6    Licenses,  Permits,  Leases   and   Other
Information.   Upon the Effective Date  hereof,  Seller
shall immediately provide Purchaser with a copy of  all
feasibility    and   marketing   studies,   renderings,
drawings, prior surveys, prior title commitments, prior
title policies, prior environmental reports and audits,
soil  tests,  zoning  letters,  engineering  plans  and
specifications,  permits, and all leases,  rent  rolls,
management    agreements,   service   agreements    and
employment contracts, if applicable, pertaining to  the
Property  (with all amendments thereto), together  with
all    licenses,   permits,   approvals,   orders   and
authorizations, and letters and applications relating thereto, issued by or obtained from any governmental, utility, or regulatory agency or entity which in any manner relate to the Property.

6.  REPRESENTATIONS AND WARRANTIES OF SELLER.

     Seller, to the best of its knowledge, hereby makes the following covenants, representations and warranties to Purchaser, all of which shall survive the Closing:

       6.1    Marketable  Title.   Seller   has   good,
marketable  and  insurable title to the Property,  free
and   clear  of  all  mortgages,  liens,  encumbrances,
leases,   tenancies,  security  interests,   covenants,
conditions,  restrictions,  rights-of-way,   easements,
judgments and other matters affecting title except the Permitted Exceptions.

      6.2 Zoning. The Property is presently zoned for shopping center use and permits Purchaser to operate the Improvements as a legal and conforming use and structure on the Property.

       6.3    Adverse  Information.   Seller   has   no
information or knowledge of any change contemplated  in
any applicable laws, ordinances, or regulations, or any
judicial or administrative action, or any action  by  -
adjacent   landowners,   or   natural   or   artificial
conditions  upon  the  Property, which  would  prevent,
limit,   impede,  or  render  more  costly  Purchaser's
contemplated use of the Property.

      6.4 Compliance with Laws. Seller has complied with all applicable laws, ordinances, regulations, statutes, rules and restrictions pertaining to and affecting the Property. Performance of this Agreement will not result in any breach of, or constitute any default under, or result in the imposition of, any lien or encumbrance upon the Property under any agreement or other instrument to which Seller is a party or by which Seller of the Property might be bound.

      6.5 Pending Litigation. There are no pending or threatened legal actions, suits or other legal or administrative proceedings, including condemnation or eminent domain cases, and bankruptcy, receivership or insolvency proceedings, affecting the Property or any portion thereof, nor has Seller any knowledge that any such action or proceedings are presently contemplated.

      6.6   No Special Assessments.  No portion of  the
Property   is  affected  by  any  special  assessments,
recorded or unrecorded, whether or not constituting a lien thereon.

      6.7 Access to Highways and Roads. The Property has full, free and adequate access to and from public highways and roads which are located contiguous to and abutting the boundary of the Property, and Seller has no knowledge of any fact or condition which would result in the termination of such access.

      6.8  Commitments to Governmental Authorities.  No
commitments   have   been  made  to  any   governmental
authority,  utility company, school  board,  church  or
other religious body, or any homeowners association, or
to   any  other  organization,  group,  or  individual,
relating   to  the  Property  which  would  impose   an
obligation upon Purchaser or its successors or  assigns
to  make  any contribution or dedications of  money  or
land   or  to  construct,  install,  or  maintain   any
improvements of a public or private nature  on  or  off
the Property; and no governmental authority has imposed
any  requirement that any developer of the Property pay
directly   or   indirectly   and   special   fees    or
contributions or incur any expenses or obligations in connection with any development of the Property or any part thereof. The provisions of this Section shall not apply to any regular or nondiscriminatory local real estate taxes assessed against the Property.

      6.9   Seller's  Residence.  Seller  is  a  United
States  resident  for purposes of U.S. Income  Taxation
(as that term is defined in the Internal Revenue Code and Income Tax Regulations) and that no withholding of sale proceeds is required with respect to Seller's interest in the Property under Section 1445(a) of the Internal Revenue Code, as amended.

      6.10 Flooding.. The Property has not suffered any damage nor required any extraordinary repairs due to flooding or inadequate drainage, and has sufficient fill to permit the construction of the improvements listed in paragraph 2.2 above.

      6.11 Wetlands. No portion of the Property is wetlands within the jurisdiction of any agency of the state, region, local government, or district in which the Property is located.

       6.12   Utilities.   Public  sanitary  and  storm
sewers, public water facilities, electrical facilities, telephone service lines, cable T.V. service lines, and easements for same (collectively the "Utilities"), are to the perimeter boundary of, and duly connected to the Property and easements necessary for the use of the storm water drainage master retention system for the Property have been obtained.

      6.13   Environmental Matters.   To  the  best  of
Seller's  knowledge,  Seller  further  represents   and
warrants to Purchaser the following:

           (a)  The Real Property is in full compliance
,with  all federal, state and local environmental  laws
and  regulations,  including but not  limited  to,  the
Comprehensive Environmental Response, Compensation  and
Liability   Act  of  1980  ("CERCLA"),  the   Superfund
Amendments  and  Reauthorization Act of 1986  ("SARA"),
the  Federal  Water  Pollution  and  Control  Act,  the
Federal  Clean  Water  Act, the National  Environmental
Policy Act, the Resource Conservation and Recovery  Act
of 1976 ("RCRA"), as amended by the Hazardous and Solid
Waste   Amendments  of  1984,  the  Hazardous  Material
Transportation Act, the Federal Clear Air Act, and  any
and  all  state,  regional and  local  laws,  statutes,
ordinances, rules and regulations relating to Hazardous
Materials   or   regulation  of  Hazardous   Materials,
including  but not limited to, Chapters 376 ("Pollutant
Discharge   Prevention  and  Removal"),  377   ("Energy
Resources")  and  403  ("Environmental  Control"),   of
Florida  Statutes, and rules related thereto  including
Chapters  17,  27 and 40 of the Florida  Administrative
Code (hereinafter. together with any amendments thereto
"Environmental Laws");

          (b)  There are no hazardous materials,
substances, wastes or other environmental regulated substances (including, without limitation, asbestos, polychlorinated biphenyls ("PCB's"), petroleum products, toxic or radioactive materials, ammonia, chlorine, pesticides, bulk chemicals, substances listed in the United States Department of Transportation Table or by the Environmental Protection Agency (or any successor agency) as hazardous substances, or which are classified as hazardous or toxic under local, state or federal laws, rules or regulations ("Hazardous
Materials") located on, in or under the Property or used in connection therewith;

          (c)  The Property is not on any Hazardous
Materials clean-up list or any governmental authority;

           (d)   Seller  has  not received  a  summons,
citation,  directive,  letter or  other  communication,
written  or  oral,  from  any  governmental  authority,
including,  but not limited to any agency or department
of  the state, region, or local government in which the
Real   Property  is  located,  or  the  Untied   States
government,  nor has any action ever been commenced  or
threatened by any governmental authority concerning any
intentional  or  unintentional action  or  omission  on
Seller's   part   which  resulted  in  the   releasing,
spilling, leaking, pumping, pouring, emitting, emptying or dumping of Hazardous Materials into or onto the Real
Property;

          (e)  The Property has never been used by
previous owners or operators or by Seller to generate, manufacture, refine, transport, treat, store, handle or dispose of Hazardous Materials.

      6.14 Changes. In the event any changes occur as to any information, documents or exhibits referred to in the subparagraphs of Sections 5 and 6 hereof, or in any other part of this Agreement of which Seller has knowledge, Seller will immediately), disclose same to Purchaser when first available to Seller; and in the event of any change which may be deemed by Purchaser to be materially adverse, Purchaser may, at its election and its sole discretion, terminate this Agreement and obtain a refund of the Deposit made hereunder.

     6.15  DELETED

     6.16 Indemnification. Seller agrees to indemnify and hold Purchaser harmless, and its officers, directors. partners, employees and agents. from and against any liability, claim, loss, dama2e or expense.
Including reasonable attorney's fees. whether incurred before trial, at trial or on appeal, asserted against or suffered by Purchaser resulting from any of the following if any of the following commence, occur or exist within one (1) years of the Closing Date:

          (a)  any breach by Seller of this Agreement;
or

           (b)  the inaccuracy or breach of any of  the
representations, warranties or covenants made by Seller herein including, without limitation, those made in
Section 6.

7.  RESERVED.

8.   PROVISIONS  WITH  RESPECT  TO  FAILURE  OF  TITLE,
DEFAULT AND SECURITY DEPOSIT.

     8.1 Failure of Title. If Seller shall be unable to convey title to the Property or any portion thereof on the Closing Date in accordance with the provisions of this Agreement (i) Seller shall, on or prior to the Closing Date, give notice of such inability (and the nature thereof) to Purchaser, and (ii) Purchaser may either accept such title as Seller can convey, without abatement of the Purchase Price, or terminate this Agreement, in which event the Deposit made hereunder shall be forthwith returned to Purchaser.

      8.2  Default by Seller.  In the event that Seller
shall   be   obligated  but  fail  to  consummate   the
transaction contemplated herein for any reason,  or  in
any  way  breach  any  obligation, covenant,  warranty,
representation or other provision of this Agreement  or
its  exhibits, except Purchaser's default, Seller shall
be  deemed  in default under this Agreement and  Seller
agrees  that  the Deposit shall be returned immediately
to  Purchaser on demand and Purchaser shall not thereby
waive  any right or remedy it may have because of  such
default,  including the right to specific  performance.
No  delay  or omission in the exercise of any right  or
remedy  accruing to Purchaser upon any breach by Seller
under  this Agreement shall impair such right or remedy
or  be  construed  as  a  waiver  of  any  such  breach
theretofore  or thereafter occurring.   The  waiver  by
Purchaser of any condition or of. any subsequent breach
of  the  same or any other term, covenant or  condition
herein contained shall not be deemed to be a waiver  or
any  other condition or of any subsequent breach of the
same  or any other term, covenant, or condition  herein
contained.   All  rights, powers, options  or  remedies
afforded to Purchaser either hereunder or by law shall be cumulative and not alternative and the exercise of one right, power, option or remedy shall not bar other rights, powers, options or remedies allowed herein or by law.

     8.3  Default by Purchaser.  In the event Purchaser
shall   be   obligated  but  fail  to  consummate   the
transaction contemplated herein for any reason,  except
default  by  Seller or failure to satisfy  any  of  the
Closing  Conditions  to Purchaser's  obligations  under
Section  3.1  or  termination by Purchaser  during  the
Inspection Period, as set forth herein, Purchaser shall
be  deemed  in default under this Agreement and  Seller
and  Purchaser  agree  that  Seller's  sole  right  and
exclusive  remedy against Purchaser shall be  that  the
Deposit paid to Escrow Agent to date, if any, shall  be
paid  by  Escrow Agent to Seller on written  demand  by
Seller,  whereupon such Deposit shall  be  retained  by
Seller  (a) as consideration for the execution of  this
Agreement;   (b)   as  agreed  on  liquidated   damages
sustained   by  Seller  because  of  such  default   by
Purchaser  (the  parties  hereto  agreeing   that   the
retention of such funds shall not be deemed a  penalty,
and   recognizing   the  impossibility   of   precisely
ascertaining the amount of damages to the Seller because of such default and hereby declaring and agreeing that the sum so retained is and represents the reasonable damages of Seller); (c) in full settlement of any claims of damages and in lieu of specific performance by Seller against Purchaser; and (d) in consideration for the fall and absolute release of Purchaser by Seller of any and all further obligations under this Agreement. The remedy of Seller for default by Purchaser hereunder shall be limited solely to the retention of the then-paid Deposit as described above.
In the event Purchaser defaults hereunder the Purchaser shall forthwith on demand by Seller return to Seller all title papers and other documents relating to the Property, including Purchaser's copy of this Agreement and thereupon, all rights of the parties hereto and hereunder shall end.

      8.4 Attorney's Fees, etc. Should either party employ an attorney or attorneys to enforce any of the provisions hereof, or to protect its interest in any matter arising under this Agreement or to recover damages for the breach of this Agreement, the party prevailing shall be entitled to recover from the other party all reasonable costs, charges and expenses, including attorney's fees, expended or incurred in connection therewith, including all appeals.

9.  OTHER CONTRACTUAL PROVISIONS.

      9.1 Brokerage Commissions. The licensee(s) and brokerage(s) named as follows are collectively referred to as "Broker," Seller and Purchaser acknowledge that the brokerage(s) named as follows are the procuring cause of this transaction. Seller and Purchaser direct closing agent to disburse brokerage fees at closing as follows: 3% of the gross sales price to PRIMERICA GROUP
ONE,  INC.;  and  3% of the gross sales  price  to  USA
REALESTATE, INC.

      9.2   Assignability.  Purchaser  shall  have  the
absolute  right and authority to assign this  Agreement
and  all  of its rights hereunder to any person,  firm,
corporation  or  other  entity,  subject  to   Seller's
consent  only  if the assignment is to  an  entity  not
owned  controlled  by Purchaser, such  consent  not  be
unreasonably withheld, and any such assignee  shall  be
entitled  to all of the rights and powers of  Purchaser
hereunder.   Upon  any such assignment,  such  assignee
shall  succeed to all of the rights and obligations  of
the assignor hereof and shall, for all purposes hereof,
be  substituted  as and be deemed the Purchaser.   Upon
any such assignment, Seller agrees that Purchaser shall be released and relieved of any liability hereunder.

     9.3  Risk of Loss by Condemnation.

          (a)  All risk of condemnation prior to the
Closing shall be on Seller. Immediately upon obtaining knowledge of the institution of any proceedings for the condemnation of the Property, or any portion thereof
(including negotiations in lieu of condemnation), Seller will notify Purchaser of the pendency of such proceedings. Purchaser may, at its sole option, participate in any such negotiations and proceedings, and Seller shall from time to time deliver to Purchaser all instruments requested by it to permit such participation. Seller shall, at Seller's expense, diligently prosecute any such proceeding, and shall consult with Purchaser, its attorneys and experts and cooperate with them in any defense of any such proceedings.

          (b)  If, after the Effective Date hereof and
prior to the Closing, all or a part of the Property is subjected to a bona fide threat of condemnation by a body having the power of eminent domain or is taken by eminent domain or condemnation (or sale in lieu thereof), Purchaser may, be written notice to Seller, elect to cancel this Agreement prior to the Closing hereunder, in which event both parties shall be relieved and released of and from any further liability hereunder, and the Deposit made by Purchaser hereunder shall forthwith be returned to Purchaser, and thereupon this Agreement shall become null and void and be considered canceled. If no such election is made, this Agreement shall remain in full force and effect and the purchase contemplated herein, less any interest taken by eminent domain or condemnation, shall be effected with no further adjustment, and, upon Closing, Seller shall assign, transfer, and set over to Purchaser all of the right, title and interest of Seller in and to any awards that have been or that may thereafter be made for such taking.

     9.4  Mandatory Radon Disclosure.  Florida
Statutes, Section 404.056(6) requires the following language on at least one document executed prior to or simultaneously with this contract: "Radon is a naturally occurring radioactive gas that, when it is accumulated in a building in a sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county public health unit."

     9.5 Notices. Any notice to be given or to be served upon any party hereto, in connection with this Agreement must be in writing, and may be given by certified mail, return receipt requested, with postage prepaid, and shall be deemed to have been given and received when a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States Mail; and, if given otherwise than by certified mail, it shall be deemed to have been given when delivered to and received by the party to whom it is addressed. Such notices shall be given to the parties hereto at the following addresses:

FOR PURCHASER                        FOR SELLER
-------------                        ----------

MANASOTA GROUP, INC                  WDO VENTURE
2108 WHITFIELD PARK LOOP             9261 LAZY LANE
SARASOTA, FLORIDA 34243              TAMPA, FLA. 33614
                                     ATTN: RICHARD L.
TEADINSKI

WITH COPY TO:                        WITH COPY TO:

JOHN V. QURNLAN, ESQ.                SAM REIBER, ESQ.
P.O. BOX 551                         601 E. TWIGGS
BRADENTON, FL 34206                  TAMPA, FL 33602

     Any party hereto may, at any time by giving five
(5) days' written notice to the other party hereto, designate any other address in substitution of the foregoing address to which such notices hereunder shall be sent.

     9.6  Entire Agreement; Modification.  This
Agreement embodies and constitutes the entire understanding between the parties with respect to the transaction contemplated herein. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged, or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

     9.7 Applicable Law and Venue. This Agreement shall be governed by, and construed in accordance with the laws of the state in which the Property is located.
Each party hereto agrees to submit to the personal jurisdiction and venue of the state and federal courts located closest in distance to the Property, for a resolution of all disputes arising in connection with the terms and provisions of this Agreement.

     9.8  Headings.  Descriptive headings are for
convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     9.9 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors and assigns.

     9.10  Counterparts.  This Agreement may be
executed in several counterparts, each constituting a duplicate original, but all such counterparts constituting one and the same Agreement.

     9.11  Time.  Time is of the essence of this
Agreement.

     9.12 Interpretation. Whenever the context hereof shall so require, the singular shall include the plural, the male gender shall include the female gender and the neuter, and vice versa. This Agreement has been negotiated at arm's length and between persons sophisticated and knowledgeable in business and real estate matters. Accordingly, any rule of law or legal decision that would require interpretation of this Agreement against the party that has drafted it is not applicable and is waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purposes of the parties and this Agreement.

     9.13 Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

     9.14  Escrow Agent.

          (1)  Escrow Agent shall rely upon and shall
be protected in acting or refraining from acting upon any oral notice, instruction or request furnished hereunder and believed by it to be genuine.

          (2)  Escrow Agent undertakes to perform only
such duties as are expressly set forth herein and shall not be bound in any way by any other agreement to the parties hereto.

          (3)  The parties hereto agree that Escrow
Agent shall not be liable to any of them for any matter or other thing arising out of the performance by Escrow
Agent of its obligations hereunder except for acts or omissions resulting from Escrow Agent's gross negligence or willful misfeasance.

          (4)  In the event Escrow Agent shall receive
contrary instructions hereunder, or there shall be any dispute between the parties hereto as to the satisfaction of the conditions or there shall be uncertainty as to the meaning or applicability of any notice or provision hereof, then Escrow Agent shall, at its option, either retain the funds placed in escrow hereunder pending resolution of such dispute or clarification or deposit the sale funds in the appropriate Court and upon making such deposit, Escrow
Agent shall thereupon be released from all further obligations hereunder.

          (5) The parties hereto jointly and severally agree to indemnify and hold Escrow Agent harmless from and against any and all costs, claims or damages against, arising out of or in connection with this Agreement or Escrow Agent's actions or failure to act hereunder, including without limitation the costs and expenses (including reasonable attorneys fees) of defending itself against the claims of liability hereunder excepting, however, all costs, claims or damages arising out of gross negligence or willful misfeasance by Escrow Agent.

          (6)  Seller and Purchaser acknowledge and
agree that the Escrow Agent is the law firm representing the Seller in the subject transaction and in other matters from time to time and further agree that such law firm may continue or undertake such representations on behalf of such party in this transaction or in any other matters whatsoever, including but not limited to, any litigation between the parties relating to this Agreement or this transaction.

     9.15 Execution Date. This Agreement shall be of no force and effect unless by Seller and Purchaser on or before September 30, 1998.

     IN WITNESS VAMREOF, the parties hereto have executed this Agreement as of the day and year first above, written; provided, however, that for the purpose of determining "the Effective Date" as used in this Agreement, such date shall be the last date any of the parties hereto executes this Agreement.

WITNESSES AS TO PURCHASER:           PURCHASER:
                                     MANASOTA GROUP,
INC.

 /S/ illegible             By:  /S/ Charles S. Conoley
-----------------------      -------------------------
                           Charles S. Conoley,
                           President
                           Taxpayer ID No.
                                          ------------
 /S/ illegible             Date of Execution: 9/30/98
-----------------------

WITNESSES AS TO SELLER:        SELLER:
                               WDO VENTURE, a
                               Florida limited
                               Partnership by
                               Primerica Developments,
                               Inc. a Florida
                               Corporation, as its
                               General Partner

 /S/ Sam Reiber                      By:
--------------------------     ----------------------
                               ----------------------
                               Taxpayer ID No.
                                        -------------
 /S/ Brenda L. Burgess      DATE OF EXECUTION: 9/29/98
----------------------

Attachment - Plat of property with following legal description:

PARCEL A (Outparcel)

AS A POINT OF REFERENCE COMMENCE AT THE NORTHEAST
CORNER OF THE EAST 1/2 OF THE NORTHWEST 1/4 OF THE
NORTHWEST 1/4 OF THE NORTHEAST 1/4 OF SECTION 13,
TOWNSHIP 35 SOUTH, RANGE 17 EAST, MANATEE COUNTY,
FLORIDA; THENCE RUN ALONG THE NORTH BOUNDARY OF SAID
NORTHEAST 1/4 OF SAID SECTION 13, NORTH 89 deg. 26' 35"
WEST, A DISTANCE OF 73.00 FEET TO THE INTERSECTION OF
THE WESTERLY BOUNDARY OF HEATHERWOOD CONDOMINIUMS,
PHASE 1, AS RECORDED IN CONDOMINIUM PLAT BOOK 17, PAGE
15 OF THE PUBLIC RECORDS OF MANATEE COUNTY, FLORIDA;
THENCE SOUTH 00 deg.20' 48" WEST ALONG THE SAID
BOUNDARY, A DISTANCE OF 40.88 FEET TO THE SOUTHERLY
RIGHT OR WAY LINE OF 53RD AVENUE EAST AND A POINT ON A
CURVE; THENCE ALONG THE ARC OF SAID CURVE BEING THE
SOUTHERLY RIGHT OF WAY LINE OF 53RD AVENUE, CONCAVE TO
THE NORTH HAVING A RADIUS OF 24773.99 FEET, SUBTENDED
BY A CHORD AND CHORD BEARING OF 399.72 FEET, NORTH 89 deg. 54' 21" WEST, A DISTANCE OF 399.72 FEET TO THE
POINT OF BEGINNING; THENCE DEPARTING SAID SOUTHERLY
RIGHT OR WAY, SOUTH 00 deg. 09' 45" WEST, A DISTANCE OF
300.78 FEET; THENCE NORTH 98 deg. 48' 56" WEST, A
DISTANCE OF 152.98 FEET TO THE EASTERLY RIGHT OF WAY
LINE OF 9TH STREET EAST, THENCE ALONG SAID RIGHT OR
WAY, SAID LINE BEING 40.00 FEET EAST OF AND PARALLEL TO
THE WEST BOUNDARY OF THE NORTHEAST 1/4 OF SAID SECTION
13; THENCE NORTH 00 deg. 11' 04" EAST, A DISTANCE OF
70.88 FEET TO THE SOUTH BOUNDARY OF 53RD AVENUE RIGHT
OF WAY AS RECORDED IN OFFICIAL RECORD BOOK 1176, PAGE
1912; THENCE SOUTH 89 deg. 24' 33" EAST, A DISTANCE OF
2.01 FEET; THENCE NORTH 00 deg. 09' 45" EAST ALONG SAID
RIGHT OF WAY, A DISTANCE OF 209.00 FEET; THENCE NORTH
45 deg. 30' 59" EAST, A DISTANCE OF 31.41 FEET TO THE
CUSP OF A CURVE, SAID CURVE BEING THE SOUTHERLY RIGHT
OF WAY LINE OF 53RD AVENUE EAST, SAID RIGHT OF WAY LINE
BEING 42.00 FEET SOUTH OF AND PARALLEL TO THE CENTER
LINE OF SAID 53RD AVENUE EAST AS SHOWN ON THE FLORIDA
DEPARTMENT OF TRANSPORTATION RIGHT-OF-WAY MAPS OF THE
53RD AVENUE EXTENSION; THENCE ALONG THE ARC OF SAID
CURVE CONCAVE TO THE NORTH A DISTANCE OF 128.60 FEET,
HAVING A RADIUS OF 24,773.99 FEET, A CENTRAL ANGLE 00 deg. 17' 51", SUBTENDED BY A CHORD OF 128.60 AND A
CHORD BEARING OF SOUTH 89 deg. 17' 42" EAST TO THE
POINT OF BEGINNING. SUBJECT TO ADDITIONAL RIGHT OR WAY
FOR 9TH STREET EST ON THE WEST SIDE THEREOF AND FOR
53RD AVENUE EAST ON THE NORTH SIDE THEREOF.



                   EXHIBIT "A"
                   -----------

           Property Legal Description



                   EXHIBIT "B"
                   -----------

              Permitted Exceptions
-----------
EXHIBIT 6.4
-----------
                                   Richard Bennett
                                   2823 US Hwy 301 N.
                                   Suite 1
                                   Ellenton, FL. 34222
                                   941  722-6678

By this indenture of lease, dated October 8, 1998, Richard C. Bennett, herein called Lessor, leases to Manasota Group, Inc., herein called Lessee, the premises shown on the attached plan, Exhibit A, for use as offices, for a term of one (1) year(s), commencing on October 8, 1998 and expiring on October 7, 1999, at an annual rental rate of $5,400.00, payable in monthly installments of $450.00 plus tax.

1  Payments will be due and payable to Richard Bennett
at 2823 U S Hwy. 301 North, Suite One, Ellenton, Fl.
34222.
2)  Payment will be $1,413.00 upon execution of this
lease, which shall constitute the first and last
month's rent, tax, plus $450.00 Security Deposit.
Additional monthly payments of $450.00 plus tax are due
on the first day of each month thereafter.  Any payment
not received on or before the 10th day of the month in
which it is due will be charged a 5% late fee.  Any
Florida State sales tax or federal taxes are the
responsibility of the Lessee.
3)  So long as Lessee performs its obligations, Lessor
covenants to Lessee its quiet and peaceful possessions
of the leased space and the right to use the same free
from interference from other tenants in the same
building or center.
4)  Lessee agrees as follows: (a) to pay rent as due
and to deliver possession of the premises to the Lessor
upon termination of this lease in the same condition as
received, ordinary wear and tear expected: (b) to use
the premises in a quiet and orderly fashion without
disturbance to other tenants in the building, and not
to suffer or permit any violations of laws or
ordinances therein: (c) assign or sublet without prior
written consent of lessor, which lessor agrees will not
be unreasonably withheld in the case of a proper
assignee with good references.
5)  Lessor may terminate this lease and enter and take
possession of the premises from the Lessee, all without
waiving any rights which it may have at law hereunder,
without further notice or demand (all such notices and
demands hereby be waived) following any of these
events:
     a.  That Lessee should fail to pay rent due
hereunder within 30 days following written notice of
default therein.
     b.  That Lessee shall fail to commence curing any
other violation of its covenants contained in this
lease or any amendments hereto, within 30 days after
written notice thereof, or, having commenced to cure
the same as aforesaid, should fail to carry the same to
conclusion with due diligence.
     c.  Upon the adjudication of Lessee as bankrupt or
the appointment of a receiver of its property-
6)  If the premises or any building of which the
premises is a part or any portion thereof, are made
untenantable by fire, the elements or other casualty,
rent for the entire premises or affected portion there
of shall abate from the date of such casualty to
restoration of tenantability.  Lessor shall restore the
same with all reasonable speed, and if Lessor does not
restore the premises or the affected portion to
tenantability within sixty days thereafter, Lessee may
then terminate this lease, retroactive to the date of
casualty.  If the premises are more than fifty percent
destroyed by such casualty, either Lessor or Lessee may
terminate this lease, retroactive to such date, by
written notice thirty days thereafter, failing such
notice, Lessor shall restore the premises to
tenantability within ninety days of such casualty and
rent shall abate from the date of casualty.
7)  Lessee agrees to provide normal maintenance to the
interior of the leased premises.  Lessor shall provide
water and garbage pick up.  The Lessee will contact
Florida Power and Light Co. and have meter "C "
transferred to Lessee.
8)  Lessor has the right upon reasonable notice to
enter the premises for reasonable inspections, and to
show the same to prospective tenants.
9)  Unless caused by the negligence or willful act of
lessor or its agents or employees, Lessee waives all
claims against Lessor for any and all damages to the
property of Lessee, or from any act or neglect of any
other tenant or occupant or any accident or theft in or
about building.
1O)  Subject only to Lessee's liability to repair
damage caused by negligence of lessee or the negligence
of its agents, employees, or occupants, Lessor shall at
its expense maintain and keep in repair the exterior of
the building and leased premises including parking
lots, driveways and all structural parts, fixtures,
water pipes, etc., except only those installations, if
any, provided by Lessee.
11)  Lessor will not unreasonably withhold consent to
Lessee's erection of signs as are reasonably necessary
to Lessee's business and are in keeping with the
standards maintained in the building.  It shall be
solely, the Lessee's responsibility to secure any sign
permits from the county if such is required.
12)  Lessee, its employees, customer and visitors shall
have the right to use such parking facilities as may
adjoin or be available to the building.  Parking spaces
shall be limited to a Pro Rata share of the total
number of spaces available.
13)  Lessee may install interior petitions at his own
expense and solely responsible for obtaining all
necessary county approvals.  Lessee agrees to carry
liability insurance of at least $300,000.  With the
Lessor as an additional insured.  At the expiration of
this lease, the Lessee agrees to either leave the
petitions or remove and restore the premises to its
original condition, at the option of the Lessor.
14)  The Lessee may terminate this lease at the end of
the ninth month by providing 30 days Written Notice to
the Lessor
15)  If Lessee shall remain in the demised premises
after the expiration of this lease without having
executed an extension of this lease or a new written
lease, the Lessor shall have the option to treat Lessee
either:
     a)  As one not lawfully entitled to possession of
the premises, and shall thereupon be entitled to take
lawful action for Lessee's immediate removal therefrom,
or
     b)  As a tenant for the next ensuing calendar
month and for each separate ensuing calendar month
thereafter, in which case said tenancy may be
terminated by either Lessor or Lessee as of the end of
any calendar month upon thirty days prior written
notice, and Lessee shall pay monthly rent at the rate
herein specified for each such month.  No such holding
over shall give rise, whether by operation of law or
otherwise, to any other term or tenancy than that set
forth in this paragraph.
           The Schedule Referred To Above
           ------------------------------

            (Floor plan of office space)



IN WITNESS WHEREOF, the parties have caused this lease to be executed on the date first written above, hereby binding their respective successors, assigns, heirs, executors and administrators.

   /S/ Tom Bennett                 /S/ Richard Bennett
-------------------------       ---------------------
     WITNESS                  LESSOR, RICHARD BENNETT

   /S/ Tom Bennett              /S/ Charles S. Conoley
------------------------        ---------------------
     WITNESS                  LESSEE, PRESIDENT

                                (no signature)
                              -----------------------
                                grantor

-----------
EXHIBIT 6.5
-----------
                EMPLOYMENT AGREEMENT

     This Employment Agreement is made and entered into this 28th day of October, 1998, by and among Horizon
Bancorporation, Inc., a Florida corporation ("Holding
Company"), Horizon Bank (in formation), a Florida state bank ("Bank") and Charles S. Conoley, an individual resident of Manatee County, Florida ("Employee")

RECITALS:

A. The Holding Company and its shareholders have filed an application with the Division of Banking of the Department of Banking and Finance of the State of Florida for approval of a charter for Bank as a de novo
Florida state bank;

B. It is contemplated that the Holding Company will undertake a public offering ("the "Offering") of its common stock for the purpose of using proceeds of the Offering to capitalize Bank;

C.     Bank and Holding Company wish to employ
Employee, effective as of the successful completion of the Offering (as hereinafter defined), as the President and Chief Executive Officer of Bank and Holding
Company; and

D. The parties hereto desire to set forth the terms and conditions of the employment relationship between Bank and Holding Company and Employee.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein the parties agree as follows:

A.     Duties.
       ------

     1. Bank and Holding Company each hereby employ
Employee as President and Chief Executive Officer, to hold the title of President and Chief Executive
Officer, and to perform such services and duties as the Board of Directors may, from time to time, designate during the term hereof. Subject to the terms and conditions hereof, Employee will perform such duties and exercise such authority as are customarily performed and exercised by persons holding such offices, subject to the general direction of the Board of Directors of each of Bank and Holding Company, exercised in good faith and in accordance with standards of reasonable business judgment.

     2. Employee shall serve on the Board of Directors of Bank and Holding Company and shall be entitled to compensation paid to the other directors, except for fees paid to directors for attending meetings.

     3. Employee hereby accepts such employment and, during the term hereof, shall devote his full time, attention and efforts to the performance of his duties as aforesaid and shall not engage in any activity which may in any way be in competition with Bank's business.

B.     Term.
       ----

     1. The initial term of employment under this Agreement shall commence on the date of termination of that certain consulting agreement between Holding
Company and Employee dated June 8, 1998 (the
"Consulting Agreement") and shall continue until December 31, 2004, unless terminated earlier pursuant to the terms hereof. If, however, upon termination of the Consulting Agreement the Bank has not opened for business, Employee's compensation and terms of employment shall be governed according to the terms of the Consulting Agreement as though such Consulting
Agreement were still in effect until such time as the Bank does open for business. From the date the Bank opens for business forward, Employee's employment shall be governed by the terms of this Agreement.
Notwithstanding the foregoing, if the Bank has not opened for business by December 31, 1999, both the Consulting Agreement and this Agreement shall be considered null and void.

     2. Employment of Employee hereunder may be terminated by Bank upon the occurrence of any of the following events:

          a. The death of Employee;

          b. The complete disability of Employee, where
"complete disability" means the inability of Employee, due to illness, accident, or other physical or mental incapacity to perform the services provided for hereunder for an aggregate of ninety (90) days within any period of one hundred eighty (180) consecutive days during the term hereof; or

          c. The discharge of Employee by the Bank for cause, where "cause" means:

               i. Employee having committed an act or
engaged in conduct which the Board of Directors considers to be inappropriate;

               ii. Such gross negligence or intentional misconduct as shall constitute, as a matter of law, a breach of the covenants and obligations of Employee hereunder;

               iii. Repeated failure or refusal by
Employee to comply with directives of the Board of Directors made in good faith and in accordance with the provisions of this Agreement; or

               iv. Failure by Bank, as determined by a
vote of two-thirds (2/3) of the members of the Board of Directors, to perform at acceptable levels of profitability and growth.

     Termination of employment by Bank shall constitute a tender by Employee of his resignation as an officer and director of Bank and Holding Company. Employees' rights and obligations in the event of termination shall be as set forth in Paragraph E hereof.

C.     Salary and Fringe Benefits.
       --------------------------

     1. For each of the partial year ending December
31, 1999 and calendar years 2000 and 2001, Bank shall pay Employee an annual salary as fixed for each year by the Board of Directors, but which shall not be less than $96,000, payable in equal monthly installments thereafter. Employee's annual salary shall be as fixed by the Board of Directors for each year, but which shall not be less than his annual salary for the previous year multiplied by 100% plus the percentage point increase in the Consumer Price Index (as commonly determined) by comparing the December of the prior year to December of the year before the prior year.

     2. Employee shall be entitled to participate in any and all plans of Bank relating to profit sharing, group life insurance, medical coverage, retirement or other employee benefit plans that Bank or Holding
Company may adopt for the benefit of its employees.
Unless otherwise available under a plan maintained for all employees, Bank shall provide Employee with reasonable disability insurance.

     3. Employee shall be furnished the free use of a late-model, four-door sedan or sports utility vehicle and shall be entitled to a reasonable expense account
(to include monthly country club dues and dues related to one civic/lunch club membership), the payment of reasonable expenses for attending annual and periodic meetings of trade associations, the payment of premiums with respect to a $250,000 term life insurance policy on his life (the beneficiaries of which are Employee's family), and any other benefits which are commensurate with Employee's position and responsibilities and functions to be performed by Employee under this Agreement

     4. At such reasonable times as the Board of Directors shall in its discretion permit, Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, all such voluntary absences to count as vacation time. In this connection, Employee shall be entitled to an annual vacation: for the partial year ending December 31, 1999 - two (2) weeks, for the calendar year 2000 - three (3) weeks, and thereafter - 4 (four) weeks per year and shall schedule at least two consecutive weeks of vacation each year. Employee shall not be entitled to receive any additional compensation from Bank on account of his failure to take a vacation; nor shall he be entitled to accumulate unused vacation time from one year to the next.

D.     Performance Bonuses and Stock Options.
       -------------------------------------

     1. As long as Bank and Holding Company maintain either a CAMEL 1 or CAMEL 2 rating, for the fiscal year ending December 31, 1999 and for each calendar year thereafter during the term of this Agreement, Employee shall be entitled to receive a cash bonus not to exceed fifty percent (50%) of the annual salary in effect for such year computed as follows:

          a. For the partial year ending December 31, 1999, in an amount determined by the Board of Directors in its sole discretion, but not to exceed $10,000, payable on or before March 31, 2000.

          b. For each calendar year thereafter (2000-
2004), an amount determined as a function of Bank meting or exceeding goals established jointly by Employee and the Board of Directors before the beginning of such year for such year with respect to a mix of criteria consisting of (i) asset group, (ii) return on assets, (iii) return on equity, (iv) loan loss and (v) delinquencies, all in accordance with the following schedule:

Bonus Amount          Degree of Meeting or Exceeding
Goal
------------          --------------------------------
10% of Annual Salary   Meeting or exceeding goals by
                         at least 10%
20% of Annual Salary   Exceeding goals by 10%-19.99%
30% of Annual Salary   Exceeding goals by 20%-29.99%
40% of Annual Salary   Exceeding goals by 30%-39.99%
50% of Annual Salary   Exceeding goals by 40% or more.

     The bonus payable under this Paragraph D.1.b.
shall be paid in quarterly installments, during the year on the basis of results achieved during the prior quarter, with the final amount due for the year determined and paid (or refunded) on or before March 31 of the succeeding year. The relative weight accorded each of the criteria in determining the mix shall be fixed jointly by Employee and Board of Directors for each year and may vary from year to year.

     It is agreed and understood that no bonus shall be paid to Employee for a particular calendar year if at any time during such year Bank and Holding Company receive other than a CAMEL 1 or CAMEL 2 rating as a result of an examination by a relevant regulatory authority.

     2. Employee shall be granted options to purchase shares of common stock of Holding Company, as follows:

Date of Grant:             On the commencement date of
                           this Agreement
Number of Shares:          3% of the total number of
                           shares sold in the Offering
                           (the "Total Number of
                           Shares")
Exercise Price and Period: $5.00 per share; 10 years
                           from date of grant
Regular Vesting Schedule:  .60% of the Total Number of
                           Shares on each of December
                           31, 1999, 2000, 2001, 2002
                           and 2003
ISO's or Non-qualifying
  Stock Options:           To be determined jointly by
                           Employee and Board of
                           Directors of Holding
                           Company

E.     Post-Termination Matters.
       ------------------------

     1. Upon termination of employment hereunder for any reason, Employee shall not become engaged, in any capacity whatsoever, in the commercial banking business within Manatee County for a period of one (1) year.
Consistent therewith, during such year, Employee shall not:

          a. Furnish anyone with the name of any
customer of the Bank;

          b. Solicit the commercial banking business of, directly or indirectly, any customer of Bank;

          c. Furnish, use, or divulge to anyone any information acquired by him from Bank relating to Bank's methods of doing business; or

          d. Cause, directly or indirectly, any
employee of Bank to leave his or her employment to work in the commercial banking business.

     2. Upon termination of employment hereunder by operation of Paragraphs B.2a. or B.2b hereof, (a)
Employee (or his estate) shall be entitled to a severance payment equal to the annual salary and bonus, if any, that would have been due Employee for the six
(6) full months following the date of termination, computed on the basis of salary and bonus, if any, in effect for the year in which such termination occurs, such severance payment payable in equal installments over such six (6) full month period and (b) all stock options granted Employee pursuant to Paragraph D.2.
hereof not then yet vested shall vest on the date of such termination.

F.     Change of Control.
       -----------------

     1. In addition to any severance payments otherwise due Employee hereunder, if, during the term of this Agreement, there occurs a change of control (as hereinafter defined) of Bank, then

          a. If the change of control was opposed by Bank's or Holding Company's Board of Directors and
Employee's employment is terminated for whatever reason during the two-year period succeeding the date of change of control (including by way or voluntary termination), Bank shall pay Employee (or his estate) a lump sum severance payment equal to twice his highest annual salary in any of the three (3) full calendar years preceding such termination; but,

         b. If the change of control was not opposed by Bank's or Holding Company's Board of Directors and
Employee's employment is terminated during the two-year period succeeding the date of the change of control, other than for cause (as defined herein), Bank shall pay Employee (or his estate) a lump sum severance payment equal to one-time his highest annual salary in any of the three (3) full calendar years preceding such termination.

     2. In addition, upon the occurrence of any change of control, all stock options granted Employee pursuant to Paragraph D.2. hereof not yet vested shall vest on the date of occurrence of such change of control.

     3. For purposes hereof, "change of control" means
(a) the acquisition of 25% or more of the voting securities of Holding Company or Bank by any person or persons acting as a group within the meaning of Section
13(d) of the Securities Exchange Act of 1934, or (b) the acquisition of a percentage of voting securities of Holding Company or Bank between 10% and 25% if the Board of Directors of Holding Company or Bank, or any regulatory authority, has made a determination that such acquisition constitutes a change of control.

G.     Waiver of Provisions.
       --------------------

     Failure of any of the parties to insist, in one or more instances, on performance by the others in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder to insist on the future performance of any such term or condition, or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by or on behalf of all the parties.

H.     Governing Law.
       -------------

     This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida. If for any reason any provision of this Agreement shall be held by a court of competent jurisdiction to be void or unenforceable, the same shall not affect the remaining provisions thereof.

I.     Modification and Amendment.
       --------------------------

     This Agreement contains the sole and entire agreement among the parties hereto and supersedes all prior discussions and agreements among the parties, and any such prior agreements shall, from and after the date hereof, be null and void. This Agreement shall not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.

J.     Counterparts.
       ------------

     This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

K.     Agreement Nonassignable.
       -----------------------

     This Agreement may not be assigned or transferred by any party hereto, in whole or in part, without the prior written consent of the others.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the year and date first above written.

"Employee"               "Holding Company"
                         Horizon Bancorporation, Inc.

 /S/ Charles S. Conoley   By:  /S/ David K. Scherer
------------------------     ------------------------
Charles S. Conoley           David K. Scherer

                               /S/ MaryAnn P. Turner
                             ------------------------
                             MaryAnn P. Turner
                             Authorized Agents

                            "Bank (in formation)"

                          By:  /S/ David K. Scherer
                             ------------------------
                             David K. Scherer

                               /S/ MaryAnn P. Turner
                             ------------------------
                             MaryAnn P. Turner
                             Authorized Agents
-----------
EXHIBIT 6.6
-----------

             STOCK REDEMPTION AGREEMENT

     This Agreement is made this 28th day of October, 1998, by and among Charles S. Conoley, M. Shannon
Glasgow, Bruce R. Woodruff, Stephen C. Mullen, Bruce E.
Shackleford, Warren E. Gagner, David K. Scherer,
MaryAnn P. Turner and Clarence R. Urban (hereinafter collectively the "Shareholders").

(A) In connection with the Company's organization and preparations for an initial public offering of the Company's common stock, the Shareholders have purchased, collectively 21,600 shares of the Company's
Stock (the "Organizational Shares").

(B) In anticipation of the public offering of the Company's common stock the Shareholders and the Company desire to provide for the mandatory redemption of the Organizational Shares upon the successful completion of the public offering.
NOW, THEREFORE, in consideration of the mutual covenants, conditions and restrictions set forth herein, the parties hereto agree as follows:

      1.   Redemption  of Shares. Following  successful
completion  of  the public offering,  and  as  soon  as
practicable  after  the  Offering  proceeds  have  been
released from escrow to the Company, the Company  shall
purchase   and   the  Shareholders   shall   sell   all
Organizational Shares then issued and outstanding.

      2. Redemption Price. The price to be paid by the Company for redemption of the Organizational Shares shall be the original purchase price of $5.00 per share.

      3. Binding Obligation. The Company's obligation to purchase and the Shareholder's obligation to sell shall be mutually binding obligations subject only to the condition that the public offering be successfully completed and that the Offering proceeds are released from escrow to the Company on an unrestricted basis.
The above obligations shall also bind the parties' heirs, successors and assigns.

      4. Entire Agreement. This Agreement supercedes all Agreements previously made between the parties with respect to the subject matter hereof. There are no other Agreements, oral or written, between the Parties concerning the subject matter hereof.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the 28th day of October, 1998.
COMPANY:

     HORIZON BANCORPORATION, INC.

By:
   ------------------------------
   Charles S. Conoley, President

(Signatures continued on next page)

SHAREHOLDERS:

-------------------------      --------------------
Charles S. Conoley             Warren E. Gagner

-------------------------      --------------------
M. Shannon Glasgow             Stephen C. Mullen

-------------------------      --------------------
David K. Scherer               Bruce E. Shackleford

-------------------------      --------------------
Mary Ann P. Turner             Charles R. Urban

-------------------------
Bruce R. Woodruff
-----------
EXHIBIT 6.7
-----------

SunTrust Bank, Central Florida, N.A.
Financial Institutions Group
Mail Code 0-2068
200 S. Orange Avenue
Orlando, FL 32801
Fax (407) 237-6897
----------------------------------------------------

SunTrust

November 2, 1998

Charles S. Conoley, President
Horizon Bancorporation, Inc.
P.O. Box 14684
Bradenton, Fl, 34280

RE: Letter of Commitment

Dear Charlie,

SunTrust Bank, Central Florida, N.A. (Hereinafter
'Lender'), is pleased to offer this nonassignable commitment. This commitment is based upon the accuracy of all facts, statements, financial and other information provided by Borrower to Lender as part of the loan request. This commitment to lend is further conditioned upon the terms outlined below and is subject to execution and delivery of all documents
(Loan Documents) required by Lender in connection with closing the loan described herein.

While this commitment generally sets forth the provisions, terms, and conditions of the Loan, it is not all inclusive and any additional specific provisions, terms and conditions will be documented to Lender's satisfaction in the form of the required Loan
Documents.

BORROWER:           Horizon Bancorporation, Inc.
---------

GUARANTORS:         Charles S. Conoley
-----------         Michael S. Glasgow
                    Stephen C. Mullen
                    David K. Scherer
                    Bruce E. Shackelford
                    Mary Ann P. Turner
                    Bruce R. Woodruff
                    Clarence R. Urban

                    Guarantee on a 125% prorata
                    basis.

LOAN AMOUNT:        $300,000
------------

PURPOSE:            To provide funding for
--------            organizational expenses
                    incurred during the formation
                    of the bank.

TERMS:              One year non-revolving lines of
------              credit with interest payable
                    monthly and principal due at
                    maturity.

COLLATERAL:         UCC filings on all furniture,
-----------         fixtures and equipment as well as
                    leasehold improvements.

PRICING:            Prime - 1%.
--------

FEES:               $125.00
-----

    By acceptance of this commitment, the Borrower agrees to pay any out-of-pocket expenses incurred by the Bank in connection with the underwriting of or incidental to the loan, including applicable documentary stamp (if any) and intangible tax (if any), recording/filing fees, lien and financing statement search fees, and all fees and expenses of the Bank's
Counsel, and in each instance whether or not the Loan is closed or the proceeds disbursed thereunder. No prepayment penalty will be assessed if the loan is satisfied prior to the Maturity Date.

Borrower will be required to execute Promissory Notes, Security Agreements, and all other documentation required at the sole discretion of SunTrust Bank, in a form and substance acceptable to SunTrust Bank.

Thank you for allowing SunTrust Bank to service your financial needs. Please do not hesitate to call me at
(800) 432-4760 Ext. 6741 if you have any questions or if I can be of additional assistance.

Sincerely,

/S/ Kathy S. Petrone

Kathy S .Petrone
Corporate Banking Officer
Sun Trust Bank, Central Florida, National Association

The undersigned hereby accepts this Commitment on this 5th day of November, 1998:


BORROWER:

Horizon Bancorporation, Inc.

By:   /S/ Charles S. Conoley
   -------------------------------
     Charles S. Conoley, President
---------
EXHIBIT 9
---------

                        ESCROW AGREEMENT

This ESCROW AGREEMENT effective as of the 30th day of October, 1998 by and among,

Horizon Bancorporation, Inc., located at Suite C, 3005-
26th Street, West, Bradenton, Florida 34205
(hereinafter referred to as the "Issuer")

                          and

SunTrust Bank, Central Florida, National Association, located at 225 East Robinson Street Suite 250, Orlando,
Florida 32801 (hereinafter referred to as the "Escrow
Agent')

                     WITNESSETH:

     WHEREAS, the Issuer intends to offer and sell to various investors (the "Subscribers") no less 1,050,000 shares and no more than 1,500,000 shares of its capital stock, par value .01 per share (the "Capital Stock"), at a subscription price of $5.00 per share pursuant to an offering to the public (the "Offering"), and

     WHEREAS, the Issuer must sell at least 1,050,000 shares ("Required Offering") of Capital Stock on or before the date stipulated in Addendum A attached hereto ("Required Offering Deadline"); and

     WHEREAS, the release of the subscription funds to the Issuer is contingent Upon the grant of preliminary approval for the requisite charter (the "Charter") from the Florida Department of Banking and Finance (the
"Florida Department") on or before the Expiration Date
(the "Expiration Date") set forth in the Offering
Circular of the Issuer relating to the Offering; and

     WHEREAS, the parties hereto wish to agree among themselves as to the treatment of all subscription proceeds which may be in the form of checks, cashier's checks and/or money orders (the "Proceeds"), along with properly executed subscription agreements, from the Subscription pursuant to the Offering until such time as the Charter is granted.

     NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

     1. Creation of Escrow Agreement. Pursuant to the terms and conditions of this Agreement, the parties do hereby agree that the Escrow Agent shall act as escrow agent in regard to Proceeds received from the Subscribers for the Capital Stock pursuant to the Offering.

     2.     Deposit and Delivery of Proceeds and
Subscription Agreements. The Escrow Agent shall deposit and hold in escrow under this Agreement all Proceeds received by the Issuer from the Subscribers in regard to the purchase of the Capital Stock pursuant to the Offering, The Escrow Agent shall have no responsibility whatsoever in regard to Proceeds not received and for funds that have not yet cleared and become good funds. Subscribers shall make the payment for the capital Stock payable to the Escrow Agent. In the event checks are made payable to the Issuer, the Issuer shall promptly endorse said checks to the order of the Escrow Agent. Simultaneously with the delivery of the Proceeds, the Issuer shall deliver to the Escrow
Agent the Subscription Agreements and copies of the written acceptances for which the Proceeds represent payments, The Escrow Agent shall hold the Proceeds and Subscription Agreements pursuant to the terms and conditions of this Agreement.

     3.     Partial Rejection of Subscription
Agreements. Should the Issuer elect to accept a subscription for less than the number of shares shown in a Subscribers Subscription Agreement by indicating such lesser number of shares on the written acceptance of the Issuer transmitted with the Subscription
Agreement and payment therefore the Escrow Agent shall deposit such payment in the escrow account and then remit within thirty (30) days to such Subscriber at the address shown in his Subscription Agreement that amount of his Proceeds in excess of the amount which constitutes full payment for the number of subscribed shares accepted by the Issuer as shown in the Banks written acceptance, such amount to be remitted without interest or reduction.

     4.     Achievement or Failure to Achieve Required
Offering. The Escrow Agent shall notify the Issuer in writing at such time as it has received Proceeds totaling at least $5,250,000 exclusive of those which have been rejected by the Issuer and shall continue to receive and hold such funds until notified by the Issuer to release the proceeds to the Issuer. If, on or before the Expiration Date, the Escrow Agent shall not have received Proceeds from the Subscribers for at least $5,250,000, the Escrow Agent shall return to each Subscriber the appropriate amount of the Proceeds
(without interest or deduction) received and collected from him hereunder.

     5. Failure to Request Proceeds. If, by the close of business on the Expiration Date, the Issuer shall not have, delivered a written request to the Escrow Agent authorizing release of the Proceeds, the Escrow Agent shall promptly return to the Subscribers the Proceeds (without interest or deduction) received and collected from them hereunder.

     6. Request For Proceeds. Subject to provision of paragraph 4, hereof, if the Issuer delivers a written request to release Proceeds, the Escrow Agent shall, Within three (3) days of receiving notification thereof from the Issuer, pay to the Issuer all cleared proceeds then and thereafter received by it (including any interest earned thereon) after deducting therefrom the fees and costs of the Escrow Agent as set forth in Paragraph 1 5 hereof

     7.     Return of Proceeds to Subscribers.  If
instructed in writing to do so by the Issuer the Escrow
Agent agrees to return to any Subscriber, whether his Subscription Agreement has been accepted by the Issuer or not, Proceeds deposited pursuant to this Agreement by the Subscriber. Written instruction by the Issuer to return funds to a Subscriber must be received by the Escrow Agent prior to the Escrow Agent's disbursement of Proceeds pursuant to Paragraph 6 of this Agreement.
The Escrow Agent, in returning funds to the Subscribers hereunder, may rely on the names and addresses furnished to the Escrow Agent by the Issuer without the requirement of independent verification, All returns and deliveries to a Subscriber under this Agreement shall be mailed, by regular mail, to the residential or business address of such Subscriber, appearing on his Subscription Agreement. Any payment to a Subscriber will be made by check.

     8.     Investment of Proceeds by Escrow Agent.
The Escrow Agent shall, at the direction of the President of the Issuer, invest the Proceeds in one or more mutual funds or a master repurchase agreement comprised solely of investments in United States government, United States government backed securities and repurchase agreements collateralized by United
States government backed securities. Interest and other monies earned on said investments shall accrue to the benefit of the Issuer; provided, however, if the Required Offering is not obtained, interest and other monies earned on said investments shall be paid to Subscribers, with the Issuer remaining obligated to pay the fees of the Escrow Agent. The Escrow Agent shall advise the Issuer as to the form of investments into which the Proceeds have been placed, and furnish to the Issuer periodic, and final reports. of said investments. The Escrow Agent shall have no liability or obligation whatsoever for the status of said investments or the failure of said investments.

     9. Duties of Escrow Agent. The Escrow Agent undertakes to perform only such duties as we expressly set forth herein mid no implied duties or obligations shall be read into this Agreement against the Escrow
Agent.

     10.     Reliance of Escrow Agent.  The Escrow
Agent may act in reliance upon any writing or instrument or signature which the Escrow Agent, in good faith, believes to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice or instructions in connection with the provisions hereof has been duly authorized to do so.

     11. Indemnification of Escrow Agent. Unless the Escrow Agent discharges any of its duties hereunder in a negligent manner or is guilty of misconduct with regard to its dudes hereunder, the Issuer hereby agrees to indemnify the Escrow Agent and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expenses, fees or charges of any character or nature which it may incur or with which it may be threatened by reason of its acting as Escrow Agent under this Agreement; and in connection therewith, to indemnify the Escrow Agent against any and all expenses, including reasonable attorneys' fees and the cost of defending any action, suit or proceeding or resisting any claim.

     12.     Discretion of Escrow Agent to File an
Interpleader Action in the Event of Dispute. If the parties shall be in disagreement about the interpretation of this Agreement, or about the rights and obligations, or the propriety of any action contemplated by the Escrow Agent hereunder, the Escrow
Agent may, but shall not be required to, file an action of interpleader to resolve the disagreement and may hold all Proceeds until directed by a court of competent jurisdiction as to the manner or distribution or until all parties in dispute mutually agree to the distributions The Escrow Agent shall be indemnified as set forth in Paragraph 11 for all cost, including reasonable attorneys' fees incurred by it, in connection with the aforesaid interpleader action, and shall be fully protected in suspending all o-r part of its activities under this agreement until a final judgment or other appropriate order in the interpleader action is entered.

     13.     Consultation with Counsel.  The Escrow
Agent may consult with independent counsel of its own choice and shall have full and complete authorization and protection in accordance with the opinion of such counsel. The, Escrow Agent shall otherwise not be liable for any mistakes of fact or errors of judgment, or for any acts or omissions of any kind unless caused by its negligence or misconduct.

     14.     Resignation of Escrow Agent.  The Escrow
Agent may resign upon thirty (30) days written notice to the Issuer. If a successor Escrow Agent is not Appointed by the Issuer within this thirty (30) day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor or, at its option, the Escrow Agent may do nothing until such time as the Issuer has furnished the name of a successor
Escrow Agent or otherwise directed the Escrow Agent as to the disposition of Proceeds; provided, however, if the Charter has not been received the Escrow Agent shall not pay to the Issuer any of the Proceeds.

     15.     Compensation and Expenses.  The Escrow
Agent shall be entitled to compensation from the Issuer for its services hereunder in an amount of $1,500.00.
In the event Escrow Agent must return the escrow funds to a Subscriber, the Issuer agrees to compensate Escrow
Agent by paying said Agent an additional $10.00 per Subscriber.

     16.     Notices.  All notices permitted or
required to be given to any party under this Agreement shall be in writing and shall be deemed to have been given upon receipt by the party being notified. In the case of the Issuer, such notices shall be sent to:

     Charles S. Conolev
     Suite C
     3005-26th Street West
     Bradenton, Florida 34205

AND

     Daniel D, Dinur
     One Lakeside Commons
     990 Hammond Drive, Suite 760
     Atlanta, GA 30328

     Either party may change the address, at which said notice is to be given by giving notice of such to all other parties to this Agreement in the manner set forth herein.

     17. The rights created by the Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the Escrow Agent.

     18.     Laws of the State of Florida to Apply.
This Agreement shall be construed in accordance with, and governed by the laws of, the State of Florida.

     19. Termination. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all further responsibility hereunder at such time as the Escrow Agent shall have completed its duties under Paragraphs 4, 5 or 6, as the case may be.

     20.     Complete Agreement.  This Agreement
constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

 Horizon Bancorporation, Inc.

(CORPORATE SEAL)
By:
   -------------------------------
   Name: Charles S. Conoley
   Title: President


SunTrust Bank, Central Florida, National Association


By:
  -------------------------------
Deborah Moreya
First Vice President
---------
EXHIBIT 9
---------

                        ESCROW AGREEMENT

This ESCROW AGREEMENT effective as of the 30th day of October, 1998 by and among,

Horizon Bancorporation, Inc., located at Suite C, 3005-
26th Street, West, Bradenton, Florida 34205
(hereinafter referred to as the "Issuer")

                          and

SunTrust Bank, Central Florida, National Association, located at 225 East Robinson Street Suite 250, Orlando,
Florida 32801 (hereinafter referred to as the "Escrow
Agent')

                     WITNESSETH:

     WHEREAS, the Issuer intends to offer and sell to various investors (the "Subscribers") no less 1,050,000 shares and no more than 1,500,000 shares of its capital stock, par value .01 per share (the "Capital Stock"), at a subscription price of $5.00 per share pursuant to an offering to the public (the "Offering"), and

     WHEREAS, the Issuer must sell at least 1,050,000 shares ("Required Offering") of Capital Stock on or before the date stipulated in Addendum A attached hereto ("Required Offering Deadline"); and

     WHEREAS, the release of the subscription funds to the Issuer is contingent Upon the grant of preliminary approval for the requisite charter (the "Charter") from the Florida Department of Banking and Finance (the
"Florida Department") on or before the Expiration Date
(the "Expiration Date") set forth in the Offering
Circular of the Issuer relating to the Offering; and

     WHEREAS, the parties hereto wish to agree among themselves as to the treatment of all subscription proceeds which may be in the form of checks, cashier's checks and/or money orders (the "Proceeds"), along with properly executed subscription agreements, from the Subscription pursuant to the Offering until such time as the Charter is granted.

     NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

     1. Creation of Escrow Agreement. Pursuant to the terms and conditions of this Agreement, the parties do hereby agree that the Escrow Agent shall act as escrow agent in regard to Proceeds received from the Subscribers for the Capital Stock pursuant to the Offering.

     2.     Deposit and Delivery of Proceeds and
Subscription Agreements. The Escrow Agent shall deposit and hold in escrow under this Agreement all Proceeds received by the Issuer from the Subscribers in regard to the purchase of the Capital Stock pursuant to the Offering, The Escrow Agent shall have no responsibility whatsoever in regard to Proceeds not received and for funds that have not yet cleared and become good funds. Subscribers shall make the payment for the capital Stock payable to the Escrow Agent. In the event checks are made payable to the Issuer, the Issuer shall promptly endorse said checks to the order of the Escrow Agent. Simultaneously with the delivery of the Proceeds, the Issuer shall deliver to the Escrow
Agent the Subscription Agreements and copies of the written acceptances for which the Proceeds represent payments, The Escrow Agent shall hold the Proceeds and Subscription Agreements pursuant to the terms and conditions of this Agreement.

     3.     Partial Rejection of Subscription
Agreements. Should the Issuer elect to accept a subscription for less than the number of shares shown in a Subscribers Subscription Agreement by indicating such lesser number of shares on the written acceptance of the Issuer transmitted with the Subscription
Agreement and payment therefore the Escrow Agent shall deposit such payment in the escrow account and then remit within thirty (30) days to such Subscriber at the address shown in his Subscription Agreement that amount of his Proceeds in excess of the amount which constitutes full payment for the number of subscribed shares accepted by the Issuer as shown in the Banks written acceptance, such amount to be remitted without interest or reduction.

     4.     Achievement or Failure to Achieve Required
Offering. The Escrow Agent shall notify the Issuer in writing at such time as it has received Proceeds totaling at least $5,250,000 exclusive of those which have been rejected by the Issuer and shall continue to receive and hold such funds until notified by the Issuer to release the proceeds to the Issuer. If, on or before the Expiration Date, the Escrow Agent shall not have received Proceeds from the Subscribers for at least $5,250,000, the Escrow Agent shall return to each Subscriber the appropriate amount of the Proceeds
(without interest or deduction) received and collected from him hereunder.

     5. Failure to Request Proceeds. If, by the close of business on the Expiration Date, the Issuer shall not have, delivered a written request to the Escrow Agent authorizing release of the Proceeds, the Escrow Agent shall promptly return to the Subscribers the Proceeds (without interest or deduction) received and collected from them hereunder.

     6. Request For Proceeds. Subject to provision of paragraph 4, hereof, if the Issuer delivers a written request to release Proceeds, the Escrow Agent shall, Within three (3) days of receiving notification thereof from the Issuer, pay to the Issuer all cleared proceeds then and thereafter received by it (including any interest earned thereon) after deducting therefrom the fees and costs of the Escrow Agent as set forth in Paragraph 1 5 hereof

     7.     Return of Proceeds to Subscribers.  If
instructed in writing to do so by the Issuer the Escrow
Agent agrees to return to any Subscriber, whether his Subscription Agreement has been accepted by the Issuer or not, Proceeds deposited pursuant to this Agreement by the Subscriber. Written instruction by the Issuer to return funds to a Subscriber must be received by the Escrow Agent prior to the Escrow Agent's disbursement of Proceeds pursuant to Paragraph 6 of this Agreement.
The Escrow Agent, in returning funds to the Subscribers hereunder, may rely on the names and addresses furnished to the Escrow Agent by the Issuer without the requirement of independent verification, All returns and deliveries to a Subscriber under this Agreement shall be mailed, by regular mail, to the residential or business address of such Subscriber, appearing on his Subscription Agreement. Any payment to a Subscriber will be made by check.

     8.     Investment of Proceeds by Escrow Agent.
The Escrow Agent shall, at the direction of the President of the Issuer, invest the Proceeds in one or more mutual funds or a master repurchase agreement comprised solely of investments in United States government, United States government backed securities and repurchase agreements collateralized by United
States government backed securities. Interest and other monies earned on said investments shall accrue to the benefit of the Issuer; provided, however, if the Required Offering is not obtained, interest and other monies earned on said investments shall be paid to Subscribers, with the Issuer remaining obligated to pay the fees of the Escrow Agent. The Escrow Agent shall advise the Issuer as to the form of investments into which the Proceeds have been placed, and furnish to the Issuer periodic, and final reports. of said investments. The Escrow Agent shall have no liability or obligation whatsoever for the status of said investments or the failure of said investments.

     9. Duties of Escrow Agent. The Escrow Agent undertakes to perform only such duties as we expressly set forth herein mid no implied duties or obligations shall be read into this Agreement against the Escrow
Agent.

     10.     Reliance of Escrow Agent.  The Escrow
Agent may act in reliance upon any writing or instrument or signature which the Escrow Agent, in good faith, believes to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice or instructions in connection with the provisions hereof has been duly authorized to do so.

     11. Indemnification of Escrow Agent. Unless the Escrow Agent discharges any of its duties hereunder in a negligent manner or is guilty of misconduct with regard to its dudes hereunder, the Issuer hereby agrees to indemnify the Escrow Agent and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expenses, fees or charges of any character or nature which it may incur or with which it may be threatened by reason of its acting as Escrow Agent under this Agreement; and in connection therewith, to indemnify the Escrow Agent against any and all expenses, including reasonable attorneys' fees and the cost of defending any action, suit or proceeding or resisting any claim.

     12.     Discretion of Escrow Agent to File an
Interpleader Action in the Event of Dispute. If the parties shall be in disagreement about the interpretation of this Agreement, or about the rights and obligations, or the propriety of any action contemplated by the Escrow Agent hereunder, the Escrow
Agent may, but shall not be required to, file an action of interpleader to resolve the disagreement and may hold all Proceeds until directed by a court of competent jurisdiction as to the manner or distribution or until all parties in dispute mutually agree to the distributions The Escrow Agent shall be indemnified as set forth in Paragraph 11 for all cost, including reasonable attorneys' fees incurred by it, in connection with the aforesaid interpleader action, and shall be fully protected in suspending all o-r part of its activities under this agreement until a final judgment or other appropriate order in the interpleader action is entered.

     13.     Consultation with Counsel.  The Escrow
Agent may consult with independent counsel of its own choice and shall have full and complete authorization and protection in accordance with the opinion of such counsel. The, Escrow Agent shall otherwise not be liable for any mistakes of fact or errors of judgment, or for any acts or omissions of any kind unless caused by its negligence or misconduct.

     14.     Resignation of Escrow Agent.  The Escrow
Agent may resign upon thirty (30) days written notice to the Issuer. If a successor Escrow Agent is not Appointed by the Issuer within this thirty (30) day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor or, at its option, the Escrow Agent may do nothing until such time as the Issuer has furnished the name of a successor
Escrow Agent or otherwise directed the Escrow Agent as to the disposition of Proceeds; provided, however, if the Charter has not been received the Escrow Agent shall not pay to the Issuer any of the Proceeds.

     15.     Compensation and Expenses.  The Escrow
Agent shall be entitled to compensation from the Issuer for its services hereunder in an amount of $1,500.00.
In the event Escrow Agent must return the escrow funds to a Subscriber, the Issuer agrees to compensate Escrow
Agent by paying said Agent an additional $10.00 per Subscriber.

     16.     Notices.  All notices permitted or
required to be given to any party under this Agreement shall be in writing and shall be deemed to have been given upon receipt by the party being notified. In the case of the Issuer, such notices shall be sent to:

     Charles S. Conolev
     Suite C
     3005-26th Street West
     Bradenton, Florida 34205

AND

     Daniel D, Dinur
     One Lakeside Commons
     990 Hammond Drive, Suite 760
     Atlanta, GA 30328

     Either party may change the address, at which said notice is to be given by giving notice of such to all other parties to this Agreement in the manner set forth herein.

     17. The rights created by the Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the Escrow Agent.

     18.     Laws of the State of Florida to Apply.
This Agreement shall be construed in accordance with, and governed by the laws of, the State of Florida.

     19. Termination. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all further responsibility hereunder at such time as the Escrow Agent shall have completed its duties under Paragraphs 4, 5 or 6, as the case may be.

     20.     Complete Agreement.  This Agreement
constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

 Horizon Bancorporation, Inc.

(CORPORATE SEAL)
By:
   -------------------------------
   Name: Charles S. Conoley
   Title: President


SunTrust Bank, Central Florida, National Association


By:
  -------------------------------
Deborah Moreya
First Vice President
---------
EXHIBIT 9
---------

                        ESCROW AGREEMENT

This ESCROW AGREEMENT effective as of the 30th day of October, 1998 by and among,

Horizon Bancorporation, Inc., located at Suite C, 3005-
26th Street, West, Bradenton, Florida 34205
(hereinafter referred to as the "Issuer")

                          and

SunTrust Bank, Central Florida, National Association, located at 225 East Robinson Street Suite 250, Orlando,
Florida 32801 (hereinafter referred to as the "Escrow
Agent')

                     WITNESSETH:

     WHEREAS, the Issuer intends to offer and sell to various investors (the "Subscribers") no less 1,050,000 shares and no more than 1,500,000 shares of its capital stock, par value .01 per share (the "Capital Stock"), at a subscription price of $5.00 per share pursuant to an offering to the public (the "Offering"), and

     WHEREAS, the Issuer must sell at least 1,050,000 shares ("Required Offering") of Capital Stock on or before the date stipulated in Addendum A attached hereto ("Required Offering Deadline"); and

     WHEREAS, the release of the subscription funds to the Issuer is contingent Upon the grant of preliminary approval for the requisite charter (the "Charter") from the Florida Department of Banking and Finance (the
"Florida Department") on or before the Expiration Date
(the "Expiration Date") set forth in the Offering
Circular of the Issuer relating to the Offering; and

     WHEREAS, the parties hereto wish to agree among themselves as to the treatment of all subscription proceeds which may be in the form of checks, cashier's checks and/or money orders (the "Proceeds"), along with properly executed subscription agreements, from the Subscription pursuant to the Offering until such time as the Charter is granted.

     NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

     1. Creation of Escrow Agreement. Pursuant to the terms and conditions of this Agreement, the parties do hereby agree that the Escrow Agent shall act as escrow agent in regard to Proceeds received from the Subscribers for the Capital Stock pursuant to the Offering.

     2.     Deposit and Delivery of Proceeds and
Subscription Agreements. The Escrow Agent shall deposit and hold in escrow under this Agreement all Proceeds received by the Issuer from the Subscribers in regard to the purchase of the Capital Stock pursuant to the Offering, The Escrow Agent shall have no responsibility whatsoever in regard to Proceeds not received and for funds that have not yet cleared and become good funds. Subscribers shall make the payment for the capital Stock payable to the Escrow Agent. In the event checks are made payable to the Issuer, the Issuer shall promptly endorse said checks to the order of the Escrow Agent. Simultaneously with the delivery of the Proceeds, the Issuer shall deliver to the Escrow
Agent the Subscription Agreements and copies of the written acceptances for which the Proceeds represent payments, The Escrow Agent shall hold the Proceeds and Subscription Agreements pursuant to the terms and conditions of this Agreement.

     3.     Partial Rejection of Subscription
Agreements. Should the Issuer elect to accept a subscription for less than the number of shares shown in a Subscribers Subscription Agreement by indicating such lesser number of shares on the written acceptance of the Issuer transmitted with the Subscription
Agreement and payment therefore the Escrow Agent shall deposit such payment in the escrow account and then remit within thirty (30) days to such Subscriber at the address shown in his Subscription Agreement that amount of his Proceeds in excess of the amount which constitutes full payment for the number of subscribed shares accepted by the Issuer as shown in the Banks written acceptance, such amount to be remitted without interest or reduction.

     4.     Achievement or Failure to Achieve Required
Offering. The Escrow Agent shall notify the Issuer in writing at such time as it has received Proceeds totaling at least $5,250,000 exclusive of those which have been rejected by the Issuer and shall continue to receive and hold such funds until notified by the Issuer to release the proceeds to the Issuer. If, on or before the Expiration Date, the Escrow Agent shall not have received Proceeds from the Subscribers for at least $5,250,000, the Escrow Agent shall return to each Subscriber the appropriate amount of the Proceeds
(without interest or deduction) received and collected from him hereunder.

     5. Failure to Request Proceeds. If, by the close of business on the Expiration Date, the Issuer shall not have, delivered a written request to the Escrow Agent authorizing release of the Proceeds, the Escrow Agent shall promptly return to the Subscribers the Proceeds (without interest or deduction) received and collected from them hereunder.

     6. Request For Proceeds. Subject to provision of paragraph 4, hereof, if the Issuer delivers a written request to release Proceeds, the Escrow Agent shall, Within three (3) days of receiving notification thereof from the Issuer, pay to the Issuer all cleared proceeds then and thereafter received by it (including any interest earned thereon) after deducting therefrom the fees and costs of the Escrow Agent as set forth in Paragraph 1 5 hereof

     7.     Return of Proceeds to Subscribers.  If
instructed in writing to do so by the Issuer the Escrow
Agent agrees to return to any Subscriber, whether his Subscription Agreement has been accepted by the Issuer or not, Proceeds deposited pursuant to this Agreement by the Subscriber. Written instruction by the Issuer to return funds to a Subscriber must be received by the Escrow Agent prior to the Escrow Agent's disbursement of Proceeds pursuant to Paragraph 6 of this Agreement.
The Escrow Agent, in returning funds to the Subscribers hereunder, may rely on the names and addresses furnished to the Escrow Agent by the Issuer without the requirement of independent verification, All returns and deliveries to a Subscriber under this Agreement shall be mailed, by regular mail, to the residential or business address of such Subscriber, appearing on his Subscription Agreement. Any payment to a Subscriber will be made by check.

     8.     Investment of Proceeds by Escrow Agent.
The Escrow Agent shall, at the direction of the President of the Issuer, invest the Proceeds in one or more mutual funds or a master repurchase agreement comprised solely of investments in United States government, United States government backed securities and repurchase agreements collateralized by United
States government backed securities. Interest and other monies earned on said investments shall accrue to the benefit of the Issuer; provided, however, if the Required Offering is not obtained, interest and other monies earned on said investments shall be paid to Subscribers, with the Issuer remaining obligated to pay the fees of the Escrow Agent. The Escrow Agent shall advise the Issuer as to the form of investments into which the Proceeds have been placed, and furnish to the Issuer periodic, and final reports. of said investments. The Escrow Agent shall have no liability or obligation whatsoever for the status of said investments or the failure of said investments.

     9. Duties of Escrow Agent. The Escrow Agent undertakes to perform only such duties as we expressly set forth herein mid no implied duties or obligations shall be read into this Agreement against the Escrow
Agent.

     10.     Reliance of Escrow Agent.  The Escrow
Agent may act in reliance upon any writing or instrument or signature which the Escrow Agent, in good faith, believes to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice or instructions in connection with the provisions hereof has been duly authorized to do so.

     11. Indemnification of Escrow Agent. Unless the Escrow Agent discharges any of its duties hereunder in a negligent manner or is guilty of misconduct with regard to its dudes hereunder, the Issuer hereby agrees to indemnify the Escrow Agent and hold it harmless from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expenses, fees or charges of any character or nature which it may incur or with which it may be threatened by reason of its acting as Escrow Agent under this Agreement; and in connection therewith, to indemnify the Escrow Agent against any and all expenses, including reasonable attorneys' fees and the cost of defending any action, suit or proceeding or resisting any claim.

     12.     Discretion of Escrow Agent to File an
Interpleader Action in the Event of Dispute. If the parties shall be in disagreement about the interpretation of this Agreement, or about the rights and obligations, or the propriety of any action contemplated by the Escrow Agent hereunder, the Escrow
Agent may, but shall not be required to, file an action of interpleader to resolve the disagreement and may hold all Proceeds until directed by a court of competent jurisdiction as to the manner or distribution or until all parties in dispute mutually agree to the distributions The Escrow Agent shall be indemnified as set forth in Paragraph 11 for all cost, including reasonable attorneys' fees incurred by it, in connection with the aforesaid interpleader action, and shall be fully protected in suspending all o-r part of its activities under this agreement until a final judgment or other appropriate order in the interpleader action is entered.

     13.     Consultation with Counsel.  The Escrow
Agent may consult with independent counsel of its own choice and shall have full and complete authorization and protection in accordance with the opinion of such counsel. The, Escrow Agent shall otherwise not be liable for any mistakes of fact or errors of judgment, or for any acts or omissions of any kind unless caused by its negligence or misconduct.

     14.     Resignation of Escrow Agent.  The Escrow
Agent may resign upon thirty (30) days written notice to the Issuer. If a successor Escrow Agent is not Appointed by the Issuer within this thirty (30) day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor or, at its option, the Escrow Agent may do nothing until such time as the Issuer has furnished the name of a successor
Escrow Agent or otherwise directed the Escrow Agent as to the disposition of Proceeds; provided, however, if the Charter has not been received the Escrow Agent shall not pay to the Issuer any of the Proceeds.

     15.     Compensation and Expenses.  The Escrow
Agent shall be entitled to compensation from the Issuer for its services hereunder in an amount of $1,500.00.
In the event Escrow Agent must return the escrow funds to a Subscriber, the Issuer agrees to compensate Escrow
Agent by paying said Agent an additional $10.00 per Subscriber.

     16.     Notices.  All notices permitted or
required to be given to any party under this Agreement shall be in writing and shall be deemed to have been given upon receipt by the party being notified. In the case of the Issuer, such notices shall be sent to:

     Charles S. Conolev
     Suite C
     3005-26th Street West
     Bradenton, Florida 34205

AND

     Daniel D, Dinur
     One Lakeside Commons
     990 Hammond Drive, Suite 760
     Atlanta, GA 30328

     Either party may change the address, at which said notice is to be given by giving notice of such to all other parties to this Agreement in the manner set forth herein.

     17. The rights created by the Agreement shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the Escrow Agent.

     18.     Laws of the State of Florida to Apply.
This Agreement shall be construed in accordance with, and governed by the laws of, the State of Florida.

     19. Termination. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all further responsibility hereunder at such time as the Escrow Agent shall have completed its duties under Paragraphs 4, 5 or 6, as the case may be.

     20.     Complete Agreement.  This Agreement
constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

 Horizon Bancorporation, Inc.

(CORPORATE SEAL)
By:
   -------------------------------
   Name: Charles S. Conoley
   Title: President


SunTrust Bank, Central Florida, National Association


By:
  -------------------------------
Deborah Moreya
First Vice President